              SECOND PROSPECTUS SUPPLEMENT DATED DECEMBER 13, 1999
                     (to prospectus dated November 11, 1999)


                               SUNBEAM CORPORATION

                                 $2,014,000,000
         ZERO COUPON CONVERTIBLE SENIOR SUBORDINATED DEBENTURES DUE 2018
                                       AND
        SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION OF THE DEBENTURES


                               RECENT DEVELOPMENTS

     On November 19, 1999, Sunbeam Corporation released the information contained in Part I hereof, in a filing with the Securities and Exchange Commission. In addition, on November 19, 1999, The Coleman Company, Inc. released the information contained in Part II hereof, in a filing with the Securities and Exchange Commission.

                                     PART I

                      SUNBEAM CORPORATION AND SUBSIDIARIES

                                TABLE OF CONTENTS


                                                                                        PAGE
                                                                                        ----

Condensed Consolidated Statements of Operations (Unaudited)
     for the three months and nine months ended
     September 30, 1999 and September 30, 1998........................................    1


Condensed Consolidated Balance Sheets (Unaudited)
     as of September 30, 1999 and December 31, 1998...................................    2


Condensed Consolidated Statements of Cash Flows (Unaudited)
     for the nine months ended September 30, 1999 and September 30, 1998..............    3


Notes to Condensed Consolidated Financial Statements (Unaudited)......................    4


Management's Discussion and Analysis of Financial Condition
     and Results of Operations........................................................   29

                      SUNBEAM CORPORATION AND SUBSIDIARIES
           CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                        THREE MONTHS ENDED                      NINE MONTHS ENDED
                                                ---------------------------------       ---------------------------------
                                                SEPTEMBER 30,       SEPTEMBER 30,       SEPTEMBER 30,       SEPTEMBER 30,
                                                     1999                1998                1999                1998
                                                -------------       -------------       -------------       -------------
Net sales ...............................        $   601,554         $   496,039         $ 1,786,428         $ 1,322,129
Cost of goods sold ......................            442,764             428,629           1,334,177           1,273,424
Selling, general and administrative
     expense ............................            154,480             228,441             449,263             440,381
                                                 -----------         -----------         -----------         -----------
Operating income (loss) .................              4,310            (161,031)              2,988            (391,676)
Interest expense, net ...................             48,334              42,677             136,631              88,476
Other income, net .......................             (5,219)            (10,995)             (4,619)             (4,065)
                                                 -----------         -----------         -----------         -----------
Loss before income taxes, minority
     interest and extraordinary charge ..            (38,805)           (192,713)           (129,024)           (476,087)
Income tax provision (benefit):
   Current ..............................             (5,276)                396               1,370               3,995
   Deferred .............................              8,928              (2,814)             11,291              (1,280)
                                                 -----------         -----------         -----------         -----------
                                                       3,652              (2,418)             12,661               2,715

Minority interest .......................              4,897              (1,384)             13,354              (3,447)
                                                 -----------         -----------         -----------         -----------
Loss before extraordinary charge ........            (47,354)           (188,911)           (155,039)           (475,355)
Extraordinary charge from
   early extinguishments of debt ........                 --                  --                  --            (111,715)
                                                 -----------         -----------         -----------         -----------
Net loss ................................        $   (47,354)        $  (188,911)        $  (155,039)        $  (587,070)
                                                 ===========         ===========         ===========         ===========
Basic and diluted loss per share:
   Loss from continuing operations before
     extraordinary charge ...............        $     (0.47)        $     (1.88)        $     (1.54)        $     (4.96)
   Extraordinary charge .................                 --                  --                  --               (1.16)
                                                 -----------         -----------         -----------         -----------
   Net loss .............................        $     (0.47)        $     (1.88)        $     (1.54)        $     (6.12)
                                                 ===========         ===========         ===========         ===========
Basic and diluted weighted average common
   shares outstanding ...................            100,746             100,722             100,743              95,919



            See Notes to Condensed Consolidated Financial Statements.



                                     S2PI-1

                      SUNBEAM CORPORATION AND SUBSIDIARIES
                CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                             (AMOUNTS IN THOUSANDS)



                                                                          SEPTEMBER 30,           DECEMBER 31,
                                                                               1999                   1998
                                                                          -------------          -------------
ASSETS
Current assets:
   Cash and cash equivalents...........................................   $      29,088          $      61,432
   Restricted investments..............................................              --                 74,386
   Receivables, net....................................................         443,223                361,774
   Inventories.........................................................         507,821                519,189
   Prepaid expenses, deferred income taxes and other current assets....          70,681                 74,187
                                                                          -------------          -------------
         Total current assets..........................................       1,050,813              1,090,968
Property, plant and equipment, net.....................................         457,293                455,172
Trademarks, tradenames, goodwill and other, net........................       1,809,868              1,859,377
                                                                          -------------          -------------
                                                                          $   3,317,974          $   3,405,517
                                                                          =============          =============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term debt and current portion of long-term debt...............   $   1,505,576          $     119,103
   Accounts payable....................................................         188,899                162,173
   Other current liabilities...........................................         303,075                321,185
                                                                          -------------          -------------
         Total current liabilities.....................................       1,997,550                602,461
Long-term debt, less current portion...................................         817,128              2,142,362
Other long-term liabilities............................................         231,898                248,459
Deferred income taxes..................................................         111,516                100,473
Minority interest......................................................          65,195                 51,325

Commitments and contingencies

Shareholders' equity:
   Preferred stock (2,000,000 shares authorized, none outstanding) ....              --                     --
   Common stock (100,746,400 and 100,739,053 shares issued)............           1,007                  1,007
   Additional paid-in capital..........................................       1,122,896              1,123,457
   Accumulated deficit.................................................        (965,036)              (809,997)
   Accumulated other comprehensive loss................................         (64,180)               (54,030)
                                                                          -------------          -------------
         Total shareholders' equity....................................          94,687                260,437
                                                                          -------------          -------------
                                                                          $   3,317,974          $   3,405,517
                                                                          =============          =============

            See Notes to Condensed Consolidated Financial Statements.


                                     S2PI-2

                      SUNBEAM CORPORATION AND SUBSIDIARIES
           CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
                             (AMOUNTS IN THOUSANDS)



                                                                                     NINE MONTHS ENDED
                                                                          ------------------------------------
                                                                           SEPTEMBER 30,         SEPTEMBER 30,
                                                                                1999                  1998
                                                                          --------------         -------------
OPERATING ACTIVITIES:
    Net loss...........................................................   $     (155,039)        $    (587,070)
    Adjustments to reconcile net loss to net cash
       used in operating activities:
        Depreciation and amortization..................................           93,917                70,123
        Non-cash interest charges......................................           34,120                19,387
        Deferred income taxes..........................................           11,291                (1,280)
        Minority interest..............................................           13,354                (3,447)
        (Gain) loss on sale of property, plant and equipment...........           (3,405)                2,406
        Provision for fixed assets.....................................               --                32,642
        Provision for excess and obsolete inventory....................               --                86,167
        Warrants charged to expense....................................               --                70,000
        Non-cash compensation charge...................................               --                23,359
        Extraordinary charge from early extinguishments of debt........               --               111,715
        Changes in working capital and other, net of acquisitions......          (67,409)              (48,697)
                                                                          --------------         -------------
              Net cash used in operating activities....................          (73,171)             (224,695)
                                                                          --------------         -------------
INVESTING ACTIVITIES:
    Capital expenditures...............................................          (63,205)              (32,766)
    Purchases of businesses, net of cash acquired......................               --              (379,159)
    Other..............................................................            4,838                   307
                                                                          --------------          ------------
              Net cash used in investing activities....................          (58,367)             (411,618)
                                                                          --------------         -------------
FINANCING ACTIVITIES:
    Issuance of convertible subordinated debentures, net of
       financing fees..................................................               --               729,622
    Net borrowings under revolving credit facilities...................          105,025             1,353,041
    Payments of debt obligations, including prepayment penalties.......           (2,940)           (1,464,245)
    Proceeds from exercise of stock options............................               35                19,553
    Other..............................................................           (2,926)               (1,875)
                                                                          --------------         -------------
              Net cash provided by financing activities................           99,194               636,096
                                                                          --------------         -------------

Net decrease in cash and cash equivalents..............................          (32,344)                 (217)
Cash and cash equivalents at beginning of period.......................           61,432                52,298
                                                                          --------------         -------------
Cash and cash equivalents at end of period.............................   $       29,088         $      52,081
                                                                          ==============         =============


            See Notes to Condensed Consolidated Financial Statements


                                     S2PI-3

                      SUNBEAM CORPORATION AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

1. OPERATIONS AND BASIS OF PRESENTATION

ORGANIZATION

     Sunbeam Corporation ("Sunbeam" or the "Company") is a leading designer, manufacturer and marketer of branded consumer products. The Company's primary business is the manufacturing, marketing and distribution of durable household and outdoor leisure consumer products through mass market and other distribution channels in the United States and internationally. The Company also sells its products to professional and commercial end users such as small businesses, health care providers, hotels and other institutions. The Company's principal products include household kitchen appliances; health monitoring and care products for home use; scales for consumer and professional use for weight management and business uses; electric blankets and throws; clippers and trimmers for consumer, professional and animal uses; smoke and carbon monoxide detectors; outdoor barbecue grills; camping equipment such as tents, lanterns, sleeping bags and stoves; coolers; backpacks and book bags; and portable generators and compressors.

     In 1998 the Company acquired an indirect controlling interest in The Coleman Company, Inc. ("Coleman") and all the outstanding common stock of Signature Brands USA, Inc. ("Signature Brands") and First Alert, Inc. ("First Alert").

BASIS OF PRESENTATION

     The Condensed Consolidated Balance Sheet of the Company as of September 30, 1999 and the Condensed Consolidated Statements of Operations and Cash Flows for the three and nine months ended September 30, 1999 and 1998 are unaudited. The unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions of Form 10-Q and Rule 10-01 of Regulation S-X. The December 31, 1998 Condensed Consolidated Balance Sheet was derived from the consolidated financial statements contained in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998. The condensed consolidated financial statements contained herein should be read in conjunction with the consolidated financial statements and related notes contained in the Company's 1998 Annual Report on Form 10-K/A. In the opinion of management, the unaudited condensed consolidated financial statements contained herein include all adjustments (consisting of only recurring adjustments) necessary for a fair presentation of the results of operations for the interim periods presented. These interim results of operations are not necessarily indicative of results for the entire year or future periods.




                                     S2PI-4

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

1. OPERATIONS AND BASIS OF PRESENTATION - (CONTINUED)


BASIC AND DILUTED LOSS PER SHARE OF COMMON STOCK

     Loss per common share calculations are determined by dividing loss attributable to common shareholders by the weighted average number of shares of common stock outstanding. Loss per share for the nine months ended September 30, 1999 and 1998, is based only on the weighted average number of common shares outstanding, as potential common shares have been excluded as a result of the loss during the periods presented. Loss per share for the nine months ended September 30, 1999 excluded 78,562 shares related to stock options, as their effect would have been anti-dilutive. Stock options to purchase 19,420,292 common shares for the nine months ended September 30, 1999, were excluded from potential common shares as the option exercise prices were greater than the average market price of the Company's common stock during the period. The nine months ended September 30, 1998 loss per share excluded 3,017,516 shares related to stock options, as their effect would have been anti-dilutive. The nine month 1998 period also excluded 63,016 related to restricted stock. Stock options to purchase 9,609,033 common shares for the nine months ended September 30, 1998 were excluded from potential common shares as the option exercise prices were greater than the average market price of the Company's common stock during the period. Diluted average common shares outstanding for all periods presented excluded 13,242,050 shares issuable upon the conversion of the Zero Coupon Convertible Senior Subordinated Debentures due 2018 (the "Debentures"). In addition, diluted average common shares outstanding for the periods ended September 30, 1999 excluded 23,000,000 shares issuable on the exercise of warrants.

NEW ACCOUNTING STANDARDS

     Effective January 1, 1999, the Company adopted Statement of Position 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE ("SOP 98-1"). SOP 98-1 requires computer software costs associated with internal use software to be expensed as incurred until certain capitalization criteria are met. Adoption of this statement did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which, as amended, is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 requires the recognition of all derivatives in the Consolidated Balance Sheets as either assets or liabilities measured at fair value. The Company has not yet determined the impact SFAS No. 133 will have on its consolidated financial position, results of operations, or cash flows.

RECLASSIFICATIONS

     Certain prior year amounts have been reclassified to conform with the 1999 presentation.


                                     S2PI-5

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

2. ACQUISITIONS

     On March 30, 1998, the Company, through a wholly-owned subsidiary, acquired approximately 81% of the total number of then outstanding shares of common stock of Coleman from a subsidiary of MacAndrews & Forbes Holdings, Inc. ("M&F"), in exchange for 14,099,749 shares of the Company's common stock and approximately $160 million in cash. In addition, the Company assumed approximately $1,016 million in debt. The value of the common stock issued at the date of acquisition was derived by using the average closing stock price as reported on the New York Stock Exchange ("NYSE") Composite Tape for the day before and day of the public announcement of the acquisition. Immediately thereafter, as a result of the exercise of employee stock options, Sunbeam's indirect beneficial ownership of Coleman decreased to approximately 79% of the total number of the outstanding shares of Coleman common stock. (See Note 10.)

     On August 12, 1998, the Company announced that, following investigation and negotiation conducted by a Special Committee of the Board consisting of four outside directors not affiliated with M&F, the Company had entered into a settlement agreement with a subsidiary of M&F pursuant to which the Company was released from certain threatened claims of M&F and its subsidiaries arising from the Coleman acquisition and M&F agreed to provide certain management personnel and assistance to the Company in exchange for the issuance to the M&F subsidiary of a warrant expiring August 24, 2003 to purchase up to 23 million shares of the Company's common stock at a cash exercise price of $7.00 per share, subject to anti-dilution adjustments. The Company concluded that the agreement to issue this warrant did not result in a new measurement date for the purposes of determining the purchase price for Coleman and has accounted for the issuance of this warrant in the third quarter of 1998 as a cost of settling a potential claim. Accordingly, a $70.0 million non-cash SG&A expense was recorded in the third quarter of 1998, based upon a valuation performed as of August 1998 using facts existing at that time. The valuation was conducted by an independent consultant engaged by the special committee of the board of directors.

     The Company expects to acquire the remaining equity interest in Coleman pursuant to a merger transaction in which the existing Coleman minority shareholders will receive 0.5677 of a share of the Company's common stock and $6.44 in cash for each share of Coleman common stock outstanding. In addition, unexercised options under Coleman's stock option plans will be cashed out at a price per share equal to the difference between $27.50 and the exercise price of such options. The Company expects to issue approximately 6.7 million shares of common stock and expend approximately $87 million in cash to complete the Coleman acquisition. Although there can be no assurance, it is anticipated the Coleman merger will occur in the fourth quarter of 1999 or early in the first quarter of 2000. The acquisition of the remaining outstanding shares of Coleman common stock will be accounted for under the purchase method of accounting from the date of consummation of the Coleman merger.



                                     S2PI-6

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

2. ACQUISITIONS - (CONTINUED)

     On October 21, 1998, the Company announced that it had entered into a Memorandum of Understanding to settle, class action claims made by minority shareholders of Coleman relating to the Coleman merger. Under the terms of the settlement, the Company will issue to the Coleman public shareholders, and plaintiff's counsel in this action, warrants to purchase up to 4.98 million shares of the Company's common stock at a cash exercise price of $7.00 per share, subject to certain anti-dilution provisions. These warrants would generally have the same terms as the warrants issued to a subsidiary of M&F and will be issued when the Coleman merger is consummated. Issuance of these warrants will be accounted for as additional purchase consideration. As a consequence of entering into the Memorandum of Understanding and agreeing to issue additional consideration in the form of warrants to purchase Sunbeam common stock, a new measurement date was established for the remaining equity interest in Coleman. The total consideration to be paid (cash, Sunbeam common stock and Sunbeam warrants) to the Coleman shareholders will therefore be measured as of October 21, 1998.

     On April 6, 1998, the Company completed the acquisitions of First Alert, valued at approximately $182 million (including $133 million of cash and $49 million of assumed debt) and Signature Brands valued at approximately $255 million (reflecting cash paid, including the required retirement of defeasance of debt).

     As of the date of the acquisition of Coleman, management of the Company determined approximately 117 employees of Coleman would need to be involuntarily terminated in order to eliminate duplicate activities and functions and fully integrate Coleman into Sunbeam's operations. The Company recognized a liability of approximately $8 million representing severance and benefit costs related to 117 employees pursuant to the termination plan. This liability was included in the allocation of purchase price. As of September 30, 1999, 113 employees were terminated and paid benefits of approximately $7 million. The four remaining employees are expected to be terminated by March 31, 2000. Remaining termination costs are expected to be paid by December 31, 2000 and no additional charges are anticipated in future periods related to this issue.

     All of these acquisitions were accounted for by the purchase method of accounting. Accordingly, the results of operations of the acquired entities are included in the accompanying Condensed Consolidated Statements of Operations from their respective dates of acquisition.

     The following pro forma financial information for the Company gives effect to the Coleman and Signature Brands acquisitions as if they had occurred at the beginning of the period presented. No pro forma adjustments have been made for the First Alert acquisition as its effects are not significant. These pro forma results have been prepared for informational purposes only and do not purport to be indicative of the results of operations which actually would have occurred had the acquisitions been consummated on the date indicated, or which may result in the future. The pro forma results follow (in millions, except per share data):

                                                              NINE MONTHS ENDED
                                                              SEPTEMBER 30, 1998
                                                              ------------------
Net sales...................................................    $    1,584.0
Loss before extraordinary charge............................          (498.1)
Basic and diluted loss per share from continuing operations
  before extraordinary charge...............................           (4.78)


                                     S2PI-7

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)


3. DEBT

     In order to finance the acquisitions described in Note 2 and to refinance substantially all of the indebtedness of the Company and the acquired companies, the Company consummated an offering of the Debentures at a yield to maturity of 5.0% (approximately $2,014 million principal amount at maturity) in March 1998, which resulted in approximately $730 million of net proceeds and entered into a revolving and term credit facility ("New Credit Facility").

     The Debentures are exchangeable for shares of the Company's common stock at an initial conversion rate of 6.575 shares for each $1,000 principal amount at maturity of the Debentures, subject to adjustment upon occurrence of specified events. The Debentures are subordinated in right of payment to all existing and future senior indebtedness of the Company. The Debentures are not redeemable by the Company prior to March 25, 2003. On or after such date, the Debentures are redeemable for cash with at least 30 days notice, at the option of the Company. The Company is required to purchase Debentures at the option of the holder as of March 25, 2003, March 25, 2008 and March 25, 2013, at purchase prices equal to the issue price plus accrued original discount to such dates. The Company may, at its option, elect to pay any such purchase price in cash or common stock, or any combination thereof. However, the New Credit Facility prohibits the Company from redeeming or repurchasing Debentures for cash. The Company was required to file a registration statement with the SEC to register the Debentures by June 23, 1998. This registration statement was filed on February 4, 1999 and, as amended, was declared effective on November 8, 1999. The Company's failure to file the registration statement by June 23, 1998 did not constitute default under the terms of the Debentures. From June 23, 1998 until the registration statement was declared effective, the Company was required to pay to the Debenture holders cash liquidated damages accruing, for each day during such period, at a rate per annum equal to 0.25% during the first 90 days and 0.50% thereafter multiplied by the total of the issue price of the Debentures plus the original issue discount thereon on such day. The Company has made total payments for liquidated damages since June 23, 1998 of $4.5 million, of which $1.5 million related to damages for the period through December 31, 1998. A final payment of approximately $0.5 million, representing liquidated damages from September 26, 1999 until the registration statement was declared effective, will be payable on March 25, 2000.

     Concurrent with the acquisitions, the Company replaced its $250 million syndicated unsecured five-year revolving credit facility with the New Credit Facility. The New Credit Facility provided for aggregate borrowings of up to $1.7 billion and in addition to other customary covenants, required the Company to maintain specified consolidated leverage, interest coverage and fixed charge coverage ratios as of the end of each fiscal quarter occurring after March 31, 1998 and on or prior to the latest stated maturity date for any of the borrowings under the New Credit Facility.

     As a result of, among other things, its operating losses incurred during the first half of 1998, the Company did not achieve the specified financial ratios for June 30, 1998 and it appeared unlikely that the Company would achieve the specified financial ratios for September 30, 1998. Consequently, the Company and its lenders entered into an agreement dated as of June 30, 1998 that waived through December 31, 1998 all defaults arising from the failure of the Company to satisfy the specified financial ratios for June 30, 1998 and September 30, 1998. Pursuant to an agreement with the Company dated as of October 19, 1998, the Company's lenders extended all of the waivers under the June 30, 1998 agreement through April 10, 1999 and also waived through such date all defaults arising from any failure by the Company to satisfy the specified financial ratios for December 31, 1998. As part of the October 19, 1998 agreement, the Company agreed to a minimum monthly earnings before interest, taxes, depreciation and amortization ("EBITDA") covenant (as defined in the New Credit Facility) which covenant the Company has been able to satisfy.


                                     S2PI-8

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

3. DEBT - (CONTINUED)

     On April 10, 1999, among other things, the lenders extended all of the waivers set forth in the October 19, 1998 agreement through April 15, 1999. On April 15, 1999, the Company and its lenders entered into a comprehensive amendment to the New Credit Facility that, among other things, extended all of the waivers under the April 10, 1999 agreement until April 10, 2000 and waived until such date all defaults arising from any failure by the Company to satisfy the specified financial ratios for any fiscal quarter end occurring during 1999 and for March 31, 2000. The Company intends to negotiate with its lenders an amendment to the New Credit Facility, or to negotiate further waiver of such covenants and other terms beyond April 10, 2000, or to refinance the New Credit Facility. There can be no assurance that an amendment, further waiver of existing covenants and other terms, or refinancing will be entered into by April 10, 2000. The failure to obtain such an amendment, further waiver or debt refinancing would likely result in violation of the existing covenants and compliance with other terms, which would permit the bank lenders to accelerate the maturity of all outstanding borrowings under the New Credit Facility and could otherwise have a material adverse effect on the Company. Accordingly, debt related to the New Credit Facility and all debt containing cross-default provisions is classified as current in the September 30, 1999 Condensed Consolidated Balance Sheet.

     As part of the April 15, 1999 New Credit Facility amendment, the Company agreed to a minimum cumulative EBITDA covenant that is based on post-December 31, 1998 consolidated EBITDA and is tested at the end of each month occurring on or prior to March 31, 2000, as well as a covenant limiting the amount of revolving loans (other than those used to fund the Coleman merger) that may be outstanding under the New Credit Facility as of the end of each such month. The minimum cumulative EBITDA was initially $6.3 million for the period January 1, 1999 through April 30, 1999 and generally grows on a monthly basis until it reaches $121.0 million for the period from January 1, 1999 through March 31, 2000.

     The following description of the New Credit Facility reflects its significant terms as amended April 15, 1999.

     The New Credit Facility provides for aggregate borrowings of up to $1.7 billion through: (i) a revolving credit facility in an aggregate principal amount of up to $400.0 million maturing March 30, 2005, ($52.5 million of which may only be used to complete the Coleman merger); (ii) up to $800.0 million in term loans maturing on March 30, 2005, (of which $35.0 million may only be used to complete the Coleman merger); and (iii) a $500.0 million term loan maturing September 30, 2006, (of which $5.0 million has already been repaid through September 30, 1999). As of September 30, 1999, approximately $1.5 billion was outstanding and approximately $0.2 billion was available for borrowing under the New Credit Facility.


                                     S2PI-9

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

3. DEBT - (CONTINUED)

     Under the New Credit Facility, interest accrues, at the Company's option:
(i) at the London Interbank Offered Rate ("LIBOR"); or (ii) at the base rate of the administrative agent which is generally the higher of the prime commercial lending rate of the administrative agent or the Federal Funds Rate plus 0.50%; in each case plus an interest margin which is currently 4.00% for LIBOR loans and 2.50% for base rate loans. The interest margin is subject to potential decreases in the future, including a decrease to 3.00% for LIBOR loans and 1.75% for base rate loans upon consummation of the Coleman merger and the effectiveness of the pledge of substantially all of Coleman's and its domestic subsidiaries' assets to secure the obligations under the New Credit Facility. Borrowings under the New Credit Facility are secured by a pledge of the stock of the Company's material subsidiaries, including Coleman, and by a security interest in substantially all of the assets of the Company and its material domestic subsidiaries, other than Coleman and its material subsidiaries except as described below. Currently, Coleman's inventory and related assets are pledged to secure its obligations for letters of credit issued for its account under the New Credit Facility. Additionally, as security for Coleman's note payable to the Company, Coleman pledged substantially all of its domestic assets, other than real property, including 66% of the stock of its direct foreign subsidiaries and domestic holding companies for its foreign subsidiaries, and all of the stock of its other direct domestic subsidiaries (but not the assets of Coleman's subsidiaries). The pledge runs in favor of the Company's lending banks, to which the Coleman note has been pledged as security for the Company's obligations to them. Upon completion of the Coleman merger, substantially all of Coleman's assets and the assets of Coleman's domestic subsidiaries will be pledged to secure the obligations under the New Credit Facility. In addition, borrowings under the New Credit Facility are guaranteed by a number of the Company's wholly-owned material domestic subsidiaries and these subsidiary guarantees are secured as described above. Upon completion of the Coleman merger, Coleman and each of its United States subsidiaries will become guarantors of the obligations under the New Credit Facility. To the extent extensions of credit are made to any subsidiaries of the Company, the obligations of such subsidiaries are guaranteed by the Company.

     In addition to the above described ratios and tests, the New Credit Facility contains covenants customary for credit facilities of a similar nature, including limitations on the ability of the Company and its subsidiaries, including Coleman, to, among other things, (i) declare dividends or repurchase stock, (ii) prepay, redeem or repurchase debt, incur liens and engage in sale-leaseback transactions, (iii) make loans and investments, (iv) incur additional debt, including revolving loans under the New Credit Facility,
(v) amend or otherwise alter material agreements or enter into restrictive agreements, (vi) make capital and year 2000 compliance expenditures, (vii) engage in mergers, acquisitions and asset sales, (viii) engage in certain transactions with affiliates, (ix) settle certain litigation, (x) alter its cash management system and (xi) alter the businesses they conduct. The Company is also required to comply with specified financial covenants and ratios. The New Credit Facility provides for events of default customary for transactions of this type, including nonpayment, misrepresentation, breach of covenant, cross-defaults, bankruptcy, material adverse change arising from compliance with ERISA, material adverse judgments, entering into guarantees and change of ownership and control. It is also an event of default under the New Credit Facility, as amended November 16, 1999, if the Company's registration statement in connection with the Coleman merger is not declared effective by the SEC on or before January 10, 2000, or if the merger



                                     S2PI-10

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

3. DEBT - (CONTINUED)

does not occur within 25 business days of the effectiveness of the registration statement or if the cash consideration (including any payments on account of the exercise of any appraisal rights, but excluding related legal, accounting and other customary fees and expenses) to consummate the Coleman merger exceeds $87.5 million. Although there can be no assurance, the Company anticipates that it will satisfy these conditions. Furthermore, the New Credit Facility requires the Company to prepay term loans on December 31, 1999 to the extent that cash on hand in the Company's concentration accounts plus the aggregate amount of unused revolving loan commitments on this date exceeds $125 million, but the Company is not required to prepay more than $69.3 million as a result of the provision. Unless waived by the bank lenders, the failure to satisfy any of the financial ratios and tests contained in the New Credit Facility or the occurrence of any other event of default under the New Credit Facility would entitle the bank lenders to (a) receive a 2.00% increase in the interest rate applicable to outstanding loans and increase the trade letter of credit fees to 1.00% and (b) accelerate the maturity of the outstanding borrowings under the New Credit Facility and exercise all or any of their other rights and remedies. Any such acceleration or other exercise rights and remedies would likely have a material adverse effect on the Company. The New Credit Facility also includes provisions for the deferral of the September 30, 1999 and the March 31, 2000 scheduled term loan payments of $69.3 million each until April 10, 2000 as a result of the satisfaction by the Company of the agreed upon conditions to the deferral.

     In March 1998, the Company prepaid a $75.0 million 7.85% industrial revenue bond related to its Hattiesburg facility originally due in 2009. In connection with the early extinguishment of this debt, the Company recognized an extraordinary charge in the first quarter of 1998. As a result of repayment of certain indebtedness assumed in the Coleman acquisition, the Company also recognized an extraordinary charge in the second quarter of 1998. The debt assumed in connection with the Coleman acquisition was repaid as a result of the requirements under the terms of the New Credit Facility. These extraordinary charges consisted of redemption premiums ($106.9 million), unamortized debt discount ($13.8 million) and unamortized deferred financing costs ($1.7 million) and were net of an income tax benefit ($10.7 million).

     In connection with the acquisition of Signature Brands, the Company was required to defease $70.0 million of acquired debt. Cash was placed with a trustee to provide for the defeasance, including the related prepayment penalty. This cash was used to purchase Treasury Notes. Accordingly, $74.4 million of restricted investments held by the trustee for the August 1999 liquidation of this acquired debt are reflected as an asset at December 31, 1998. The prepayment penalty is reflected as part of the acquisition price of Signature Brands. This debt was redeemed in August, 1999 utilizing the proceeds from investments restricted for this purpose.

4. ACCOUNTS RECEIVABLE SECURITIZATION

     The Company has entered into a receivables securitization program that expires in March 2000. The Company has received $228.4 million and $130.6 million in the first nine months of each 1999 and 1998, respectively, for the sale of trade accounts receivable. Trade accounts receivable at September 30, 1999 and 1998 reflect a reduction of $36.9 million and $10.5 million, respectively, for receivables sold under this program. Costs of the program, which primarily consist of the purchaser's financing cost of issuing commercial paper backed by the receivables, totaled $1.7 million and $1.9 million in the first nine months of 1999 and 1998, respectively, and have been classified as interest expense in the accompanying Condensed Consolidated Statements of Operations. The Company, through a wholly-owned subsidiary, retains collection and administrative responsibilities for the purchased receivables. This agreement contains cross-default provisions that provide the purchaser of the receivables an option to cease purchasing receivables from the Company if the Company is in default under the New Credit Facility.



                                     S2PI-11

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

5. COMPREHENSIVE LOSS

     The components of the Company's comprehensive loss are as follows (in thousands):

                                                          NINE MONTHS ENDED
                                                   -----------------------------
                                                   SEPTEMBER 30,   SEPTEMBER 30,
                                                       1999            1998
                                                   -------------   -------------
Net loss.......................................    $  (155,039)      (587,070)
Foreign currency translation adjustment,
    net of taxes...............................        (10,150)           154
Change in minimum pension liability............            --            (266)
                                                   -----------     ----------
Comprehensive loss.............................    $  (165,189)    $ (587,182)
                                                   ===========     ==========


     As of September 30, 1999 and December 31, 1998, "Accumulated other comprehensive loss," as reflected in the Condensed Consolidated Balance Sheets is comprised of the following:


                                                               CURRENCY            MINIMUM
                                                              TRANSLATION          PENSION
                                                              ADJUSTMENTS         LIABILITY          TOTAL
                                                             ------------        -----------      -----------

    Balance at September 30, 1999.......................     $    (22,172)       $   (42,008)     $   (64,180)
    Balance at December 31, 1998........................          (12,022)           (42,008)         (54,030)

     The accumulated other comprehensive loss associated with the minimum pension liability is net of deferred taxes of approximately $5 million as of September 30, 1999 and December 31, 1998.

6. SUPPLEMENTARY FINANCIAL STATEMENT DATA

     Supplementary Balance Sheet data at the end of each period is as follows (in thousands):

                                               SEPTEMBER 30,     DECEMBER 31,
                                                   1999              1998
                                               -------------     ------------
Receivables:
  Trade.................................        $  475,595        $  407,452
  Sundry................................            10,090             7,347
                                                ----------        ----------
                                                   485,685           414,799
  Valuation allowance...................           (42,462)          (53,025)
                                                ----------        ----------
                                                $  443,223        $  361,774
                                                ==========        ==========
Inventories:
  Finished goods........................        $  353,561        $  370,622
  Work in process.......................            46,191            39,143
  Raw materials and supplies............           108,069           109,424
                                                ----------        ----------
                                                $  507,821        $  519,189
                                                ==========        ==========



                                     S2PI-12

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

     Supplementary Statements of Cash Flows data is as follows (in thousands):

                                                        NINE MONTHS ENDED
                                                 -------------------------------
                                                  SEPTEMBER 30,    SEPTEMBER 30,
                                                      1999             1998
                                                 --------------    -------------
Cash paid (received) during the period for:
          Interest...........................    $     125,642     $   37,796
                                                 =============     ==========
          Income taxes, net of refunds.......    $       2,145     $  (13,077)
                                                 =============     ==========

7. ASSET IMPAIRMENT AND OTHER CHARGES

     In the second quarter of 1998, decisions were made to outsource or discontinue a substantial number of products previously made by the Company (principally breadmakers, toasters and certain other appliances, air and water filtration products and the elimination of certain stock keeping units ("SKU's") within existing product lines, primarily relating to appliances, grills and grill accessories). As a result, certain facilities and equipment would either no longer be used or would be utilized in a significantly different manner. Accordingly, a charge of $29.6 million was recorded in Cost of Goods Sold to write certain of these assets down to their estimated fair market value. Approximately 80% of this charge related to machinery, equipment and tooling at the Company's Mexico City, Mexico and Hattiesburg, Mississippi manufacturing plants, the estimated fair value for which was derived through an auction process. The remainder of this charge related to tooling and equipment at various other facilities, which either had a nominal value or the fair market value of which was derived through an auction process. These assets were taken out of service at the time of the write-down and consequently were not depreciated further after the write-down. The net carrying value of these assets after the write-down approximated $2.2 million and these assets are expected to be substantially disposed of by December 31, 1999. Depreciation expense associated with these assets approximated $2.6 million in the first half of 1998.

     Personnel at the Mexico City facility were notified in the second quarter of 1998 that the plant was scheduled for closure at year-end 1998, accordingly, at that time, a liability of $1.8 million was recorded in Cost of Goods Sold primarily for employee severance. The employee severance related to approximately 1,200 positions of which 100 employees, representing a $0.4 million severance obligation remained to be terminated at December 31, 1998. Substantially all of these remaining positions had been eliminated and the severance payments had been made by June 30, 1999. Subsequent to the decisions made in conjunction with the acquisitions, management decided to discontinue certain SKU's within product lines (principally generators, compressors and propane cylinders). As a result, in the third quarter of 1998, the Company recorded as Cost of Goods Sold, an additional provision for impairment of fixed assets of $3.1 million in an acquired entity, relating to assets taken out of service for which there was no remaining value. These fixed assets were taken out of service at the time of the write-down and consequently were not depreciated further after the write-down. Depreciation expense associated with these assets approximated $0.8 million in 1998.

     During 1997 and the first half of 1998, the Company built inventories in anticipation of 1998 sales volumes which did not materialize. As a result, it has been and will continue to be necessary to dispose of some portions of excess inventories at amounts less than cost. Accordingly, during 1998, when the facts and circumstances were known that such sales volume would not materialize, the Company recorded $48.6 million in charges (of which $46.4 million and $2.2 million were recorded in the second and third quarters, respectively) to properly state this inventory at the lower-of-cost-or-market. This inventory primarily related to certain appliances, grills and grill accessories.



                                     S2PI-13

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)


7. ASSET IMPAIRMENT AND OTHER CHARGES -(CONTINUED)

     The Company also recorded a charge during the second quarter of 1998 of $11.0 million for excess inventories for raw material and work in process that will not be used due to outsourcing the production of breadmakers, toasters, and certain other appliances. In addition, during the second quarter of 1998, the Company made the decision to exit certain product lines, primarily air and water filtration products and eliminate certain SKU's within existing product lines, primarily relating to appliances, grills and grill accessories. As a result of this decision, a $26.6 million charge was recorded during the second quarter to properly state this inventory at the lower-of-cost-or market. Total charges for excess inventory recorded at the lower-of-cost-or-market, based upon management's best estimate of net realizable value, amounted to $86.2 million through September 30, 1998.

     In the fourth quarter of 1998, in connection with management's decision to outsource the production of certain appliances (principally irons) the Company recorded $0.4 million of severance costs related to the elimination of approximately 45 production positions. During the nine months ended September 30, 1999, 8 positions were eliminated and $0.1 million of the severance was paid. The remaining positions are expected to be eliminated by December 31, 1999.

     At December 31, 1998, the Company had $1.7 million of restructuring accruals relating to its 1996 restructuring plan. This $1.7 million was comprised of $1.2 million relating to lease payments and termination fees and $0.5 million relating to discontinued operations. During the nine months ended September 30, 1999, the Company expended $0.2 million for lease payments and termination fees and $0.4 million relating to discontinued operations, respectively. It is anticipated that the remaining restructuring accrual of $1.1 million ($1.0 million relating to lease payments and termination fees and $0.1 million to discontinued operations) will be paid through 2006.




                                     S2PI-14

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

8. SHAREHOLDERS' EQUITY

COMPENSATORY STOCK GRANTS

     On February 20, 1998, the Company entered into new three-year employment agreements with its then Chairman and Chief Executive Officer and two other senior officers of the Company (the "February 1998 Employment Agreements"). These agreements replaced previous employment agreements entered into in July 1996 that were scheduled to expire in July 1999. The new employment agreements provided for, among other items, the acceleration of vesting of restricted stock and the forfeiture of unvested restricted stock that had been granted under the July 1996 agreement, new restricted stock grants and options to purchase the Company's common stock. In addition, the new employment agreements provided for income tax gross-ups with respect to any tax assessed on the restricted stock grants and acceleration of vesting of restricted stock.

     Compensation expense attributed to the equity grant, the acceleration of vesting of restricted stock and the related income tax gross-ups was recognized in the first quarter of 1998 and compensation expense related to the new restricted stock grants and related tax gross-ups was amortized to expense beginning in the first quarter of 1998 with amortization to continue over the period in which the restrictions lapse. Total compensation expense recognized in the first quarter of 1998 related to these items was approximately $31 million.

     On June 15, 1998, the Company's Board of Directors announced the removal of the then Chairman and Chief Executive Officer and subsequently announced the removal or resignation of other senior officers, including the Company's then Chief Financial Officer. The Company and certain of its former officers are in litigation as to the Company's obligations to these individuals under prior agreements and arising from their termination. (See Note 10).


PURCHASE OF COLEMAN PREFERRED STOCK

     On July 12, 1999, the Company acquired 3,000,000 shares of a newly created series of Coleman voting preferred stock for an aggregate purchase price of approximately $31 million. These shares, together with the shares of Coleman common stock the Company owns, enable Sunbeam to exercise 80.01% of the total voting power of Coleman's outstanding capital stock as of July 12, 1999. This class of preferred stock was created by Coleman and acquired by the Company in order to enable Coleman and the Company to file consolidated federal income tax returns, and in certain jurisdictions, consolidated state income tax returns, prior to the consummation of the Coleman merger. The issue price per share of the voting preferred stock was equal to 110% of the average closing price per share of common stock of Coleman over the five trading days prior to the date of issuance of the voting preferred stock. Except for as required by law, the holders of the voting preferred stock vote as a single class with the holders of the Coleman common stock on all matters submitted to a vote of the holders of Coleman common stock, with each share of voting preferred stock and each share of Coleman common stock having one vote. The voting preferred stock has an annual dividend equal to 7% of $10.35, the issue price per share of the voting preferred stock, which accrues but will not be paid in cash unless a liquidation of Coleman occurs or certain transactions are consummated as described below. In addition, the voting preferred stock will participate ratably with the Coleman common stock in all other dividends and distributions (other than liquidating distributions) made by Coleman to the holders of its common stock. The voting preferred stock will participate with the Coleman common stock in any merger, consolidation, or any other transaction (other than a merger of a wholly owned subsidiary of the Company with Coleman, including the Coleman merger) and will receive on a per share basis the same type and amount of consideration as the Coleman common stock. On liquidations of Coleman: (1) the holders of the voting preferred stock would receive a preferential distribution equal to $10.35 per share, plus accrued and unpaid dividends, (2) next, the holders of the Coleman common stock would receive an amount equal to $10.35 per share of Coleman common stock and (3) any assets remaining after such distributions would be shared by the holders of voting preferred stock and the Coleman common stock on a share


                                     S2PI-15

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

8. SHAREHOLDERS' EQUITY - (CONTINUED)

PURCHASE OF COLEMAN PREFERRED STOCK - (Continued)

for share basis. In connection with the issuance of the shares of preferred stock, Coleman entered into a tax sharing agreement with the Company pursuant to which Coleman will pay to Sunbeam amounts equal to the federal and state income taxes that would have been payable by Coleman had Coleman not been included in the consolidated income tax return of the Company. The terms of the voting preferred stock, their issue price and the terms of the tax sharing agreement were approved on Coleman's behalf by Coleman's then sole independent director. The net proceeds from the issuance of the shares by Coleman of its voting preferred stock to the Company were used by Coleman to make a partial repayment of loans outstanding from Sunbeam under the Intercompany Note.

9. SEGMENT, CUSTOMER AND GEOGRAPHIC DATA

     The following tables include selected financial information with respect to Sunbeam's four operating segments. Corporate expenses include, among other items, expenses for services which are provided in varying levels to the three operating groups and for Year 2000 efforts. The increase from 1998 to 1999 is largely due to an expansion of centralized services related to the acquisitions, Year 2000 expenses and increased costs associated with outside services and insurance.

                                                                   OUTDOOR
                                                  HOUSEHOLD        LEISURE     INTERNATIONAL     CORPORATE        TOTAL
                                                ------------    ------------   -------------   ------------   -------------
NINE MONTHS ENDED SEPTEMBER 30, 1999
    Net sales to unaffiliated customers......   $    555,207    $    774,698    $    444,305   $     12,218   $   1,786,428
    Intersegment net sales...................         57,070         126,681           6,896             --         190,647
    Segment earnings (loss)..................         22,363          71,877          41,021        (93,872)         41,389
    Segment depreciation expense.............         19,436          27,654           4,034          4,392          55,516

NINE MONTHS ENDED SEPTEMBER 30, 1998
    Net sales to unaffiliated customers......   $    454,974    $    524,409    $    328,628   $     14,118   $   1,322,129
    Intersegment net sales...................         50,103          76,538          53,143             --         179,784
    Segment (loss) earnings..................        (29,608)        (41,520)         11,541        (78,425)       (138,012)
    Segment depreciation expense.............         19,778          18,260           3,812          3,087          44,937

SEGMENT ASSETS
    September 30, 1999.......................   $    787,956    $  1,771,883    $    403,609   $    354,526   $   3,317,974
    December 31, 1998........................        864,745       1,782,994         413,755        344,023       3,405,517



                                     S2PI-16

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

9. SEGMENT, CUSTOMER AND GEOGRAPHIC DATA - (CONTINUED)

     Reconciliation of selected segment information to Sunbeam's consolidated totals:

                                                                NINE MONTHS ENDED
                                                     ---------------------------------------
                                                     SEPTEMBER 30, 1999   SEPTEMBER 30, 1998
                                                     ------------------   ------------------
Net sales:
Net sales for reportable segments....................    $ 1,977,075          $ 1,501,916
Elimination of intersegment net sales................       (190,647)            (179,787)
                                                         -----------          -----------
   Consolidated net sales............................    $ 1,786,428          $ 1,322,129
                                                         ===========          ===========

Segment earnings (loss):
Total earnings (loss) for reportable segments........    $    41,389          $  (138,012)
Unallocated amounts:
   Interest expense..................................       (136,631)             (88,476)
   Other income, net.................................          4,619                4,065
   Amortization of intangible assets.................        (38,401)             (25,186)
   Former employees deferred
       compensation (Note 8) and severance...........             --              (34,410)
   Provision for inventory (Note 7)..................             --              (86,167)
   Asset impairment (Note 7).........................             --              (32,642)
   Issuance of warrants (Note 2).....................             --              (70,000)
   Office relocation expense.........................             --               (4,011)
   Other charges.....................................             --               (1,248)
                                                         -----------          ------------
                                                            (170,413)            (338,075)
                                                         -----------          ------------
   Consolidated loss before income taxes,
      minority interest and extraordinary charge.....    $  (129,024)         $  (476,087)
                                                         ============         ============


                                     S2PI-17

10. COMMITMENTS AND CONTINGENCIES

LITIGATION

     On April 23, 1998, two class action lawsuits were filed on behalf of purchasers of the Company's common stock in the U.S. District Court for the Southern District of Florida against the Company and some of its present and former directors and former officers alleging violations of the federal securities laws as discussed below. After that date, approximately fifteen similar class actions were filed in the same Court. One of the lawsuits also named as defendant Arthur Andersen, the Company's independent accountants for the period covered by the lawsuit.

     On June 16, 1998, the court entered an order consolidating all these suits and all similar class actions subsequently filed (collectively, the "Consolidated Federal Actions") and providing time periods for the filing of a consolidated amended complaint and defendants' response thereto. On June 22, 1998, two groups of plaintiffs made motions to be appointed lead plaintiffs and to have their selection of counsel approved as lead counsel. On July 20, 1998, the court entered an order appointing lead plaintiffs and lead counsel. This order also stated that it shall apply to all subsequently filed actions that are consolidated with the other actions. On August 28, 1998, plaintiffs in one of the subsequently filed actions filed an objection to having their action consolidated pursuant to the June 16, 1998 order, arguing that the class period in their action differs from the class periods in the originally filed consolidated actions. On December 9, 1998, the court entered an order overruling plaintiffs' objections and affirming its prior order appointing lead plaintiffs and lead counsel.

     On January 6, 1999, plaintiffs filed a consolidated amended class action complaint against the Company, some of its present and former directors and former officers, and Arthur Andersen. The consolidated amended class action complaint alleges that, in violation of section 10(b) of the Exchange Act and SEC Rule 10b-5, defendants made material misrepresentations and omissions regarding the Company's business operations, future prospects and anticipated earnings per share, in an effort to artificially inflate the price of the Company's common stock and call options, and that, in violation of section 20(a) of the Exchange Act, the individual defendants exercised influence and control over the Company, causing the Company to make material misrepresentations and omissions. The consolidated amended complaint seeks an unspecified award of money damages. On February 5, 1999, plaintiffs moved for an order certifying a class consisting of


                                     S2PI-18

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

10. COMMITMENTS AND CONTINGENCIES - (Continued)

LITIGATION - (Continued)

all persons and entities who purchased the Company's common stock or who purchased call options or sold put options with respect to the Company's common stock during the period April 23, 1997 through June 30, 1998, excluding the defendants, their affiliates, and employees of the Company. Defendants' response to the motion for class certification was filed on May 6, 1999. On March 8, 1999, all defendants who had been served with the consolidated amended class action complaint moved to dismiss it. Under the Private Securities Litigation Reform Act of 1995, all discovery in the consolidated action is stayed pending resolution of the motions to dismiss.

     On April 7, 1998, a purported derivative action was filed in the Circuit Court for the Fifteenth Judicial Circuit in and for Palm Beach County, Florida against the Company and some of its present and former directors and former officers. The action alleged that the individual defendants breached their fiduciary duties and wasted corporate assets when the Company granted stock options on or about February 2, 1998 at an exercise price of $36.85 to three of its officers and directors who were subsequently terminated by the Company. On June 25, 1998, all defendants filed a motion to dismiss the complaint for failure to make a pre-suit demand on the Company's board of directors. On October 22, 1998, the plaintiff amended the complaint against all but one of the defendants named in the original complaint. On February 19, 1999, plaintiffs filed a second amended derivative complaint nominally on behalf of the Company against some of its present and former directors and former officers and Arthur Andersen. The second amended complaint alleges, among other things, that Messrs. Dunlap and Kersh, the Company's former Chairman and Chief Executive Officer and former Chief Financial Officer, respectively, caused the Company to employ fraudulent accounting procedures in order to enable them to secure new employment contracts, and seeks a declaration that the individual defendants have violated fiduciary duties, an injunction against the payment of compensation to Messrs. Dunlap and Kersh or the imposition of a constructive trust on such payments, and unspecified money damages. The defendants have each moved to dismiss the second amended complaint in whole or in part.

     On June 25, 1998, four purported class actions were filed in the Court of Chancery of the State of Delaware in New Castle County by minority shareholders of Coleman against Coleman, the Company and certain of the Company's and Coleman's present and former officers and directors. An additional class action was filed on August 10, 1998 against the same parties. The complaints in these class actions allege, in essence, that the existing exchange ratio for the proposed Coleman merger is no longer fair to Coleman minority shareholders as a result of the decline in the market value of the Company's common stock. On October 21, 1998, the Company announced that it had entered into a memorandum of understanding to settle, subject to court approval, the class actions. The court approved the settlement on November 12, 1999. Under the terms of the settlement, the Company will issue to Coleman minority shareholders and plaintiffs' counsel in this action warrants to purchase up to approximately 4.98 million shares of the Company's common stock at $7 per share, subject to anti-dilution adjustments. Coleman minority shareholders who elect an appraisal under Delaware law will not receive warrants. These warrants will generally have the same terms as the warrant issued to the MacAndrews & Forbes subsidiary and will be issued when the Coleman merger is consummated, which is now expected to occur in the fourth quarter of 1999 or early in the first quarter of 2000. Issuance of these warrants will be accounted for as additional purchase consideration.



                                     S2PI-19

                     SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

10. COMMITMENTS AND CONTINGENCIES - (Continued)

LITIGATION - (Continued)

     During the months of August and October 1998, purported class action and derivative lawsuits were filed in the Court of Chancery of the State of Delaware in New Castle County and in the U.S. District Court for the Southern District of Florida by shareholders of the Company against the Company, MacAndrews & Forbes and some of the Company's present and former directors. These complaints allege that the defendants breached their fiduciary duties when the Company entered into a settlement agreement with the MacAndrews & Forbes subsidiary that sold the Company a controlling interest in Coleman. In the settlement agreement the MacAndrews & Forbes subsidiary released the Company from threatened claims arising out of the Company's acquisition of its interest in Coleman, and MacAndrews & Forbes agreed to provide management support to the Company. Under the settlement agreement, the MacAndrews & Forbes subsidiary was granted a warrant expiring August 24, 2003 to purchase up to an additional 23 million shares of the Company's common stock at an exercise price of $7 per share, subject to anti-dilution provisions. The plaintiffs have requested an injunction against the issuance of stock to MacAndrews & Forbes upon the exercise of its warrant and unspecified money damages. These complaints also allege that the rights of the minority shareholders have been compromised, as the settlement would normally require shareholder approval under the rules and regulations of the NYSE. The audit committee of the Company's board of directors determined that obtaining such shareholder approval would have seriously jeopardized the financial viability of the Company which is an allowable exception to the NYSE shareholder approval requirements. By order of the Delaware Court of Chancery dated January 7, 1999, the derivative actions filed in that court were consolidated, and the Company and the other defendants have moved to dismiss these actions. The action filed in the U.S. District Court for the Southern District of Florida has been dismissed.

     On September 16, 1998, an action was filed in the 56th Judicial District Court of Galveston County, Texas alleging various claims in violation of the Texas Securities Act and Texas Business and Commercial Code as well as common law fraud as a result of the Company's alleged misstatements and omissions regarding the Company's financial condition and prospects during a period beginning May 1, 1998 and ending June 16, 1998, in which the U.S. National Bank of Galveston, Kempner Capital Management, Inc. and Legacy Trust Company engaged in transactions in the Company's common stock on their own behalf and on behalf of their respective clients. The Company is the only named defendant in this action. The complaint requests recovery of compensatory damages, punitive damages and expenses in an unspecified amount. This action was removed to the U.S. District Court for the Southern District of Texas and subsequently transferred to the Southern District of Florida and consolidated with the Consolidated Federal Actions. Plaintiffs in this action have objected to the consolidation and have sought reconsideration by the Southern District of Florida of the order of the Southern District of Texas denying plaintiffs' motion to remand the case to state court and transferring it to Florida. A similar suit was brought by the same group of plaintiffs in the above action against Arthur Andersen. In that action, the plaintiffs allege that Arthur Andersen violated the Texas Securities Act, committed statutory and common law fraud and was negligent in its audits of the Company's 1996 and 1997 financial statements. On September 29, 1999, Arthur Andersen filed a motion for leave to join the Company and certain of its former officers as responsible third parties and contribution defendants. Their motion was denied.



                                     S2PI-20

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

10. COMMITMENTS AND CONTINGENCIES - (Continued)

LITIGATION - (Continued)

     On October 30, 1998, a class action lawsuit was filed on behalf of certain purchasers of the Debentures in the U.S. District Court for the Southern District of Florida against the Company and some of the Company's former officers and directors, alleging violations of the federal securities laws and common law fraud. The complaint alleges that the Company's offering memorandum used for the marketing of the Debentures contained false and misleading information regarding the Company's financial position and that the defendants engaged in a plan to inflate the Company's earnings for the purpose of defrauding the plaintiffs and others. The plaintiffs seek a declaration that defendants violated federal securities laws and either unspecified monetary damages or rescission of their purchase of the Debentures. The parties have negotiated a proposed coordination plan in order to coordinate proceedings in this action with those in the Consolidated Federal Actions.

         The Company has been named as a defendant in an action filed in the District Court of Tarrant County, Texas, 48th Judicial District, on November 20, 1998. The Company was served in this action through the Secretary of State of Texas on January 15, 1999. The plaintiffs in this action are purchasers of the Debentures. The plaintiffs allege that the Company violated the Texas Securities Act and the Texas Business & Commercial Code and committed state common law fraud by materially misstating the financial position of the Company in connection with the offering and sale of the Debentures. The complaint seeks rescission, as well as compensatory and exemplary damages in an unspecified amount. The Company specially appeared to assert an objection to the Texas court's exercise of personal jurisdiction over the Company, and a hearing on this objection took place on April 15, 1999. On April 23, 1999, the court entered an order granting the Company's special appearance and dismissing the case without prejudice. The plaintiffs moved for reconsideration of the court order, which motion the court denied on May 24, 1999. The plaintiffs have appealed to the Texas Court of Appeals the order dismissing the case and that appeal is pending.

     On April 12, 1999, a class action lawsuit was filed in the U.S. District Court for the Southern District of Florida. The lawsuit was filed on behalf of persons who purchased Debentures during the period of March 20, 1998 through June 30, 1998, inclusive, but after the initial offering of such Debentures. The complaint asserts that the Company made material omissions and misrepresentations that had the effect of inflating the market price of the Debentures. The complaint names as defendants the Company, its former auditor, Arthur Andersen, and two former Company officers, Messrs. Dunlap and Kersh. The plaintiff is an institution which allegedly acquired in excess of $150,000,000 face amount of the Debentures and now seeks unspecified money damages. The Company was served on April 16, 1999 in connection with this pending lawsuit. The Company has requested that this action be coordinated with the Consolidated Federal Actions.




                                     S2PI-21

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

10. COMMITMENTS AND CONTINGENCIES - (Continued)

LITIGATION - (Continued)

     On February 9, 1999, Messrs. Dunlap and Kersh filed with the American Arbitration Association demands for arbitration of claims under their respective employment agreements with the Company. Messrs. Dunlap and Kersh are requesting a finding by the arbitrators that the Company terminated their employment without cause and that they should be awarded certain benefits based upon their respective employment agreements. On March 12, 1999, the Company asked the Circuit Court for the Fifteenth Judicial Circuit in and for Palm Beach County, Florida to issue an injunction prohibiting Messrs. Dunlap and Kersh from pursuing their arbitration proceedings against the Company on the grounds, among others, that the simultaneous litigation of the action filed in that court on April 7, 1998, described above, and the arbitration proceedings would subject the Company to the threat of inconsistent adjudications with respect to certain rights to compensation asserted by Messrs. Dunlap and Kersh and would cause irreparable harm to the Company and its shareholders. On March 19, 1999, the plaintiff in the April 7, 1998 action discussed above moved for an injunction on similar grounds. On May 11, 1999, the court denied the motions for a preliminary injunction filed by the Company and the plaintiff. The Company has answered the arbitration demands of Messrs. Dunlap and Kersh and has filed counterclaims seeking, among other things, the return of all consideration paid, or to be paid, under the February 1998 Employment Agreements between the Company and Messrs. Dunlap and Kersh. An answer was filed by Messrs. Dunlap and Kersh generally denying the Company's counterclaims. Discovery is pending.

     On May 24, 1999, an action naming the Company as defendant was filed in the Circuit Court for Ozaukee County, Wisconsin. Prior to service of the complaint, the plaintiff dismissed its claims, voluntarily, without prejudice. The plaintiff in this action was a purchaser of the Debentures. The plaintiff alleged that the Company violated the Wisconsin Uniform Securities Act and committed acts of false advertising and misrepresentation in connection with the offering and sale of the Debentures. The plaintiff sought rescission, as well as compensatory and exemplary damages in an unspecified amount.

     On September 13, 1999, an action naming the Company and Arthur Andersen as defendants was filed in the Circuit Court for Montgomery County, Alabama. The plaintiffs in this action are purchasers of the Company's common stock during the period March 19, 1998 through May 6, 1998. The plaintiffs allege, among other things, that the defendants violated the Alabama Security Laws and SEC Rule 10b-5. The plaintiffs seek compensatory and punitive damages in an unspecified amount. The Company has removed this case to the U.S. District Court for the District of Alabama. In addition, Arthur Andersen has filed a cross claim against the Company for contribution and indemnity. The Company has filed a motion with the Judicial Panel on Multidistrict Litigation to consolidate this action with the Consolidated Federal Actions.

     The Company intends to vigorously defend each of the foregoing lawsuits other than those as to which a memorandum of understanding to settle has been reached, but cannot predict the outcome and is not currently able to evaluate the likelihood of the Company's success in each case or the range of potential loss. However, if the Company were to lose these lawsuits, judgments would likely have a material adverse effect on the Company's consolidated financial position, results of operations and cash flows.





                                     S2PI-22

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

10. COMMITMENTS AND CONTINGENCIES - (Continued)

LITIGATION - (Continued)

     On March 23, 1999, Messrs. Dunlap and Kersh filed a complaint in the Court of Chancery of the State of Delaware seeking an order directing the Company to advance attorneys' fees and other expenses incurred in connection with various state and federal class and derivative actions and an investigation instituted by the SEC. The complaint alleges that such advancements are required by the Company's by-laws and by a forbearance agreement entered into between the Company and Messrs. Dunlap and Kersh in August, 1998. A trial of this summary proceeding was held on June 15 and 16, 1999. On June 23, 1999, the court issued a memorandum opinion directing the Company to pay about $1.4 million on account of expenses incurred to date and to advance the reasonable future expenses in those actions and investigations. Messrs. Dunlap and Kersh have agreed to repay all amounts advanced to them if it is ultimately determined that they are not entitled to indemnification under Delaware law.

     On July 2, 1998, the American Alliance Insurance Company filed suit against the Company in the U.S. District Court for the Southern District of New York requesting a declaratory judgment of the court that the directors' and officers' liability insurance policy for excess coverage issued by American Alliance was invalid and/or had been properly canceled by American Alliance. American Alliance has filed a motion for summary judgment on the ground that coverage was never bound. The Company has opposed that motion. As a result of a motion made by the Company, this case has been transferred to the U.S. District Court for the Southern District of Florida for coordination and consolidation of pre-trial proceedings with the various actions pending in that court. On October 20, 1998, an action was filed by Federal Insurance Company in the U.S. District Court for the Middle District of Florida requesting the same relief as that requested by American in the previously filed action as to additional coverage levels under the Company's directors' and officers' liability insurance policy. This action has been transferred to the U.S. District Court for the Southern District of Florida and is currently in discovery. The Company is seeking a stay of discovery to coordinate discovery in this action with any discovery that may occur in the Consolidated Federal Actions. Plaintiff has moved to compel production of various documents. On December 22, 1998, an action was filed by Executive Risk Indemnity, Inc. in the Circuit Court of the Seventeenth Judicial Circuit in and for Broward County, Florida requesting the same relief as that requested by American and Federal in their previously filed actions as to additional coverage levels under the Company's directors' and officers' liability insurance policy. On April 15, 1999, the Company filed an action in the U.S. District Court for the Southern District of Florida against National Union Fire Insurance Company of Pittsburgh, PA, Gulf Insurance Company and St. Paul Mercury Insurance Company requesting, among other things, a declaratory judgment that National Union is not entitled to rescind its directors' and officers' liability insurance policies to the Company and a declaratory judgment that the Company is entitled to coverage from these insurance companies for the various lawsuits described herein under directors' and officers' liability insurance policies issued by each of the defendants. In response to the Company's complaint, defendants St. Paul and Gulf have answered and asserted counterclaims seeking rescission and declaratory relief that no coverage is available to the Company. The Company has denied the allegations of Gulf's and St. Paul's counterclaims. Defendant National Union has filed a motion to dismiss or stay the claims filed by the Company against National Union on the basis, among others, that the Company must submit the dispute to arbitration or mediation. The Company has filed a response opposing that motion. The Company intends to pursue recovery from all of its insurers if damages are awarded against the Company or its indemnified officers and/or directors under any of the foregoing actions and to recover attorneys' fees covered under those policies. The Company's failure to obtain such insurance recoveries following an adverse judgment in any of the actions described above could have a material adverse effect on the Company's financial position, results of operations and cash flows.


                                     S2PI-23

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

10. COMMITMENTS AND CONTINGENCIES - (Continued)

LITIGATION - (Continued)

     By letter dated June 17, 1998, the staff of the Division of Enforcement of the SEC advised the Company that it was conducting an informal inquiry into the Company's accounting policies and procedures and requested that the Company produce certain documents. On July 2, 1998, the SEC issued a Formal Order of Private Investigation, designating SEC officers to take testimony and pursuant to which a subpoena was served on the Company requiring the production of certain documents. On November 4, 1998, another SEC subpoena requiring the production of additional documents was received by the Company. The Company has provided numerous documents to the SEC staff and continues to cooperate with the SEC staff. The Company has, however, declined to provide the SEC with material that the Company believes is subject to the attorney-client privilege and the work product immunity.

     The SEC has not commenced any civil or administrative proceedings as a result of its investigation, and the Company cannot predict at this time whether the SEC will seek to impose any monetary or other penalties against the Company. Under these circumstances, the Company cannot estimate the duration of the investigation or its outcome.

     The Company and its subsidiaries are also involved in various other lawsuits arising from time to time which the Company considers to be ordinary routine litigation incidental to its business. In the opinion of the Company, the resolution of these routine matters, and of certain matters relating to prior operations, individually or in the aggregate, will not have a material adverse effect upon the financial position, results of operations or cash flows of the Company.

     Amounts accrued for litigation matters represent the anticipated costs (damages and/or settlement amounts) in connection with pending litigation and claims and related anticipated legal fees for defending such actions. The costs are accrued when it is both probable that an asset has been impaired or a liability has been incurred and the amount can be reasonably estimated. The accruals are based upon the Company's assessment, after consultation with counsel, of probable loss based on the facts and circumstances of each case, the legal issues involved, the nature of the claim made, the nature of the damages sought and any relevant information about the plaintiffs and other significant factors which vary by case. When it is not possible to estimate a specific expected cost to be incurred, the Company evaluates the range of probable loss and records the minimum end of the range. As of September 30, 1999, the Company had established accruals for litigation matters of $22.6 million (representing $11.3 million and $11.3 million for estimated damages or settlement amounts and legal fees, respectively.) As of December 31, 1998 the Company had established accruals for litigation matters of $31.2 million (representing $17.5 million and $13.7 million for estimated damages or settlement amounts and legal fees, respectively). It is anticipated that the $22.6 million accrual will be paid as follows: $5.2 million in 1999, $14.9 million in 2000, and $2.5 million in 2001. The Company believes, based on information known to the Company on September 30, 1999, that anticipated probable costs of litigation matters existing as of September 30, 1999 have been adequately reserved, to the extent determinable.



                                     S2PI-24

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

10. COMMITMENTS AND CONTINGENCIES - (Continued)

PRODUCTS LIABILITY

     As a consumer goods manufacturer and distributor, the Company faces the constant risks of product liability and related lawsuits involving claims for substantial money damages, product recall actions and higher than anticipated rates of warranty returns or other returns of goods. These claims could result in liabilities that could have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows. Some of the product lines the Company acquired in the 1998 acquisitions have increased its exposure to product liability and related claims.

     BRK Brands, Inc., a wholly owned subsidiary of the Company, was a defendant in the case Gordon v. BRK Brands, Inc., et al. in the Circuit Court for the City of St. Louis. In Gordon, the plaintiff alleged, among other things, that the plaintiff's smoke detector (which had been manufactured by a predecessor of BRK Brands) did not alarm quickly enough. In July 1999, the jury in the Gordon case awarded $20 million in compensatory damages and $30 million in punitive damages. This case has been settled and BRK's obligation under the settlement is to pay the balance of its self-insured retention.

     The Company is party to various personal injury and property damage lawsuits relating to its products and incidental to its business. Annually, the Company sets its product liability insurance program based on the Company's current and historical claims experience and the availability and cost of insurance. The Company's program for 1999 was comprised of a self-insurance retention of $3.5 million per occurrence, and was limited to $28.0 million in the aggregate.

     Cumulative amounts estimated to be payable by the Company with respect to pending and potential claims for all years in which the Company is liable under its self-insurance retention have been accrued as liabilities. Such accrued liabilities are necessarily based on estimates (which include actuarial determinations made by independent actuarial consultants as to liability exposure, taking into account prior experience, numbers of claims and other relevant factors); thus, the Company's ultimate liability may exceed or be less than the amounts accrued. The methods of making such estimates and establishing the resulting liability are reviewed continually and any adjustments resulting therefrom are reflected in current operating results.



                                     S2PI-25

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

10. COMMITMENTS AND CONTINGENCIES - (Continued)

PRODUCTS LIABILITY - (Continued)

     Historically, product liability awards have rarely exceeded the Company's individual per occurrence self-insured retention. There can be no assurance, however, that the Company's future product liability experience will be consistent with its past experience. Based on existing information, the Company believes that the ultimate conclusion of the various pending product liability claims and lawsuits of the Company, individually or in the aggregate, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

ENVIRONMENTAL MATTERS

     The Company's operations, like those of comparable businesses, are subject to certain federal, state, local and foreign environmental laws and regulations in addition to laws and regulations regarding labeling and packaging of products and the sales of products containing certain environmentally sensitive materials. The Company believes it is in substantial compliance with all environmental laws and regulations which are applicable to its operations. Compliance with environmental laws and regulations involves certain continuing costs; however, such costs of ongoing compliance have not resulted, and are not anticipated to result, in a material increase in the Company's capital expenditures or to have a material adverse effect on the Company's results of operations, financial condition or competitive position.

     In addition to ongoing environmental compliance at its operations, the Company also is actively engaged in environmental remediation activities many of which related to divested operations. As of December 31, 1998, the Company has been identified by the United States Environmental Protection Agency ("EPA") or a state environmental agency as a potentially responsible party ("PRP") in connection with seven sites subject to the federal Superfund Act and five sites subject to state Superfund laws comparable to the federal law (collectively the "Environmental Sites"), exclusive of sites at which the Company has been designated (or expects to be designated) as a de minimis (less than 1%) participant.

     The Superfund Act, and related state environmental remediation laws, generally authorize governmental authorities to remediate a Superfund site and to assess the costs against the PRPs or to order the PRPs to remediate the site at their expense. Liability under the Superfund Act is joint and several and is imposed on a strict basis, without regard to degree of negligence or culpability. As a result, the Company recognizes its responsibility to determine whether other PRPs at a Superfund site are financially capable of paying their respective shares of the ultimate cost of remediation of the site. Whenever the Company has determined that a particular PRP is not financially responsible, it has assumed for purposes of establishing reserve amounts that such PRP will not pay its respective share of the costs of remediation. To minimize the Company's potential liability with respect to the Environmental Sites, the Company has actively participated in steering committees and other groups of PRPs established with respect to such sites. The Company currently is engaged in active remediation activities at 11 sites, six of which are among the Environmental Sites referred to above, and five of which have not been designated as Superfund sites under federal or state law. The remediation efforts in which the Company is involved include facility investigations, including soil and groundwater investigations, corrective measure studies, including feasibility studies, groundwater monitoring, extraction and treatment, soil sampling, excavation and treatment relating to environmental clean-ups. In certain instances, the Company has entered into agreements with governmental authorities to undertake additional investigatory activities and in other instances has agreed to implement appropriate remedial actions. The Company has also established reserve amounts for certain non-compliance matters including those involving air emissions.


                                     S2PI-26

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

10. COMMITMENTS AND CONTINGENCIES - (Continued)

ENVIRONMENTAL MATTERS - (Continued)

     The Company has established reserves to cover the anticipated probable costs of investigation and remediation, based upon periodic reviews of all sites for which the Company has, or may have remediation responsibility. The Company accrues environmental investigation and remediation costs when it is both probable that a liability has been incurred and the amount can be reasonably estimated and the Company's responsibility is established. Generally, the timing of these accruals coincides with the earlier of formal commitment to an investigation plan, completion of a feasibility study or the Company's commitment to a formal plan of action. As of September 30, 1999 and December 31, 1998, the Company's environmental reserves were $23.3 million (representing $21.6 million for the estimated costs of facility investigations, corrective measure studies or known remedial measures, and $1.7 million for estimated legal costs) and $25.0 million, (representing $22.9 million for the estimated costs of facility investigations, corrective measure studies or known remedial measures, and $2.1 million for estimated legal costs) respectively. It is anticipated that the $23.3 million accrual at September 30, 1999 will be paid as follows: $5.2 million in 1999, $3.9 million in 2000, $1.8 million in 2001, $2.0 million in 2002, $0.6 million in 2003 and $9.8 million, thereafter. The Company has accrued its best estimate of investigation and remediation costs based upon facts known to the Company at such dates and because of the inherent difficulties in estimating the ultimate amount of environmental costs, which are further described below, these estimates may materially change in the future as a result of the uncertainties described below. Estimated costs, which are based upon experience with similar sites and technical evaluations, are judgmental in nature and are recorded at undiscounted amounts without considering the impact of inflation and are adjusted periodically to reflect changes in applicable laws or regulations, changes in available technologies and receipt by the Company of new information. It is difficult to estimate the ultimate level of future environmental expenditures due to a number of uncertainties surrounding environmental liabilities. These uncertainties include the applicability of laws and regulations, changes in environmental remediation requirements, the enactment of additional regulations, uncertainties surrounding remediation procedures including the development of new technology, the identification of new sites for which the Company could be a PRP, information relating to the exact nature and extent of the contamination at each site and the extent of required cleanup efforts, the uncertainties with respect to the ultimate outcome of issues which may be actively contested and the varying costs of alternative remediation strategies. The Company continues to pursue the recovery of some environmental remediation costs from certain of its liability insurance carriers; however, such potential recoveries have not been offset against potential liabilities and have not been considered in determining the Company's environmental reserves.

     Due to uncertainty over remedial measures to be adopted at some sites, the possibility of changes in environmental laws and regulations and the fact that joint and several liability with the right of contribution is possible at federal and state Superfund sites, the Company's ultimate future liability with respect to sites at which remediation has not been completed may vary from the amounts reserved as of September 30, 1999.

     The Company believes, based on existing information for sites where costs are estimable, that the costs of completing environmental remediation of all sites for which the Company has a remediation responsibility have been adequately reserved and that the ultimate resolution of these matters will not have a material adverse effect upon the Company's financial condition, results of operations or cash flows.


                                     S2PI-27

                      SUNBEAM CORPORATION AND SUBSIDIARIES
       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                                   (UNAUDITED)

10. COMMITMENTS AND CONTINGENCIES - (Continued)


COMMITMENT FEE

     Under the terms of the April 15, 1999 amendment to the New Credit Facility, the Company is obligated to pay a loan commitment fee of between $4.2 million and $17.0 million. The ultimate amount of the fee is determined based on multiplying the sum of the outstanding borrowings and amounts available for borrowings as of April 15, 1999 by a factor that is determined at the earlier of September 30, 2000 or upon repayment of the New Credit Facility. This fee is payable at the earlier of September 30, 2000 or upon repayment of the New Credit Facility. At a minimum, the Company is obligated under these terms to pay $4.2 million. The ultimate amount due could be as high as $17.0 million if the sum of the outstanding borrowings and amounts available for borrowings at September 30, 2000 (the "aggregate availability") exceeds $1.2 billion. If the aggregate availability is between $1.0 billion and $1.2 billion, a fee of $8.4 million will be due. If the aggregate availability is $1.0 billion or less, the $4.2 million minimum will be due. Under any circumstances, the $4.2 million will be due; therefore, the Company has accrued the minimum liability and an offsetting asset which is being amortized and included in interest expense through April 10, 2000, the term of the current amendment extension period.

     The Company has not accrued for amounts in excess of the $4.2 million, as there are numerous uncertainties which may individually or in the aggregate impact the level of aggregate availability at September 30, 2000. These uncertainties include, but are not limited to: the ability to obtain an amendment or further waiver of existing covenants from the lenders under the New Credit Facility for the period beyond April 10, 2000; proceeds from the sales of assets or businesses, if any; changes in debt structure, including the effects of refinancing, if any; and cash flows generated or used by future operations. Given these uncertainties, the Company is currently not able to predict the probable level of aggregate availability at September 30, 2000. As events develop, the Company will periodically review the expected aggregate availability at September 30, 2000. If it becomes likely than an amount in excess of $4.2 million will be paid, the Company will recognize that change in estimate over the remaining period of the New Credit Facility Amendment.

11. SUBSEQUENT EVENT

     On November 9, 1999, the Company announced a plan to divest Eastpak and certain non-essential assets. Net proceeds from these assets sales are estimated to be $200 million and will be primarily used to pay down debt.



                                     S2PI-28

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the accompanying condensed consolidated financial statements and the related footnotes included in this quarterly report on Form 10-Q, as well as the consolidated financial statements, related footnotes and management's discussion and analysis of financial condition and results of operations in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998.

ACQUISITIONS

     On March 30, 1998, the Company, through a wholly-owned subsidiary, acquired approximately 81% of the total number of then outstanding shares of common stock of Coleman from a subsidiary of MacAndrews & Forbes ("M&F"), in exchange for 14,099,749 shares of the Company's common stock and approximately $160 million in cash. In addition, the Company assumed approximately $1,016 million in debt. Immediately thereafter, as a result of the exercise of Coleman employee stock options, Sunbeam's indirect beneficial ownership of Coleman decreased to approximately 79% of the total number of the outstanding shares of Coleman common stock. The Company's agreement for the acquisition of the remaining publicly held Coleman shares pursuant to a merger transaction provides that the remaining Coleman shareholders will receive:

     o approximately 6.7 million shares of Sunbeam common stock (0.5677 of a share for each outstanding Coleman share); and,

     o approximately $87 million in cash ($6.44 for each outstanding Coleman share and the cash-out of unexercised Coleman employee stock options for an amount equal to the difference between $27.50 per share and the exercise price of such options).

     The Company expects to complete the Coleman merger during the fourth quarter of 1999 or early in the first quarter of 2000, although there can be no assurance that the merger will occur during that time. See the discussion below under the heading "Issuance of Warrants to M&F" for information regarding the settlement claims relating to the Coleman acquisition, the terms of which provide for the issuance at the time of the merger of warrants to purchase up to
4.98 million shares of Sunbeam's common stock at $7 per share.

     On April 6, 1998, the Company completed the cash acquisitions of First Alert, a leading manufacturer of smoke and carbon monoxide detectors, and Signature Brands, a leading manufacturer of consumer and professional products. The First Alert and the Signature Brands acquisitions were valued at approximately $182 million (including $133 million of cash and $49 million of assumed debt) and approximately $255 million (reflecting cash paid, including the required retirement or defeasance of debt), respectively.

     The acquisitions were recorded under the purchase method of accounting and accordingly, the financial position and results of operations of each acquired entity are included in the Condensed Consolidated Financial Statements from the respective dates of acquisition. The purchase prices of the acquired entities have been allocated to individual assets acquired and liabilities assumed based on estimates of fair values determined by independent appraisals at the dates of acquisition.

                                     S2PI-29

NON-RECURRING CHARGES

     Consolidated operating results for 1999 and 1998 were impacted by a number of largely non-recurring charges. Operating income, adjusted for these items, is summarized in the following table and succeeding narrative.

                                                                                                                COMBINED HISTORICAL
                                                        THREE MONTHS ENDED            NINE MONTHS ENDED                 RESULTS
                                                    ---------------------------- ----------------------------     NINE MONTHS ENDED
                                                    SEPTEMBER 30,  SEPTEMBER 30, SEPTEMBER 30,  SEPTEMBER 30,       SEPTEMBER 30,
                                                         1999           1998          1999           1998                1998
                                                    -------------  ------------- -------------  -------------   -------------------
(Amounts in millions)
Net sales - As reported.....................           $ 601.6        $ 496.0      $ 1,786.4     $ 1,322.1           $ 1,624.0

Gross margin - As reported..................             158.8           67.4          452.3          48.7               123.8
Non-recurring items:
    Provision for inventory.................                 -            2.2              -          86.2                86.2
    Asset impairment........................                 -            3.1              -          32.7                32.7
    Purchase accounting.....................                 -            7.6              -          28.1                28.1
                                                       -------        -------      ---------     ---------           ---------
      Adjusted gross margin.................             158.8           80.3          452.3         195.7               270.8

Selling, general and administrative
   expense ("SG&A") - As reported...........             154.5          228.4          449.3         440.4               541.3
Non-recurring items:
    Issuance of warrants to M&F.............                 -          (70.0)             -         (70.0)              (70.0)
    Former employees' deferred
       compensation/severance...............                 -           (3.8)             -         (34.4)              (34.4)
    Year 2000 and system initiatives
      expenses..............................              (5.2)          (2.1)         (18.7)         (2.1)               (2.1)
    Restatement related expenses............                 -          (10.8)             -         (10.8)              (10.8)
    Office relocation expense...............                 -           (4.0)             -          (4.0)               (4.0)
                                                       -------        -------      ---------     ---------           ---------
      Adjusted SG&A expense.................             149.3          137.7          430.6         319.1               420.0
                                                       -------        -------      ---------     ---------           ---------
Adjusted operating income (loss)............           $   9.5        $ (57.4)      $   21.7      $ (123.4)          $  (149.2)
                                                       =======        =======       ========      ========           =========

     The combined results from operations for the nine months ended September 30, 1998 include the combined historical results of Coleman, Signature Brands and First Alert from the beginning of 1998 to their respective acquisition dates. The combined historical results do not include pro forma purchase accounting adjustments including those relating to the amortization of the purchase price of these acquisitions. Certain amounts included in the historical results of the acquired companies have been reclassified to conform to the Company's presentation. Presentation of these combined results is made to enhance comparability between the periods presented and such amounts are not necessarily indicative of the combined results that would have occurred had these acquisitions been consummated at the beginning of 1998.

PROVISION FOR INVENTORY

     In the second and third quarters of 1998, the Company recorded charges totaling $86.2 million as a result of the following:

     o Inventories were built during 1997 and the first half of 1998 in anticipation of 1998 sales volumes which did not materialize. As a result, it has been and will continue to be necessary to dispose of some portions of excess inventories at amounts less than cost. Accordingly, during 1998, when the facts and circumstances were known that such sales volume would not materialize, the Company recorded $48.6 million in charges (of which $46.4 million and $2.2 million were recorded in the second and third quarters, respectively) to properly state this inventory at the lower-of-cost-or-market. This inventory primarily related to certain appliances, grills and grill accessories.

     o A charge of $11.0 million was recorded during the second quarter of 1998 for excess inventories for raw material and work in process that will not be used due to outsourcing the production of breadmakers, toasters, and some other appliances.

                                     S2PI-30

     o In the second quarter of 1998, the Company made the decision to exit certain product lines, primarily air and water filtration products and eliminate some stock keeping units ("SKU's") within existing product lines, primarily relating to appliances, grills and grill accessories. As a result of this decision, a $26.6 million charge was recorded during the second quarter of 1998 to properly state this inventory at the lower-of-cost-or market.

     These charges to record excess inventories at the lower-of-cost-or-market were based upon management's best estimate of net realizable value. (See Note 7 to the Condensed Consolidated Financial Statements.)

     In addition to the charge taken in 1998, the excess and obsolete inventory referenced above has impacted the Company's operating results in several ways, with two primary effects. First, gross margins have been impacted by sales, at below normal prices, of obsolete inventory into non-traditional channels and excess inventory into traditional channels. In addition, due to the high levels of excess inventory at the end of 1998, the Company's usage of its manufacturing facilities has been lower than normal, resulting in lower fixed cost absorption, which in turn, reduced gross margins in 1999.

ASSET IMPAIRMENT

     During 1998, management made decisions to outsource or discontinue a substantial number of products previously made by the Company (principally breadmakers, toasters and certain other appliances, air and water filtration products and the elimination of some SKU's within existing product lines, primarily relating to appliances, grills and grill accessories). As a result, some facilities and equipment held by the Company at such time are either no longer used or are utilized in a significantly different manner. Accordingly, a charge of $29.6 million was recorded in Cost of Goods Sold to write some of these assets down to their estimated fair market value. Subsequent to the decisions made in conjunction with the acquisitions, management decided to discontinue certain SKU's within product lines, principally generators, compressors and propane cylinders. As a result, in the third quarter of 1998, the Company recorded in Cost of Goods Sold an additional provision for impairment of fixed assets of $3.1 million in an acquired entity relating to assets taken out of service for which there was no remaining value. These assets are expected to be substantially disposed of by December 31, 1999. (See Note 7 to the Condensed Consolidated Financial Statements.)

PURCHASE ACCOUNTING

     The Company recorded the 1998 acquisitions using the purchase method of accounting. In accordance with this accounting method, inventory pertaining to the acquisitions was recorded at fair value. The fair value of the inventory exceeded the book value reflected on the balance sheets of the acquired companies as of the respective acquisition dates. The excess of the fair value of inventory over its pre-acquisition book value was recorded in cost of sales as the inventory was sold. The non-recurring impact of this purchase accounting adjustment was $20.5 million and $7.6 million in the second and third quarters of 1998, respectively.

                                     S2PI-31

ISSUANCE OF WARRANTS TO M&F

     On August 12, 1998, the Company announced that, following investigation and negotiation conducted by a Special Committee of the Board of Directors consisting of four outside directors not affiliated with M&F, the Company had entered into a settlement agreement with a subsidiary of M&F pursuant to which the Company was released from certain threatened claims of M&F and its subsidiaries arising from the Coleman acquisition and M&F agreed to provide certain management personnel and assistance to the Company in exchange for the issuance to the M&F subsidiary of a warrant expiring August 24, 2003 to purchase up to 23 million shares of the Company's common stock at a cash exercise price of $7.00 per share, subject to anti-dilution adjustments. The Company concluded that the agreement to issue this warrant did not result in a new measurement date for the purposes of determining the purchase price for Coleman and accounted for the issuance of this warrant in the third quarter of 1998 as a cost of settling a potential claim. Accordingly, a $70.0 million non-cash SG&A expense was recorded in the third quarter of 1998, based upon a valuation performed as of August 1998 using facts existing at that time. The valuation was conducted by an independent consultant engaged by the special committee of the board of directors.

FORMER EMPLOYEES' DEFERRED COMPENSATION/SEVERANCE

     On February 20, 1998, the Company entered into new three-year employment agreements with its then Chairman and Chief Executive Officer and two other senior officers of the Company. The new employment agreements provided for, among other items, the acceleration of vesting of restricted stock and the forfeiture of unvested restricted stock that had been granted under the executives' prior employment agreements, new restricted stock grants and options to purchase common shares. In addition, the new employment agreements provided for income tax gross-ups with respect to any tax assessed on the restricted stock grants and acceleration of vesting of restricted stock. Total compensation expense recognized in the first quarter of 1998 related to these items was approximately $31 million. The Company also recognized approximately $3.8 million of severance for former employees in the third quarter of 1998. (See
Note 8 to the Condensed Consolidated Financial Statements.)

YEAR 2000 AND SYSTEMS INITIATIVES EXPENSES

     See "Year 2000 Readiness Disclosure" within this Item II - "Management's Discussion and Analysis of Financial Condition and Results of Operations".

RESTATEMENT RELATED EXPENSES

     On June 30, 1998, the Company announced that the Audit Committee was initiating a review into the accuracy of the Company's prior financial statements. The Audit Committee's review was completed and, as a result of its findings, the Company was required to restate its previously issued consolidated financial statements for 1996 and 1997 and the first quarter of 1998. In connection with the restatement efforts, the Company incurred $10.8 million of costs in the third quarter of 1998 principally representing legal and accounting and auditing costs of $6.1 million and $4.7 million, respectively.

OFFICE RELOCATION EXPENSE

     In 1998, the Company made the decision to relocate the corporate headquarters and exit several existing building leases in connection with a plan to consolidate office space. Accordingly, a charge of $4.0 million was recorded in the third quarter primarily related to lease termination fees and cancellation penalties.

THREE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1998

     Consolidated net sales for the three months ended September 30, 1999 and 1998 were $601.6 million and $496.0 million respectively, an increase of $105.6 million or approximately 21%. This increase was driven primarily by the Outdoor Leisure group where net sales increased $62.5 million to $221.1 million


                                     S2PI-32
in the third quarter of 1999. This increase was predominately driven by strong retail replenishment demand of outdoor recreation products and Powermate/registered trademark/ generators (aggregating approximately $58 million. The increase in outdoor recreation products and Powermate/registered trademark/ generators is believed to be partially attributable to heightened consumer sensitivity to the need for emergency preparedness. This increased sensitivity is believed to be reflective of a combination of factors including weather conditions and Year 2000 considerations. Outdoor cooking product net sales increases in the 1999 period as compared to the third quarter of 1998 accounted for the balance of the sales increase. The increase in outdoor cooking product sales was largely the result of strong retail conditions. Household net sales increased $20.7 million to $239.9 million in 1999. After adjusting for the Company's estimate of the effect of reduced shipments in the year ago quarter to allow trade inventories to return to normal levels, which impacted all segments, but which was most significant for the Household segment. Household segment sales were essentially flat as compared to the third quarter in 1998. Within the Household segment, net sales of personal care and health products increased as a result of a strengthening retail environment largely offset by decreases in sales of appliances and timing of First Alert product sales. International net sales increased $25.3 million to $139.0 million. This increase in net sales was largely driven by improved net sales in Canada of approximately $12 million, resulting predominantly from strong retail demand for Powermate/registered trademark/. Net sales increases in Europe, Japan and Asia Pacific, resulting primarily from increased sales of outdoor recreation products and reduced levels of sales returns, account for the remainder of the increase in International net sales.

     Gross margin for the third quarter in 1999 was $158.8 million or $91.4 million higher than the comparable period in 1998. Excluding the effects of 1998 non-recurring items, as summarized above under "Non-Recurring Charges", gross margin was $80.3 million in the third quarter of 1998. As a percentage of net sales, gross margin improved to approximately 26% in the third quarter of 1999 as compared to the third quarter 1998 gross margin of approximately 14% and 1998 adjusted gross margin of approximately 16%. Three-quarters of the increase in gross margin dollars was generated through higher sales volumes, volume-related manufacturing fixed cost absorption improvements and improvements in manufacturing performance driven by the Outdoor Leisure group which contributed over 50% of the improvement in total gross margin dollars in the third quarter of 1999. Decreases in customer allowances, which are deductions from gross sales to arrive at net sales, along with improvements in the product sales mix accounted for the remainder of the improvement in gross margin in the third quarter.

     SG&A expense in the third quarter of 1999 was $154.5 million, representing a 32.4% decrease over the same period in the prior year. Excluding the effects of non-recurring items, as summarized above under "Non-Recurring Charges", SG&A expense for 1999 was approximately $12 million higher than the same period in 1998. The increase in SG&A expense was driven predominantly by higher net sales during the quarter and costs related to additional personnel, which together account for approximately $20 million. Approximately two-thirds of this increase is attributable to higher levels of selling and administrative costs primarily in the Outdoor Leisure and International segments driven by increased net sales. The remaining increase in SG&A expense is primarily related to additional personnel, largely as a result of the Company building staffing levels to support future growth, a process that commenced in the third quarter of 1998. In addition, SG&A expense in 1999 includes costs associated with certain redundant operations resulting from the Company's 1998 acquisitions which operations the Company is integrating, as well as the decision to bring in-house certain functions that had previously been outsourced. The Company is in the process of fully integrating certain of these functions and expects that when this process has been completed consolidated SG&A expense for these functions will be reduced. Partially offsetting these increases in SG&A expense are certain 1998 expenses which did not reoccur in 1999. These 1998 expenses include increases associated with restructuring reserve at Coleman (approximately $7 million) and higher bad debt expense (approximately $3 million).

     Consolidated operating results for the third quarters of 1999 and 1998, were a profit of $4.3 million in 1999 and a loss of $161.0 million in 1998. Operating results, as adjusted, were a profit of $9.5 million and a loss of $57.4 million in the third quarter of 1999 and 1998, respectively. This change

                                     S2PI-33
resulted from the factors discussed above.

         Interest expense, net in the third quarter of 1999 was $48.3 million as compared to $42.7 million in the same period in the prior year. Approximately 40% of this increase is attributable to higher levels of borrowings during the third quarter of 1999. The increased level of borrowings was attributable to capital expenditures since the third quarter of 1998. The balance of the increase was driven by the amortization of the loan commitment fee (approximately $1 million) the Company is obligated to pay under the terms of the New Credit Facility and the debenture expense related to liquidated damages payable to debenture holders (approximately $1 million). See Notes 3 and 10 to the Condensed Consolidated Financial Statements.

     Other income, net of $5.2 million for the third quarter of 1999 included a gain of approximately $4 million relating to the sale of the Mexico City facility. This gain was partially offset by losses from other miscellaneous asset sales of approximately $1.5 million. The balance of other income, net in 1999 resulted from favorable foreign exchange rates, primarily from the Company's operations in Japan. Other income, net of $11.0 million for the third quarter of 1998 included $8.0 million from the settlement of a lawsuit. The balance of other income, net in 1999 resulted from favorable foreign exchange rates, primarily from Mexico.

     The minority interest reported for the third quarter of 1999 and 1998 relates to the minority interest held in Coleman by public shareholders.

     Tax expense recorded in the third quarter of 1999 ($3.7 million) related primarily to taxes on foreign income. Income taxes in the third quarter of 1998 reflect tax benefits on earnings of foreign operations. No net tax benefit was recorded due to the Company's U.S. losses in either year as it is management's assessment that the Company cannot demonstrate that it is more likely than not that deferred tax assets resulting from these losses would be realized through future taxable income.

     On July 12, 1999, the Company acquired 3,000,000 shares of a newly created series of Coleman voting preferred stock for an aggregate purchase price of approximately $31 million. These shares, together with the shares of Coleman common stock the Company owns, enable Sunbeam to exercise 80.01% of the total voting power of Coleman's outstanding capital stock as of July 12, 1999. This class of preferred stock was created by Coleman and acquired by the Company in order to enable Coleman and the Company to file consolidated federal income tax returns, and in certain jurisdictions, consolidated state income tax returns, prior to the consummation of the Coleman merger. In connection with the issuance of the shares of preferred stock, the Company entered into a tax sharing agreement with Coleman, pursuant to which Coleman will pay to Sunbeam amounts equal to the federal and state income taxes that would have been payable by Coleman had Coleman not been included in the consolidated income tax return of the Company. The net proceeds from the issuance of the shares by Coleman of its voting preferred stock to the Company were used by Coleman to make a partial repayment of loans outstanding from Sunbeam under the Intercompany Note. (See
Note 8 to the Condensed Consolidated Financial Statements.)

     On November 9, 1999, the Company announced a plan to divest Eastpak and also plans to divest certain non-essential assets. Proceeds from these assets sales are estimated to be $200 million and will be primarily used to pay down debt.

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

     Net sales for the nine months ended September 30, 1999 and 1998 were $1,786.4 million and $1,322.1 million respectively, an increase of $464.3 million. Results for the nine months ended September 30, 1998 include Coleman, Signature Brands and First Alert from their respective acquisition dates. After adjusting 1998 sales to include sales of the acquired companies for the periods from the beginning of 1998 through the respective dates of acquisition, combined historical net sales would be $1,624.0 million. 1999 net sales increased approximately $162 million or approximately 10% over 1998 combined historical net sales. Information that adjusts for the results of the acquisitions prior to the actual acquisition dates (the "combined historical" information) is provided

                                     S2PI-34
for informational purposes only and is to enhance comparability of the period presented. This information is not necessarily indicative of what the combined results would have been had these acquisitions occurred at the beginning of the periods presented or the results for any future period. The increase in net sales is driven by the Outdoor Leisure group which had an increase of approximately $123 million in 1999 as compared to the combined historical net sales in the same period in the prior year. This increase over combined historical net sales was largely due to sales of outdoor recreation products and Powermate/registered trademark/ generators. The higher level of sales of these products is believed to be partially attributable to heightened consumer sensitivity to the need for emergency preparedness. The Company believes that this heightened sensitivity is reflective of a combination of factors, including weather conditions and Year 2000 considerations. Household net sales in 1999 increased approximately $11 million compared to 1998 combined historical net sales. The Company believes that the decrease in shipments in the prior year in order to allow trade inventories to return to a normal level is primarily responsible for this increase. This factor affects the year to year comparisons for each of the operating groups. Adjusting for the effect on 1998 of loading, the Company believes that Household net sales in 1999 were approximately the same as in the prior year. Within the Household segment, net sales of personal care products increased as a result of a strengthening retail environment largely offset by decreases in sales of appliances. International net sales in 1999 increased $30.3 million over 1998 combined historical net sales. Higher sales in Canada, Europe and Japan resulted predominantly from strong retail demand of Powermate/registered trademark/ and outdoor recreation products. This increase was partially offset by the impact of weak economic conditions in Latin America.

     Gross margin for the first nine months of 1999 was $452.3 million or $403.6 million higher than the comparable period in 1998. Adjusting for the combined results of the acquired companies and excluding the effects of 1998 non-recurring items, which are summarized above under the heading "Non-Recurring Charges", gross margin for the first nine months of 1999 increased approximately $182 million over the 1998 combined historical gross margin. As a percentage of net sales, gross margin improved to approximately 25% in the first nine months of 1999 as compared to approximately 4% in the 1998 period. The gross margin percentage for the 1998 period adjusted for the non-recurring charges and for the effect of the acquired companies was approximately 17% of combined historical net sales. The Household group contributed approximately 30% of the 1999 gross margin improvement over the 1998 combined historical gross margin. The improvement in the Household group's gross margin resulted primarily from lower sales deduction rates, improved manufacturing processes and controls, additional sales volume, and improved product mix. The Outdoor Leisure group contributed approximately 50% of the 1999 gross margin improvement over the 1998 combined historical gross margin. Approximately 80% of the improvement in the Outdoor Leisure group's gross margin resulted from additional volume and related improved manufacturing overhead absorption, as well as improvements in manufacturing. The balance of the increase resulted from improved product mix. The International group contributed approximately 20% of the 1999 gross margin improvement over 1998 combined historical gross margin. Approximately 40% of the improvement in the International group's gross margin resulted from the shut down of the Mexico City manufacturing facility which had experienced high material usage costs and employee benefit costs in the prior year. The remaining improvement resulted from increased sales volume, a lower level of product returns and improved product mix.

     SG&A expense for the first nine months of 1999 was $449.3 million, an increase of $8.9 million or 2.0% over the same period in the prior year. After adjusting 1998 SG&A expense to include the acquired companies' SG&A expense for the period from the beginning of 1998 through the respective dates of acquisition ($100.9 million), combined historical SG&A expense was $541.3 million. Since the combined historical 1998 SG&A expenses were derived by adding the acquired companies' pre-acquisition period costs to the reported nine months' results of Sunbeam, the combined historical SG&A expenses include $30.4 million of amortization of intangibles expense representing both pre- and post-acquisition periods, as well as approximately $12 million of transaction costs incurred by the acquired companies relating to them being purchased by Sunbeam. Excluding these costs and the effects of 1998 non-recurring charges, as described above under "Non-Recurring Charges", adjusted 1998 SG&A expenses were approximately $378 million. Excluding

                                     S2PI-35
amortization of intangibles expense of $38.4 million for the first nine months of 1999 and the non-recurring charges, as described above under "Non-Recurring Charges", adjusted 1999 SG&A costs were $392.2 million, an increase of approximately $14 million over adjusted 1998 SG&A expense. As previously discussed, this increase is primarily attributable to higher levels of selling and administrative costs driven by increased net sales, headcount increases to support future growth and costs associated with certain redundant operations resulting from the Company's 1998 acquisitions which operations the Company is integrating and the decision to bring in-house certain functions that had previously been outsourced. The Company is in the process of fully integrating certain of these functions and expects that when this process has been completed consolidated SG&A expense for these functions will be reduced. Partially offsetting these increases in SG&A expense are certain 1998 expenses which did not reoccur in 1999. These 1998 expenses include increases associated with restructuring reserve at Coleman (approximately $7 million) and higher bad debt expense (approximately $5 million).

     Operating results for the first nine months of 1999 and 1998, were a profit of $3.0 million in 1999 and a loss of $391.7 million in 1998. Adjusted for the historical results of the acquired companies and excluding non-recurring charges, as previously described, operating results for the 1999 and 1998 periods were a profit of $21.7 million and a loss of $149.2 million, respectively. This change resulted from the factors discussed above.

     Interest expense increased from $88.5 million in 1998 to $136.6 million in 1999. Approximately 75% of the change related to higher borrowing levels in 1999 resulting primarily from borrowings for the acquisitions that were outstanding for the entire 1999 nine month period as compared to only a portion of the 1998 period. The balance of this increase was primarily driven by the amortization of the loan commitment fee (approximately $2 million) the Company is obligated to pay under the terms of the New Credit Facility and the expense related to liquidated damages payable to debenture holders (approximately $3 million).

     Other income, net of $4.6 million in 1999 included a gain of approximately $4 million relating to the sale of the Mexico City facility. This gain was partially offset by losses from other miscellaneous asset sales of approximately $0.3 million. The remaining other income, net in 1999 resulted from favorable foreign exchange rates, primarily from the Company's operations in Japan. Other income, net of $4.1 million in 1998 included $8.0 million from the settlement of a lawsuit partially offset by net foreign exchange losses, primarily from Mexico.

     The minority interest reported in 1999 and 1998 relates to the minority interest held in Coleman by public shareholders.

     Approximately $6 million of the $12.7 million income tax expense recorded in 1999 related to U.S. tax liability generated by Coleman as a separate U.S. tax filing entity. As previously discussed, in July 1999, the Company acquired a sufficient ownership interest in Coleman to permit it to file consolidated U.S. tax returns with Coleman for all future periods. The remaining tax expense recorded in 1999 related to taxes on foreign income and was partially offset by the favorable resolution of an income tax audit. Tax expense recorded in 1998 was nearly all related to foreign taxes. No net tax benefit was recorded on the Company's losses in either year as it is management's assessment that the Company cannot demonstrate that it is more likely than not that deferred tax assets resulting from these losses would be realized through future taxable income.

     In March 1998, the Company prepaid a $75.0 million 7.85% industrial revenue bond related to its Hattiesburg facility originally due in 2009. In connection with the early extinguishment of this debt, the Company recognized an extraordinary charge in the first quarter of 1998. As a result of repayment of certain indebtedness assumed in the Coleman acquisition, the Company also recognized an extraordinary charge in the second quarter of 1998. The debt assumed in connection with the Coleman acquisition was repaid as a result of the requirements under the terms of the New Credit Facility. These extraordinary charges consisted of redemption premiums ($106.9 million), unamortized debt discount ($13.8 million) and unamortized deferred financing costs ($1.7 million) and were net of income taxes ($10.7 million).

                                     S2PI-36

FOREIGN OPERATIONS

     Approximately 75% of the Company's business is conducted in U.S. dollars (including both domestic sales, U.S. dollar denominated export sales, primarily to certain Latin American markets, Asian sales and the majority of European sales). The Company's non-U.S. dollar denominated sales are made principally by subsidiaries in Europe, Canada, Japan, Latin America and Mexico. Mexico reverted to a hyperinflationary status for accounting purposes in 1997; therefore, translation adjustments related to Mexican net monetary assets were included as a component of net (loss) earnings. Mexico is not considered hyperinflationary as of January 1, 1999. This change in Mexico's hyperinflationary status is not expected to have a material effect on the Company's financial results. Translation adjustments resulting from the Company's non-U.S. dollar denominated subsidiaries have not had a material impact on the Company's financial condition, results of operations, or cash flows.

     While revenues generated in Asia have traditionally not been significant, economic instability in this region is expected to have a negative effect on earnings. Economic instability and the political environment in Latin America have also affected sales in that region. It is anticipated that sales in and exports to these regions will continue to be impacted so long as the economic environments in those regions remain unsettled.

     On a limited basis, the Company selectively uses derivatives (foreign exchange option and forward contracts) to manage foreign exchange exposures that arise in the normal course of business. No derivative contracts are entered into for trading or speculative purposes. The use of derivatives has not had a material impact on the Company's financial results.

SEASONALITY

     Sunbeam's consolidated sales are not expected to exhibit substantial seasonality; however, sales are expected to be strongest during the second quarter of the calendar year. Furthermore, sales of a number of products, including warming blankets, vaporizers, humidifiers, grills, First Alert products, camping and generator products may be impacted by unseasonable weather conditions.

LIQUIDITY AND CAPITAL RESOURCES

DEBT INSTRUMENTS

     In order to finance the acquisition of Coleman, First Alert and Signature Brands and to refinance substantially all of the indebtedness of the Company and the three acquired companies, the Company consummated an offering in March 1998 of zero coupon debentures having a yield to maturity of 5%, which resulted in approximately $730 million of net proceeds and borrowed about $1,325 million under its new bank credit facility.

     The debentures are exchangeable for shares of the Company 's common stock at an initial conversion rate of 6.575 shares for each $1,000 principal amount at maturity of the debentures, subject to adjustments upon occurrence of specified events. The debentures are subordinated in right of payment to all existing and future senior indebtedness of the Company. The debentures are not redeemable by the Company prior to March 25, 2003. On or after such date, the debentures are redeemable for cash with at least 30 days notice, at the option of the Company. The Company is required to purchase debentures at the option of the holder as of March 25, 2003, March 25, 2008 and March 25, 2013, at purchase prices equal to the issue price plus accrued original discount to such dates. Sunbeam may, at its option, elect to pay any such purchase price in cash or common stock or any combination thereof. However, the bank credit facility prohibits the Company from redeeming or repurchasing debentures for cash. The Company was required to file a registration statement with the SEC to register the debentures by June 23, 1998. This registration statement was filed on February 4, 1999 and, as amended, was declared effective on November 8, 1999. The Company 's failure to file the registration statement by June 23, 1998 did not constitute default under the terms of the debentures. From June 23, 1998 until the registration statement was declared effective, the Company was required to pay to the debenture holders cash liquidated damages accruing, for

                                     S2PI-37
each day during such period, at a rate per annum equal to 0.25% during the first 90 days and 0.50% thereafter multiplied by the total of the issue price of the debentures plus the original issue discount thereon on such day. The Company has made total payments for liquidated damages since June 23, 1998 of $4.5 million, of which $1.5 million related to damages for the period through December 31, 1998. A final payment of approximately $0.5 million, representing liquidated damages from September 26, 1999 until the registration statement was declared effective, will be payable on March 25, 2000.

     Concurrent with the acquisitions, the Company replaced its $250 million syndicated unsecured five-year revolving credit facility with the bank credit facility. The bank credit facility provided for aggregate borrowings of up to $1.7 billion and in addition to other customary covenants, required the Company to maintain specified consolidated leverage, interest coverage and fixed charge coverage ratios as of the end of each fiscal quarter occurring after March 31, 1998 and on or prior to the latest stated maturity date for any of the borrowings under the bank credit facility.

     As a result of, among other things, its operating losses incurred during the first half of 1998, the Company did not achieve the specified financial ratios for June 30, 1998 and it appeared unlikely that the Company would achieve the specified financial ratios for September 30, 1998. Consequently, the Company and its lenders entered into an agreement dated as of June 30, 1998 that waived through December 31, 1998 all defaults arising from the failure of the Company to satisfy the specified financial ratios for June 30, 1998 and September 30, 1998. Pursuant to an agreement with the Company dated as of October 19, 1998, the Company 's lenders extended all of the waivers under the June 30 agreement through April 10, 1999 and also waived through such date all defaults arising from any failure by the Company to satisfy the specified financial ratios for December 31, 1998. As part of the October 19, 1998 agreement, the Company agreed to a minimum monthly earnings before interest, taxes, depreciation and amortization ("EBITDA") covenant (as defined in the bank credit facility) which covenant the Company has been able to satisfy.

     On April 10, 1999, among other things, the lenders extended all of the waivers set forth in the October 19, 1998 agreement through April 15, 1999. On April 15, 1999, the Company and its lenders entered into a comprehensive amendment to the bank credit facility that, among other things, extended all of the waivers under the April 10, 1999 agreement until April 10, 2000 and waived until such date all defaults arising from any failure by the Company to satisfy the specified financial ratios for any fiscal quarter end occurring during 1999 and for March 31, 2000.

     As part of the April 15, 1999 bank credit facility amendment, the Company agreed to a minimum cumulative EBITDA covenant that is based on post-December 31, 1998 consolidated EBITDA and is tested at the end of each month occurring on or prior to March 31, 2000, as well as a covenant limiting the amount of revolving loans (other than those used to fund the Coleman merger) that may be outstanding under the bank credit facility as of the end of each such month. The minimum cumulative EBITDA was initially $6.3 million for the period January 1, 1999 through April 30, 1999 and generally grows on a monthly basis until it reaches $121.0 million for the period from January 1, 1999 through March 31, 2000. Following is a description of the significant terms of the bank credit facility as amended April 15, 1999.

The bank credit facility provides for aggregate borrowings of up to $1.7 billion through:

     o a revolving credit facility in an aggregate principal amount of up to $400.0 million maturing March 30, 2005, $52.5 million of which may only be used to complete the Coleman merger;

     o up to $800.0 million in term loans maturing on March 30, 2005, of which $35.0 million may only be used to complete the Coleman merger; and

     o a $500.0 million term loan maturing September 30, 2006, of which $5.0 million has already been repaid through September 30, 1999.

                                     S2PI-38

     As of September 30, 1999, approximately $1.5 billion was outstanding and approximately $0.2 billion was available for borrowing under the bank credit facility.

Under the bank credit facility, interest accrues, at the Company 's option:

     o    at the London Interbank Offered Rate ("LIBOR");

     o or at the base rate of the administrative agent which is generally the higher of the prime commercial lending rate of the administrative agent or the Federal Funds Rate plus 0.50%;

in each case plus an interest margin which is currently 4.00% for LIBOR borrowings and 2.50% for base rate borrowings. The applicable interest margin is subject to downward adjustment upon the occurrence of specified events including a 1.00% decrease for LIBOR borrowings and a 0.75% decrease for base rate borrowings concurrent with the effective date of the Coleman merger.

     Under the terms of the April 15, 1999 amendment to the bank credit facility, the Company is obligated to pay the bank lenders a loan commitment fee of between 0.25% to 1.00% of the commitments under the bank credit facility as of April 15, 1999. The percentage used to calculate the fee will be determined by reference to the bank lenders' aggregate commitments and loan exposure under the bank credit facility as they may be reduced on or before September 30, 2000. The fee is payable on the earlier of September 30, 2000 and the date the commitments are terminated and the loans and other amount payable under the bank credit facility are repaid. (See Note 10 to the Condensed Consolidated Financial Statements.)

     Borrowings under the bank credit facility are secured by a pledge of the stock of the Company's material subsidiaries, including Coleman, and by a security interest in substantially all of the assets of the Company and its material domestic subsidiaries, other than Coleman and its material subsidiaries except as described below. Currently, Coleman's inventory and related assets are pledged to secure its obligations for letters of credit issued for its account under the bank credit facility. Additionally, as security for Coleman's note payable to the Company, Coleman pledged substantially all of its domestic assets, other than real property, including 66% of the stock of its direct foreign subsidiaries and domestic holding companies for its foreign subsidiaries and all of the stock of its other direct domestic subsidiaries but not the assets of Coleman's subsidiaries. The pledge runs in favor of the Company 's lending banks, to which the Coleman note has been pledged as security for the Company 's obligations to them. Upon completion of the Coleman merger, substantially all of Coleman's assets and the assets of Coleman's domestic subsidiaries will be pledged to secure the obligations under the bank credit facility.

     In addition, borrowings under the bank credit facility are guaranteed by a number of the Company 's wholly-owned material domestic subsidiaries and these subsidiary guarantees are secured as described above. Upon completion of the Coleman merger, Coleman and each of its United States subsidiaries will become guarantors of the obligations under the bank credit facility. To the extent extensions of credit are made to any subsidiaries of the Company, the obligations of such subsidiaries are guaranteed by the Company.

     In addition to the above described financial ratios and tests, the bank credit facility contains covenants customary for credit facilities of a similar nature, including limitations on the ability of the Company and its subsidiaries, including Coleman, to, among other things:

     o    declare dividends or repurchase stock;

     o prepay, redeem or repurchase debt, incur liens and engage in sale-leaseback transactions;

     o    make loans and investments;

     o incur additional debt (including revolving loans under the bank credit facility);

     o amend or otherwise alter material agreements or enter into restrictive agreements;

     o    make capital and Year 2000 compliance expenditures;

                                     S2P1-39

     o    engage in mergers, acquisitions and asset sales;

     o    engage in transactions with specified affiliates;

     o    settle specified litigation;

     o    alter its cash management system; and

     o    alter the businesses they conduct.

Sunbeam is also required to comply with specified financial covenants and ratios.

     The bank credit facility provides for events of default customary for transactions of this type, including nonpayment, misrepresentation, breach of covenant, cross-defaults, bankruptcy, material adverse change arising from compliance with ERISA, material adverse judgments, entering into guarantees and change of ownership and control. It is also an event of default under the bank credit facility, as amended November 16, 1999, if the Company 's registration statement in connection with the Coleman merger is not declared effective by the SEC on or before January 10, 2000, or if the merger does not occur within 25 business days of the effectiveness of the registration statement or if the cash consideration--including any payments on account of the exercise of any appraisal rights, but excluding related legal, accounting and other customary fees and expenses--to consummate the Coleman merger exceeds $87.5 million. Although there can be no assurance, the Company anticipates that it will satisfy these conditions. Furthermore, the bank credit facility requires the Company to prepay term loans under the bank credit facility on December 31, 1999 to the extent that cash on hand in the Company 's concentration accounts plus the aggregate amount of unused revolving loan commitments on this date exceeds $125 million, but the Company is not required to prepay more than $69.3 million in the aggregate as a result of this provision.

     Unless waived by the bank lenders, the failure of the Company to satisfy any of the financial ratios and tests contained in the bank credit facility or the occurrence of any other event of default under the bank credit facility would entitle the bank lenders to (a) receive a 2.00% increase in the interest rate applicable to outstanding loans and increase the trade letter of credit fees to 1.00% and (b) accelerate the maturity of the outstanding borrowings under the bank credit facility and exercise all or any of their other rights and remedies. Any such acceleration or other exercise of rights and remedies would likely have a material adverse effect on the Company.

     The bank credit facility also includes provisions for the deferral of the September 30, 1999 and the March 31, 2000 scheduled term loan payments of $69.3 million each until April 10, 2000 as a result of the satisfaction by the Company of the agreed upon conditions to the deferral. (See Note 3 to the Condensed Consolidated Financial Statements.)

CASH FLOWS

     As of September 30, 1999, the Company had cash and cash equivalents of $29.1 million and total debt of $2.3 billion. Because the waivers granted by the Company's lenders expire on April 10, 2000, the borrowings under the bank credit facility, as well as other debt containing cross-default provisions, are classified as current in the September 30, 1999 Condensed Consolidated Balance Sheet. Cash used in operating activities during the first nine months of 1999 was $73.2 million compared to $224.7 million in the first nine months of 1998. This change is primarily attributable to improved operating results after giving effect to non-cash items, partially offset by increased working capital needs during the 1999 period. The increase in cash used for working capital during the 1999 period was primarily driven by accounts receivable, which increased $159.4 million as compared to the 1998 period, primarily attributable to the Company's Outdoor Leisure division which experienced stronger second and third quarters sales in 1999 than in 1998. Additionally, working capital for the 1998 period was positively affected by the timing of the Company's acquisition of Coleman, which was at the peak of its inventory build for the 1998 selling season. Cash used for this acquired inventory is not reflected in working capital for the 1998 period. As a result of the effect of Company's management of inventory levels in 1999, cash flow improved approximately $81 million as compared to 1998 despite the favorable impact of the inventory acquired in connection with the 1998 acquisitions. Increases in accounts payable of approximately $30 million in the first nine months of 1999 positively impacted cash flow whereas payables used approximately $76 million of cash in the same period of 1998, resulting in an improvement in cash flow period-to-period of approximately $106 million. The

                                     S2PI-40
increase in payables in the current period resulted from payable balances having been reduced to a low level by year-end 1998. This reduction in payables, which included an effort to reduce delinquent payables, began in the second quarter of 1998. Decreases in other liabilities, primarily accrued interest, account for the majority of the balance of the cash used for working capital in 1999. The Company participates in an accounts receivable securitization program to finance a portion of its accounts receivable. See Note 4 to the Condensed Consolidated Financial Statements.

     In the first nine months of 1999, cash used in investing activities was driven by capital expenditures of $63.2 million, primarily for information systems, including expenditures for Year 2000 readiness and equipment and tooling for new products. Capital spending in the comparable 1998 period was $32.8 million and was primarily for several manufacturing efficiency initiatives, equipment and tooling for new products and management information systems and software licenses. The new product capital spending in the 1998 period principally related to the appliance category and included costs related to water and air filtration products which were discontinued in the second quarter, blenders, standmixers and irons. Cash used in investing activities in the first nine months of 1998 also reflects $379.2 million for the acquisitions of the shares of Coleman from a subsidiary of MacAndrews & Forbes, as well as the acquisitions of Signature Brands and First Alert. The Company anticipates 1999 capital spending to be less than 5% of net sales. Capital expenditures in the current year are expected to primarily relate to information systems and related support, including expenditures for Year 2000 readiness, new product introductions and capacity additions.

     Cash provided by financing activities totaled $99.2 million in the first nine months of 1999 and reflected net borrowings under the Company's bank credit facility. Cash provided by financing activities in the first nine months of 1998 was $636.1 million and reflected net proceeds from the debentures of $729.6 million, the cancellation and repayment of all outstanding balances under the Company's $250 million September 1996 revolving credit facility, the repayment of certain debt assumed in connection with the Coleman, Signature Brands and First Alert acquisitions, and the early extinguishment of the $75.0 million Hattiesburg industrial revenue bond. In addition, cash provided by financing activities in 1998 is net of $26.2 million of financing fees related to Sunbeam's $1.7 billion bank credit facility and $19.6 million of proceeds from the exercise of stock options. See Note 3 to the Condensed Consolidated Financial Statements.

     At September 30, 1999, standby and commercial letters of credit aggregated $68.9 million and were predominately for insurance, pension, environmental, workers' compensation, and international trade activities. In addition, as of September 30, 1999, surety bonds with a contract value of $67.5 million were outstanding largely for the Company's pension plans and as a result of litigation judgments that are currently under appeal.

     The Company expects to acquire the remaining equity interest in Coleman in a merger transaction in which the existing Coleman minority shareholders will receive 0.5677 of a share of the Company's common stock and $6.44 in cash for each share of Coleman common stock outstanding. In addition, unexercised options under Coleman's stock option plans will be cashed out at a price per share equal to the difference between $27.50 and the exercise price of such options. The Company expects to issue approximately 6.7 million shares of common stock and expend approximately $87 million in cash, including cash paid to option holders, to complete the Coleman transaction. Under a settlement of certain litigation relating to the Coleman merger, the Company will also issue warrants to purchase up to 4.98 million shares of the Company's common stock to the Coleman public shareholders and the plaintiff's litigation counsel upon consummation of the Coleman merger. (See Notes 2 and 10 to the Condensed Consolidated Financial Statements.) Although there can be no assurance, it is anticipated that the Coleman merger will occur in the fourth quarter of 1999 or early in the first quarter of 2000.

     The Company believes its borrowing capacity under the bank credit facility, cash flow from the combined operations of the Company and its acquired companies, existing cash and cash equivalent balances, and its receivable securitization program will be sufficient to support working capital needs, capital expenditure and Year 2000 compliance spending, and debt service through

                                     S2PI-41

April 10, 2000. The Company intends to negotiate with its lenders on an amendment to the bank credit facility, negotiate with its lenders on further waiver of such covenants and other terms or refinance the bank credit facility. Any decisions with respect to such amendment, waiver, or refinancing will be made based on a review from time to time of the advisability of particular transactions. There can be no assurance that an amendment, further waiver of existing covenants and other terms, or refinancing will be entered into by April 10, 2000. The failure to obtain such an amendment, further waiver or debt refinancing would likely result in violation of existing covenants and non-compliance with other terms, which would permit the bank lenders to accelerate the maturity of all outstanding borrowings under the bank credit facility, which would likely have a material adverse effect on the Company. Accordingly, debt related to the bank credit facility and all debt containing cross-default provisions is classified as current in the September 30, 1999 Condensed Consolidated Balance Sheet.

     In May, 1998, the NYSE advised the Company that it did not meet the continuing listing standards of the NYSE because the Company did not have tangible net assets of at least $12 million and average annual net income of at least $600,000 for 1995, 1996 and 1997. Representatives from the Company met with NYSE officials, and in March 1999, the NYSE informed the Company that the Company's common stock would not be delisted at that time, although the NYSE would, however, continue to monitor Sunbeam's financial condition and operations. On August 5, 1999, the NYSE advised the Company that the NYSE had revised its continuing listing standards, and that the Company is in compliance with the revised standards.

     In April, 1999 the NYSE advised Coleman that it did not meet the NYSE's continuing listing standards because Coleman did not have tangible net assets of at least $12 million and average annual net income of at least $600,000 for 1995, 1996 and 1997. At that time, Coleman requested the NYSE to continue to list the Coleman common stock until completion of the merger. The NYSE subsequently advised Coleman that Coleman also failed to satisfy certain non-financial continuing listing standards. On August 5, 1999, the NYSE advised the Company that the NYSE had revised its continuing listing standards, and that the Company is in compliance with the revised financial standards. Coleman and the NYSE have agreed upon a program whereby Coleman will correct the deficiencies in its non-financial continuing listing standards by the end of 1999. Coleman is currently complying with such program. If Coleman were to be delisted from the NYSE, it would adversely affect Coleman's ability to sell its capital stock to third parties or use its capital stock as collateral for loans. Sunbeam's bank credit facility currently restricts Coleman from taking such actions.

     By letter dated June 17, 1998, the staff of the Division of Enforcement of the SEC advised the Company that it was conducting an informal inquiry into the Company 's accounting policies and procedures and requested that the Company produce documents. On July 2, 1998, the SEC issued a Formal Order of Private Investigation, designating officers to take testimony and pursuant to which a subpoena was served on Sunbeam requiring the production of documents. On November 4, 1998, the Company received another SEC subpoena requiring the production of additional documents. The Company has provided numerous documents to the SEC staff and continues to cooperate with the SEC staff. The Company has, however, declined to provide the SEC with material that the Company believes is subject to the attorney-client privilege and the work product immunity. The Company cannot predict the duration of such investigation or its outcome.

     The Company is involved in significant litigation, including class and derivative actions, relating to events which led to the restatement of its consolidated financial statements, the issuance of the MacAndrews & Forbes warrant, the sale of the debentures and the employment agreements of Messrs. Dunlap and Kersh. Sunbeam intends to vigorously defend each of the actions, but cannot predict the outcome and is not currently able to evaluate the likelihood of the Company 's success in each case or the range of potential loss. However, if the Company were to lose these suits, judgments would likely have a material adverse effect on the Company 's financial position, results of operations and cash flows. Additionally, the Company's insurance carriers have filed various suits requesting a declaratory judgment that the directors' and officers' liability insurance policies for excess coverage was invalid and/or had been

                                     S2PI-42
properly canceled by the carriers or have advised Sunbeam of their intent to deny coverage under such policies. The Company intends to pursue recovery from all of its insurers if damages are awarded against the Company or its indemnified officers and/or directors under any of the foregoing actions and to recover attorneys' fees covered under those policies. The Company 's failure to obtain such insurance recoveries following an adverse judgment against the Company on any of the foregoing actions could have a material adverse effect on the Company 's financial position, results of operations and cash flows.

     Amounts accrued for litigation matters represent the anticipated costs (damages and/or settlement amounts) in connection with pending litigation and claims and related anticipated legal fees. The costs are accrued when it is both probable that an asset has been impaired or a liability has been incurred and the amount can be reasonably estimated. The accruals are based upon the Company's assessment, after consultation with counsel, of probable loss based on the facts and circumstances of each case, the legal issues involved, the nature of the claim made, the nature of the damages sought and any relevant information about the plaintiff, and other significant factors which vary by case. When it is not possible to estimate a specific expected amount of loss to be incurred, the Company evaluates the range of possible losses and records the minimum end of the range. As of September 30, 1999 the Company had established accruals for litigation matters of $22.6 million (representing $11.3 million and $11.3 million for estimated damages or settlement amounts and legal fees, respectively) and $31.2 million as of December 31, 1998 (representing $17.5 million and $13.7 million for estimated damages or settlements and legal fees, respectively.) It is anticipated that the $22.6 million accrual will be paid as follows: $5.2 million in 1999, $14.9 million in 2000 and $2.5 million in 2001. The Company believes, based on information known to the Company on September 30, 1999, that anticipated probable costs of litigation matters existing as of September 30, 1999 have been adequately reserved, to the extent determinable.

     As a consumer goods manufacturer and distributor, the Company faces the constant risks of product liability and related lawsuits involving claims for substantial money damages, product recall actions and higher than anticipated rates of warranty returns or other returns of goods. These claims could result in liabilities that could have a material adverse effect on the Company's financial position, results of operations and cash flows. Some of the product lines the Company acquired in the 1998 acquisitions have increased its exposure to product liability and related claims.

     The Company and its subsidiaries are also involved in various lawsuits from time to time that Sunbeam considers to be ordinary routine litigation incidental to its business. In the opinion of the Company, the resolution of these routine matters, and of matters relating to prior operations, individually or in the aggregate, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company.

     See Note 10 to the Condensed Consolidated Financial Statements.

NEW ACCOUNTING STANDARDS

     Effective January 1, 1999, the Company adopted Statement of Position 98-1, ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE ("SOP 98-1"). SOP 98-1 requires computer software costs associated with internal use software to be expensed as incurred until certain capitalization criteria are met. Adoption of this statement did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, which, as amended, is effective for fiscal years beginning after June 15, 2000. SFAS No. 133 requires the recognition of all derivatives in the Consolidated Balance Sheets as either assets or liabilities measured at fair value. The Company has not yet determined the impact SFAS No. 133 will have on its consolidated financial position, results of operations, or cash flows.

                                     S2PI-43

YEAR 2000 READINESS DISCLOSURE

     The Company is preparing for the impact of the Year 2000 on its operations. Year 2000 issues could include potential problems in the information technology ("IT") and non-IT systems that the Company uses in its operations and problems in the Company's products. Year 2000 system failures could affect routine but critical operations such as forecasting, purchasing, production, order processing, inventory control, shipping, billing and collection. In addition, system failures could affect the Company's security, payroll operations, or employee safety. The Company may also be exposed to potential risks from third parties with whom the Company interacts who fail to adequately address their own Year 2000 issues.

SUNBEAM'S APPROACH TO YEAR 2000 ISSUES

     While the Company's Year 2000 readiness planning had been underway for over one year, during the third quarter of 1998 the Company established a cross-functional project team consisting of senior managers, assisted by three external consulting firms which were retained to provide consulting services and to assist the Company in implementing its Year 2000 strategy. This team is sponsored by the Company's Chief Financial Officer who reports directly to the Company's Chief Executive Officer on this issue. The audit committee of the board of directors is advised periodically on the status of the Company's Year 2000 readiness program.

     The Year 2000 project team has developed a phased approach to identify and resolve Year 2000 issues with many of these activities conducted in parallel. The Company's approach and the anticipated timing of each phase are described below.

     PHASE 1 - INVENTORY AND ASSESSMENT: During the first phase of Sunbeam's Year 2000 readiness program, the Company established a Year 2000 program management office ("PMO") to centralize the management of all of the Company's Year 2000 projects. Through this office, the Company developed a corporate-wide, uniform strategy for assessing and addressing the Year 2000 issues.

     The Company has completed an inventory of its hardware and software systems, manufacturing equipment, electronic data interchange, telecommunications and other technical assets potentially subject to Year 2000 problems, such as security systems and controls for lighting, air conditioning, ventilation and facility access. This inventory was then entered into the Company's Year 2000 database along with a determination of the item's level of criticality to operations. For those inventory items anticipated to have a significant effect on the business if not corrected, the Company's Year 2000 program envisions repair or replacement and testing of such items. All information relative to each item is being tracked in the Company's Year 2000 database. The Company completed most of this phase during the third and fourth quarters of 1998. The Company has completed a review of the readiness of embedded microprocessors in its products and determined that none of the Company's products have Year 2000 date sensitive systems.

     PHASE 2 - CORRECTION AND TESTING: The second phase of Sunbeam's Year 2000 readiness program was structured to replace, upgrade or remediate (as necessary) those items identified during Phase 1 as requiring corrective action.

     Sunbeam relies on its IT functions to perform many tasks that are critical to its operations. Significant transactions that could be impacted by not being ready for any Year 2000 issues include, among others, purchases of materials, production management, order entry and fulfillment, payroll processing and billings and collections. Systems and applications that had been identified by Sunbeam as not Year 2000 ready and which are critical to Sunbeam's operations include its financial software systems, which process the order entry, purchasing, production management, general ledger, accounts receivable, and accounts payable functions, payroll applications, and critical applications in the Company's manufacturing and distribution facilities, such as warehouse management applications. Recognizing how dependent the entire company is on IT, Sunbeam decided in 1997 to replace its primary business applications with a uniform international business and accounting information system to address the systems or applications listed above as well as to improve internal reporting processes. Based upon representations from the manufacturer that the current

                                     S2PI-44
version of this uniform information system is Year 2000 ready, the Company upgraded its business sites that currently utilize this uniform system to the Year 2000 ready version. In addition to the pre-acquisition Sunbeam locations which had already utilized an earlier non-Year 2000 ready version of this uniform business and accounting information system, Eastpak, Mr. Coffee, Health-o-Meter and Sunbeam Latin America replaced their non-Year 2000 ready systems with this new uniform system. In addition, Coleman Europe has also replaced key business components with this new system.

     The Company is also actively replacing and/or upgrading a number of business systems that are not Year 2000 ready, including those that use localized business system packages which were not candidates to be replaced by the uniform business and accounting information system. For example, at Coleman approximately 2,000 mainframe software programs that are used in lieu of Sunbeam's uniform business and accounting information system have been remediated and tested to be Year 2000 ready. With respect to the Company's non-IT systems (for example, time and attendance, security, and in-line manufacturing hardware) the Company has analyzed these items to assess any Year 2000 issues and is testing and correcting such times, if necessary.

     PHASE 3 - CUSTOMERS, SUPPLIERS AND BUSINESS PARTNERS: The third phase of Sunbeam's Year 2000 readiness program which was initiated during the third and fourth quarters of 1998 is designed to assess and interact with the Company's customers, suppliers, and business partners. As part of this effort, the Company surveyed 1,100 vendors and suppliers, a portion of which did not provide an initial response. During the first half of 1999, "high risk" vendors were contacted directly and the number of non-respondents has since decreased substantially. In fact, currently only 7% of the Company's vendors who were surveyed are categorized as "high risk" which includes non-respondents. Based on the most recent responses to the survey and continued evaluation, the Company believes that there is only a low to a medium risk of Year 2000 issues for the remaining vendors. The Company will continue to monitor the Year 2000 progress of the "high risk" vendors and has re-surveyed these companies to determine the appropriate course of action. Furthermore, the Company has contacted alternate vendors who are Year 2000 ready to replace critical vendors deemed "high risk" in the event that these vendors are not found to be Year 2000 ready. The Company is in the process of completing a verification of the Year 2000 survey responses for the most critical vendors to the Company.

     Sunbeam has responded to numerous customer inquiries about the Company's Year 2000 readiness. The Company has verified that all of the Company's major customers have planned programs to deal with Year 2000 issues and is currently completing the process of contacting its major customers to confirm they are implementing their planned programs to address Year 2000 issues. In order to improve the Company's communication with its customers, suppliers and business partners, the Company has set up a Sunbeam Year 2000 telephone number and is providing Year 2000 information on a Company web site.

     PHASE 4 - CONTINGENCY PLANNING: This phase involves contingency planning for unresolved Year 2000 issues, particularly any issues arising with third party suppliers. The Company has designed and documented its Year 2000 contingency plan and is in the process of implementing it. The development of the contingency plan included a process whereby the Company's critical IT and non-IT systems were evaluated for Year 2000 readiness. As a result of this evaluation, the Company does not expect to require additional operational equipment or significant process contingency measures. Although the Company does not currently believe there is significant risk associated with its third party suppliers, the contingency plan includes the continuing evaluation of the readiness of the Company's suppliers and minor increases in the Company's inventory requirements to protect against supply disruption.

THE RISKS OF SUNBEAM'S YEAR 2000 APPROACH

     The independent consultants assisting the Company in its Year 2000 readiness program have reviewed and concurred with the Company's approach, have assisted in developing cost estimates and have monitored costs for the largest single component (upgrade or installation of the Company's uniform system) of the Company's Year 2000 program. Since Sunbeam's Year 2000 program was developed and is monitored with the help of independent consultants, the Company did not engage another independent third party to verify the program's overall approach

                                     S2PI-45
or total cost as the Company believes that the Company's exposure in this regard is mitigated. In addition, through the use of external third-party diagnostic software packages that are designed to analyze the Year 2000 readiness of business software programs, the Company was able to identify potential Year 2000 issues at Coleman. Given this, the Company believes that it has also mitigated its risk by validating and verifying key program components.

     Management believes that, although there are significant systems that are being modified or replaced, including the uniform business and accounting information system, Sunbeam's information systems environment will be made Year 2000 ready prior to January 1, 2000. Sunbeam's failure to timely complete such corrective work could have a material adverse impact on the Company.

     With respect to customers, suppliers and business partners, the failure of certain of these third parties to become Year 2000 ready could also have a material adverse impact on Sunbeam. For example, the failure of certain of the Company's principal suppliers to have Year 2000 ready internal systems could impact the Company's ability to manufacture and/or ship its products or to maintain adequate inventory levels for production.

     At this time, the Company believes that the most likely "worst-case" scenario relating to Year 2000 involves potential disruptions in areas in which the Company's operations must rely on third parties, such as suppliers, whose systems may not work properly after January 1, 2000. While such system failures could either directly or indirectly affect important operations of the Company and its subsidiaries in a significant manner, the Company cannot at present estimate either the likelihood or the potential cost of such failures. Subject to the nature of the goods or services provided to the Company by third parties whose operations are not made ready for Year 2000 issues, the potential impact on Sunbeam's operations could be material. However, the Company believes that it has mitigated such risks through the development and implementation of the contingency plans discussed above.

     The nature and focus of the Company's efforts to address the Year 2000 problem may be revised periodically as interim goals are achieved or new issues are identified. In addition, it is important to note that the description of the Company's efforts and assessments necessarily involves estimates and projections with respect to activities required in the future. These estimates and projections are subject to change as work continues, and such changes may be substantial.

THE COSTS TO ADDRESS THE COMPANY'S YEAR 2000 ISSUES

     Through the first nine months of 1999, including costs incurred in 1998, Sunbeam had expended approximately $60 million to address Year 2000 issues of which approximately 50% was recorded as capital expenditures and the remainder as SG&A expense. Sunbeam's current assessment of the total costs to address and remedy Year 2000 issues and enhance its operating systems, including costs for the acquired companies, is approximately $64 million. This estimate includes the following categories:

o uniform international business and accounting systems          $44 million

o localized business system software upgrades and remediation    $ 9 million

o Year 2000 readiness assessment and tracking                    $ 6 million

o upgrade of personal computers and related software             $ 5 million


     The amount to be incurred for Year 2000 issues during 1999 of approximately $44 million represents over 50% of the Company's total 1999 budget for information systems and related support, including Year 2000 costs. A large majority of these costs are expected to be incremental expenditures that will not recur in the Year 2000 or thereafter. Fees and expenses related to third party consultants, who are involved in the PMO as well as the modification and replacement of software, represent approximately 75% of the total estimated cost. The balance of the total estimated cost relates primarily to software license fees and new hardware, but excludes the costs associated with Company employees. Sunbeam expects these expenditures to be financed through operating cash flows or borrowings, as applicable. A significant portion of these expenditures will enhance Sunbeam's operating systems in addition to resolving the Year 2000 issues. As Sunbeam completes its assessment of the Year 2000

                                     S2PI-46
issues, the actual expenditures incurred or to be incurred may differ materially from the amounts shown above. The bank credit facility does not permit the Company to spend more than $50 million on Year 2000 testing and remediation in 1999.

     Because Year 2000 readiness is critical to the business, Sunbeam has redeployed some resources from non-critical system enhancements to address Year 2000 issues, thereby deferring the non-critical systems enhancements. The Company does not expect these redeployments and deferrals to have a material impact on the Company's financial condition, results of operations, or cash flows.

CAUTIONARY STATEMENTS

     Certain statements in this Quarterly Report on Form 10-Q may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995, as the same may be amended from time to time (herein the "Act") and in releases made by the SEC from time to time. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the word "estimate," "project," "intend," "expect," "believe," "may," "will," "should," "seeks," "plans," "scheduled to," "anticipates," or "intends," or the negative of these terms or other variations of these terms or comparable language, or by discussions of strategy or intentions, when used in connection with the Company, including its management. These forward-looking statements were based on various factors and were derived utilizing numerous important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements. These Cautionary Statements are being made pursuant to the Act, with the intention of obtaining the benefits of the "Safe Harbor" provisions of the Act. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements with respect to the Company include, but are not limited to risks associated with (i) high leverage, (ii) Sunbeam's ability to comply with the terms of its bank credit facility, including financial covenants and covenants relating to the completion of the Coleman merger, or to enter into an amendment to its bank credit facility containing financial covenants which it and its bank lenders find mutually acceptable, or to continue to obtain waivers from its bank lenders with respect to its compliance with the existing covenants contained in such agreement, and to continue to have access to its revolving credit facility and/or term loan facility or Sunbeam's ability to refinance its indebtedness at acceptable rates with acceptable terms, (iii) Sunbeam's ability to integrate the recently acquired Coleman, Signature Brands and First Alert companies and expenses associated with such integration, (iv) Sunbeam's sourcing of products from international vendors, including the ability to select reliable vendors and to avoid delays in shipments, (v) Sunbeam's ability to maintain and increase market share for its products at acceptable margins, (vi) Sunbeam's ability to successfully introduce new products and to provide on-time delivery and a satisfactory level of customer service, (vii) changes in domestic and/or foreign laws and regulations, including changes in tax rates, accounting standards, environmental laws, occupational, health and safety laws, (viii) access to foreign markets together with foreign economic conditions, including currency fluctuations and trade, monetary and/or tax policies, (ix) uncertainty as to the effect of competition in existing and potential future lines of business, (x) fluctuations in the cost and availability of raw materials and/or products, (xi) changes in the availability and costs of labor, (xii) effectiveness of advertising and marketing programs, (xiii) economic uncertainty in Japan, Korea and other Asian countries, as well as in Mexico, Venezuela, and other Latin American countries, (xiv) product quality, including excess warranty costs, product liability expenses and costs of product recalls, (xv) weather conditions which can have an unfavorable impact upon sales of certain of Sunbeam's products, (xvi) the numerous lawsuits against the Company and the SEC investigation into the Company's accounting practices and policies, and uncertainty regarding the Company's coverage on its directors' and officers' liability insurance, (xvii) the possibility of a recession in the United States

                                     S2PI-48
or other countries resulting in a decrease in consumer demands for the Company's products, (xviii) actions by competitors including business combinations, new product offerings and marketing and promotional activities, and (xix) failure of the Company and/or its suppliers of goods or services to timely complete the remediation of computer systems to effectively process Year 2000 information. Other factors and assumptions not included in the foregoing may cause the Company's actual results to materially differ from those projected. The Company assumes no obligation to update any forward-looking statements or these cautionary statements.

                                     S2PI-48

                                     PART II

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----


Condensed Consolidated Statements of Operations
     Three months ended September 30, 1999 and 1998 and
     Nine months ended September 30, 1999 and 1998..........................  1

Condensed Consolidated Balance Sheets
     September 30, 1999 and December 31, 1998...............................  2

Condensed Consolidated Statements of Cash Flows
     Nine months ended September 30, 1999 and 1998..........................  3

Notes to Condensed Consolidated Financial Statements........................  4

Management's Discussion and Analysis of Financial Condition
    and Results of Operations............................................... 16

Quantitative and Qualitative Disclosures About Market Risk.................. 29

Legal Proceedings........................................................... 32

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES

                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)
                                   (Unaudited)


                                                                 Three Months                  Nine Months
                                                              Ended September 30,           Ended September 30,
                                                           -------------------------   ----------------------------
                                                               1999          1998           1999            1998
                                                           -----------   -----------   -------------   ------------
Net revenues............................................   $   335,901   $   245,324   $   1,017,516   $    816,230
Cost of sales...........................................       223,100       179,818         691,699        587,232
                                                           -----------   -----------   -------------   ------------
Gross profit............................................       112,801        65,506         325,817        228,998
Selling, general and administrative expenses............        72,002        59,508         201,705        192,158
Restructuring (credits) charges.........................          (147)        6,582            (165)        16,867
Interest expense, net...................................         3,961         8,480          16,406         26,403
Amortization of goodwill and deferred charges...........         2,250         2,646           7,189          8,313
Gain on sale of business................................          --            (408)           --          (25,098)
Other (income) expense, net.............................        (2,793)       (1,511)         (2,721)            33
                                                           -----------   -----------   -------------   ------------
Earnings (loss) before income taxes,
   minority interest and extraordinary item.............        37,528        (9,791)        103,403         10,322
Income tax expense (benefit)............................        14,448        (2,875)         39,810         13,315
Minority interest.......................................           827            92           1,404            332
                                                           -----------   -----------   -------------   ------------
Earnings (loss) before extraordinary item...............        22,253        (7,008)         62,189         (3,325)
Extraordinary loss on early extinguishment
  of debt, net of income tax benefit....................          --            --              --          (17,538)
                                                           -----------   -----------   -------------   ------------
Net earnings (loss).....................................        22,253        (7,008)         62,189        (20,863)
Participating preferred stock dividends and
   allocated earnings...................................        (1,466)         --            (1,466)            --
                                                           -----------   -----------   -------------   ------------
Net earnings (loss) available for common
   shareholders.........................................   $    20,787   $    (7,008)  $      60,723   $    (20,863)
                                                           ===========   ===========   =============   ============
Basic and diluted earnings (loss) per share:
  Earnings before extraordinary item....................   $      0.37   $     (0.13)  $        1.09   $      (0.06)
  Extraordinary item....................................           --            --              --           (0.32)
                                                           -----------   -----------   -------------   ------------
    Net earnings (loss).................................   $      0.37   $     (0.13)  $        1.09   $      (0.38)
                                                           ===========   ===========   =============   ============
Weighted average common shares outstanding:
   Basic and diluted ...................................        55,827        55,827          55,827         55,135
                                                           ===========   ===========   =============   ============

            See Notes to Condensed Consolidated Financial Statements

                                     S2PII-1

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)
                                   (Unaudited)


                                                                                    September 30,     December 31,
                                                                                        1999              1998
                                                                                  ----------------    ------------
             ASSETS
Current assets:
   Cash and cash equivalents............................................          $         20,305    $     23,413
   Accounts and notes receivable, less allowance
     of $9,083 in 1999 and $8,894 in 1998...............................                   249,530         162,108
   Inventories..........................................................                   242,346         230,126
   Deferred tax assets..................................................                    28,221          26,926
   Prepaid expenses and other current assets............................                    15,693          19,627
                                                                                  ----------------    ------------
     Total current assets...............................................                   556,095         462,200
Property, plant and equipment, less accumulated depreciation
   of $136,220 in 1999 and $122,868 in 1998.............................                   141,278         145,823
Goodwill, net...........................................................                   267,656         282,015
Deferred tax assets and other assets....................................                    32,505          43,219
                                                                                  ----------------    ------------
                                                                                  $        997,534    $    933,257
                                                                                  ================    ============
       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts and notes payable...........................................          $        152,954    $    146,064
   Debt payable to affiliate............................................                   303,193            --
   Other current liabilities............................................                   126,782         101,224
                                                                                  ----------------    ------------
     Total current liabilities..........................................                   582,929         247,288
Debt payable to affiliate...............................................                      --           365,063
Long-term debt..........................................................                       389             362
Other liabilities.......................................................                    84,746          75,231
Minority interest.......................................................                     9,358           6,698
Contingencies...........................................................
Stockholders' equity:
   Preferred stock......................................................                        30            --
   Common stock.........................................................                       558             558
   Additional paid-in capital...........................................                   254,276         221,730
   Retained earnings....................................................                    84,166          21,977
   Accumulated other comprehensive loss.................................                   (18,918)         (5,650)
                                                                                  ----------------    ------------
     Total stockholders' equity.........................................                   320,112         238,615
                                                                                  ----------------    ------------
                                                                                  $        997,534    $    933,257
                                                                                  ================    ============

            See Notes to Condensed Consolidated Financial Statements

                                     S2PII-2

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)
                                   (Unaudited)

                                                                                             Nine Months
                                                                                          Ended September 30,
                                                                                     -----------------------------
                                                                                         1999             1998
                                                                                     -------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss).............................................................     $      62,189    $    (20,863)
Adjustments to reconcile net earnings (loss) to net cash flows from operating activities:
     Depreciation and amortization..............................................            24,404          26,766
     Deferred income taxes......................................................            23,743         (17,247)
     Non-cash restructuring and other charges...................................              --             5,713
     Minority interest..........................................................             1,404             332
     Gain on sale of business...................................................              --           (25,098)
     Extraordinary loss on early extinguishment of debt........................               --            29,012
     Changes in assets and liabilities, net of effects from sale of business:
          Receivables...........................................................           (89,600)        (13,015)
          Inventories...........................................................           (16,369)         16,115
          Accounts payable......................................................            19,702         (18,519)
          Prepaid expenses and other current assets and liabilities.............            32,455          24,125
          Other, net............................................................               (75)          3,600
                                                                                     -------------    ------------
Net cash provided by operating activities.......................................            57,853          10,921
                                                                                     -------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures............................................................           (19,554)        (16,648)
Net proceeds from sale of business and fixed assets.............................             1,337          98,817
Other, net......................................................................              (703)           (618)
                                                                                     -------------    ------------
Net cash (used) provided by investing activities................................           (18,920)         81,551
                                                                                     -------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Net payments of revolving credit agreement borrowings...........................              --           (52,578)
Net change in short-term borrowings.............................................            (8,475)        (12,165)
Repayment of long-term debt, including redemption costs.........................              (166)       (447,250)
Net (decrease) increase in borrowings from affiliate............................           (61,870)        381,042
Proceeds from preferred stock issuance..........................................            31,061            --
Proceeds from stock options exercised including tax benefits....................              --            45,546
                                                                                     -------------    ------------
Net cash used by financing activities...........................................           (39,450)        (85,405)
                                                                                     -------------    ------------
Effect of exchange rate changes on cash.........................................            (2,591)              7
                                                                                     -------------    ------------
Net (decrease) increase in cash and cash equivalents............................            (3,108)          7,074
Cash and cash equivalents at beginning of the period............................            23,413          13,031
                                                                                     -------------    ------------
Cash and cash equivalents at end of the period..................................     $      20,305    $     20,105
                                                                                     =============    ============

            See Notes to Condensed Consolidated Financial Statements

                                     S2PII-3

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                   (UNAUDITED)

1. BACKGROUND

     The Coleman Company, Inc. ("Coleman" or the "Company") is a global manufacturer and marketer of consumer products for outdoor recreation and home hardware use.

     Coleman is a subsidiary of Coleman Worldwide Corporation ("Coleman Worldwide"). Coleman Worldwide is an indirect wholly-owned subsidiary of Laser Acquisition Corp. ("Laser"), an indirect wholly-owned subsidiary of Sunbeam Corporation ("Sunbeam"). On March 30, 1998, through its wholly-owned subsidiary Laser, Sunbeam acquired Coleman Worldwide (the "Sunbeam Acquisition"), then a wholly-owned subsidiary of MacAndrews & Forbes Holdings, Inc. ("M&F"), pursuant to a merger agreement with a wholly-owned subsidiary of M&F. Coleman Worldwide owns 44,067,520 shares of the common stock of Coleman (approximately 79% of the outstanding Coleman common stock as of September 30, 1999) and also owns 3,000,000 shares of voting preferred stock of Coleman (100% of the outstanding preferred stock of Coleman as of September 30, 1999). The shares of preferred stock, together with the Coleman common stock owned by Coleman Worldwide, enable Coleman Worldwide to exercise 80.01% of the total voting power of Coleman's outstanding capital stock as of November 17, 1999.

     Coleman, Sunbeam and Camper Acquisition Corp. ("CAC"), a wholly-owned subsidiary of Sunbeam, have also entered into an Agreement and Plan of Merger (the "Coleman Merger Agreement"), providing that among other things, CAC will be merged with and into Coleman, with Coleman continuing as the surviving corporation (the "Coleman Merger"). Pursuant to the Coleman Merger Agreement, each share of the Company's common stock issued and outstanding immediately prior to the effective time of the Coleman Merger (other than shares held indirectly by Sunbeam and shares, if any, for which appraisal rights have been exercised) will be converted into the right to receive (i) 0.5677 of a share of Sunbeam common stock, with cash paid in lieu of fractional shares, and (ii) $6.44 in cash, without interest. In addition, unexercised stock options at the time of the Coleman Merger will be cashed out by Sunbeam at a price per share equal to the difference between $27.50 per share and the exercise price of such options. In October 1998, Coleman and Sunbeam entered into a memorandum of understanding to settle, subject to court approval, certain class actions brought by minority shareholders of Coleman against Coleman, Sunbeam and certain of their current and former officers and directors challenging the proposed Coleman Merger. The court approved the settlement on November 12, 1999. Under the terms of the settlement, Sunbeam will issue to the Coleman minority shareholders and plaintiffs' counsel in this action warrants to purchase up to approximately 4.98 million shares of Sunbeam common stock at $7.00 per share, subject to certain anti-dilution adjustments. Any shareholder who does not exercise appraisal rights under Delaware law will receive the warrants. These warrants will be issued when the Coleman Merger is consummated, which is now expected to occur in the fourth quarter of 1999 or early in the first quarter of 2000.

     The consummation of the Coleman Merger is conditional upon a registration statement under the Securities Act of 1933 (the "Securities Act") to register the shares of Sunbeam common stock to be issued in the Coleman Merger (the "Registration Statement") becoming effective in accordance

                                     S2PII-4

                  THE COLEMAN COMPANY, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                   (UNAUDITED)

with the provisions of the Securities Act. Sunbeam has filed the Registration Statement, but is uncertain when the Registration Statement will become effective. However, it is anticipated the Coleman Merger will be completed in the fourth quarter of 1999 or early in the first quarter of 2000. Upon consummation of the Coleman Merger, Coleman will become an indirect wholly-owned subsidiary of Sunbeam and Coleman will cease to be a separate reporting company. However, in the event Coleman's separate consolidated financial statements are included in a Securities and Exchange Commission filing for periods subsequent to the consummation of the Coleman Merger, those separate consolidated financial statements would reflect the allocation of the purchase price paid by Sunbeam, for all of Coleman's common stock, to the fair value (determined by independent appraisals) of Coleman's tangible and intangible assets acquired and liabilities assumed under the purchase method of accounting.

2. BASIS OF FINANCIAL STATEMENT PRESENTATION

     The accompanying unaudited condensed consolidated financial statements of Coleman include the accounts of the Company and its subsidiaries after elimination of all material intercompany accounts and transactions, and have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, these statements include all adjustments necessary for a fair presentation of results of operations, financial position and cash flows. The balance sheet at December 31, 1998 has been derived from the audited financial statements for that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for future periods including the year ended December 31, 1999.

3. INVENTORIES

     The components of inventories consist of the following:

                                                             September 30,       December 31,
                                                                 1999                1998
                                                            ---------------     ---------------
     Raw material and supplies.........................     $        45,438     $        45,395
     Work-in-process...................................               8,763               6,539
     Finished goods....................................             188,145             178,192
                                                            ---------------     ---------------
                                                            $       242,346     $       230,126
                                                            ===============     ===============

4. DEBT PAYABLE TO AFFILIATE

     Sunbeam's credit facility (the "Sunbeam Credit Facility") provides that Sunbeam will not

                                     S2PII-5

                  THE COLEMAN COMPANY, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                   (UNAUDITED)

contribute capital to Coleman or, with some exceptions, permit Coleman to borrow money from any source other than Sunbeam. Therefore, the Company's ability to meet its cash operating requirements, including capital expenditures and other obligations, is dependent upon a combination of cash flows from operations and loans to the Company from Sunbeam. Sunbeam has informed the Company it has the positive intent and ability to fund the Company's requirements for borrowed funds through April 10, 2000. Prior to April 15, 1999, amounts loaned by Sunbeam to Coleman were represented by a promissory note (the "Old Intercompany Note"), were due on demand and bore interest at a floating rate equivalent to the weighted average interest rate incurred by Sunbeam on its outstanding convertible debt and borrowings under its bank credit facility.

     On April 15, 1999, Coleman, Sunbeam and, as to certain agreements, the lenders under the Sunbeam Credit Facility, amended and restated the Old Intercompany Note (the "Intercompany Note"), entered into intercompany security and pledge agreements, and entered into an amendment to the Sunbeam Credit Facility and certain other agreements (collectively, the "Agreements"). The Intercompany Note is due April 15, 2000. The Intercompany Note bears interest at an annual rate equal to (i) 4% if the three month London Interbank Offering Rate ("LIBOR") quoted on the Telerate system is less than 6%, or (ii) 5% if the three month LIBOR quoted on the Telerate system is 6% or higher, subject to increases during an event of default, and interest will be payable by adding the amount of such interest to the principal balance of the Intercompany Note. In addition, the Intercompany Note provides that an event of default under the Sunbeam Credit Facility will constitute an event of default under the Intercompany Note and that in certain circumstances the payment on the Intercompany Note will be subordinate to Coleman's obligations under the Sunbeam Credit Facility. Pursuant to the Agreements, Coleman has pledged to Sunbeam substantially all of its domestic assets, other than its real property, including 66% of its ownership interest in its direct foreign subsidiaries and domestic holding companies for its foreign subsidiaries and all of its ownership interest in its other direct domestic subsidiaries (but Coleman's subsidiaries have not pledged their assets or stock of their subsidiaries), as security for the Intercompany Note. Sunbeam has pledged the Intercompany Note as security for the Sunbeam Credit Facility and assigned to such lenders the security pledged by Coleman for the Intercompany Note. Coleman also gave the lending banks a direct pledge of the assets securing the Intercompany Note to secure the obligations under the Sunbeam Credit Facility, subject to a cap equal to the balance due from time to time on the Intercompany Note.

     As of September 30, 1999 the amount borrowed by the Company under the Intercompany Note amounted to $303,193 and the applicable interest rate was 4%. The weighted average interest rate charged by Sunbeam for amounts borrowed under the Old Intercompany Note and the Intercompany Note during the nine months ended September 30, 1999 was 5.3% and the total interest charged by Sunbeam to Coleman was $15,276. Sunbeam also charged to Coleman a pro-rata share of amortized debt issuance costs and unused bank credit facility commitment fees totaling $319. Net amounts advanced from Sunbeam along with the related unpaid interest and other costs are reflected as debt payable to affiliate in the Company's consolidated balance sheet. Coleman is also a borrower under the Sunbeam Credit Facility for purposes of letters of credit issued for its account.

     The Sunbeam Credit Facility provides for aggregate borrowings of up to $1,700,000 pursuant

                                     S2PII-6

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                   (UNAUDITED)

to (i) a revolving credit facility in an aggregate principal amount of up to $400,000 (subject to certain reductions) maturing on March 30, 2005, of which $52,500 may only be used to complete the Coleman Merger, (ii) up to $800,000 in term loans maturing on March 30, 2005, of which $35,000 may only be used to complete the Coleman Merger, and (iii) a $500,000 term loan maturing on September 30, 2006, of which $5,000 has already been repaid through September 30, 1999. At September 30, 1999, Sunbeam had $1,467,000 of outstanding debt under the Sunbeam Credit Facility and approximately $165,000 available for borrowing. As a result of Sunbeam's operating losses during 1998, among other things, Sunbeam was not in compliance with the financial covenants and other terms contained in the Sunbeam Credit Facility. In April 1999, Sunbeam and its lenders entered into an amendment to the Sunbeam Credit Facility which amended and added certain financial covenants and other terms and waived compliance with certain other financial covenants and other terms through April 10, 2000. Interest accrues at a rate selected at Sunbeam's option of: (i) LIBOR plus an interest rate margin which varies depending upon the occurrence of certain specified events or, (ii) the base rate of the administrative agent (generally the higher of the prime commercial lending rate of the administrative agent or the Federal Funds Rate plus one-half of 1%), plus an interest rate margin which varies depending upon the occurrence of certain specified events.

     Borrowings under the Sunbeam Credit Facility are secured by a pledge of the stock of Sunbeam's material subsidiaries, including Coleman, and by a security interest in substantially all of the assets of Sunbeam and its material subsidiaries, other than Coleman and its subsidiaries except as otherwise described herein. Currently, Coleman's inventory and related assets are pledged to secure its obligations for letters of credit issued for its account under the Sunbeam Credit Facility.

     The Sunbeam Credit Facility contains covenants customary for credit facilities of a similar nature, including limitations on the ability of Sunbeam and its subsidiaries, including Coleman, to, among other things, (i) declare dividends or repurchase stock, (ii) prepay, redeem or repurchase debt, incur liens and engage in sale-leaseback transactions, (iii) make loans and investments, (iv) incur additional debt, including revolving loans under the Sunbeam Credit Facility, (v) amend or otherwise alter material agreements or enter into restrictive agreements, (vi) make capital and Year 2000 compliance expenditures, (vii) engage in mergers, acquisitions and asset sales, (viii) engage in certain transactions with affiliates, (ix) alter its fiscal year or accounting policies, (x) enter into hedging agreements, (xi) settle certain litigation, (xii) alter its cash management system and (xiii) alter the businesses they conduct. Sunbeam is also required to comply with specified financial covenants and ratios. The Sunbeam Credit Facility provides for events of default customary for transactions of this type, including nonpayment, misrepresentation, breach of covenant, cross-defaults, bankruptcy, material adverse change arising from compliance with ERISA, material adverse judgments, entering into guarantees, and change of ownership and control. The Sunbeam Credit Facility, as amended, also provides it is an event default if the registration statement for the shares of Sunbeam common stock to be issued in the Coleman Merger is not declared effective by January 10, 2000, if Sunbeam fails to complete the Coleman Merger within 25 business days after the related registration statement is declared effective by the SEC, or if Sunbeam has to pay more than $87,500 (excluding expenses) in cash to complete the Coleman Merger (including any payments made with respect to appraisal rights). If an event of default occurs under the Sunbeam Credit Facility or Sunbeam is unable to obtain a waiver or amendment of certain financial covenants

                                     S2PII-7

                           THE COLEMAN COMPANY, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                   (UNAUDITED)

after April 10, 2000, the Company may be required to reduce, delay or cancel capital or other expenditures and/or seek loans or capital contributions from, or sell assets or capital stock to, lending institutions and/or other third parties or affiliates. The Sunbeam Credit Facility also requires Sunbeam to prepay term loans under the Sunbeam Credit Facility on December 31, 1999 to the extent that cash on hand in Sunbeam's concentration accounts plus the aggregate amount of unused revolving loan commitments on that date exceeds $125,000 but Sunbeam is not required to prepay more than $69,300 in the aggregate as a result of the provision.

5. RESTRUCTURING CHARGES (DOLLARS IN MILLIONS)

     The Company reviews the adequacy of its restructuring reserves and adjusts the reserves as the various activities are completed or additional information becomes available which allows the Company to refine its estimates. The Company decreased its restructuring reserves by $0.1 during the nine months ended September 30, 1999 and increased its restructuring reserves by $6.7 during the nine months ended September 30, 1998 as a result of these reviews. In addition, during the nine months ended September 30, 1998, the Company recorded additional restructuring charges totaling $10.4 which included, (i) $9.0 of severance benefits related to approximately 104 employees whose employment with the Company was terminated following the acquisition of the Company by Sunbeam, (ii) $1.1 of severance benefits for approximately 110 employees at the Company's manufacturing facility in Cedar City, Utah which was closed during June 1998,
(iii) recognition of a net gain of $0.1 related to the disposition of the Company's manufacturing facility in Cedar City, Utah, and (iv) $0.4 of exit costs related to closing an operation in Europe.

     The following tables provide an analysis of the changes in the Company's restructuring reserves since December 31, 1998. For a detailed description of the Company's restructuring activities, see Note 3 to the consolidated financial statements included in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998.

     INTEGRATION OF CAMPING GAZ AND COLEMAN

                                             Balance at      (Credits)                                 Balance at
                                            December 31,        to          Cash         Non-Cash     September 30,
                                                 1998         Income     Reductions     Reductions         1999
                                            ------------     ---------   ----------     ----------    -------------
Charges included in cost of sales:
   Write-down of inventory................     $    .4         $ --       $   --         $     .4        $  --
                                               -------         ------     --------       --------        -------
       Total included in cost of sales....          .4           --           --               .4           --
                                               -------         ------     --------       --------        -------

Charges included in restructuring:
   Write-downs:
     Fixed assets held for disposal,
       not in use.........................         7.5           --           --               .7            6.8
     Other assets.........................          .2           --           --               .2           --
                                               -------         ------     --------       --------        -------
       ...................................         7.7           --           --               .9            6.8
                                               -------         ------     --------       --------        -------

                                     S2PII-8

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                   (UNAUDITED)

   Restructuring accruals:
     Employee severance pay and
        fringes...........................          .1           --           --             --               .1
     Other exit activity costs, primarily
       sales agent termination costs
       and claims brought by
       terminated employees...............          .7           (.2)           .1             .3             .1
                                               -------         -----      --------       --------        -------
                                                    .8           (.2)           .1             .3             .2
                                               -------         -----      --------       --------        -------
       Totals included in restructuring...         8.5           (.2)           .1            1.2            7.0
                                               -------         -----      --------       --------        -------

Totals ..................................      $   8.9         $ (.2)     $     .1       $    1.6        $   7.0
                                               =======         =====      ========       ========        =======

     The reserves remaining at September 30, 1999 principally relate to the write down of a vacated warehouse and an accrual for claims brought by foreign employees terminated as part of the restructuring plan. The timing of the resolution of the claims brought by foreign employees will vary depending upon local practices. The Company continues to assess the propriety of the carrying value of the related balances and make adjustments to the recorded amounts as appropriate given current facts and circumstances.

     EXIT LOW-MARGIN PRODUCT LINES

                                                                     Charges
                                                  Balance at        (Credits)                        Balance at
                                                 December 31,          to           Non-Cash        September 30,
                                                     1998            Income        Reductions            1999
                                               ----------------    ----------      ----------       -----------

Charges included in cost of sales:
   Write-down of inventory......................   $      .4       $     .1         $     .5           $ --
                                                   ---------       --------         --------           ------
     Total included in cost of sales............          .4             .1               .5             --
                                                   ---------       --------         --------           ------

Charges included in restructuring:
   Write-downs:
     Fixed assets held for disposal,
       not in use...............................          .1            (.1)           --                --
                                                   ---------       --------         -------            ------
                                                          .1            (.1)           --                --
                                                   ---------       --------         -------            ------
   Restructuring accruals:
     Other exit activity costs, primarily
       product buyback costs....................          .6           --                 .6             --
                                                   ---------       --------         --------           ------
                                                          .6           --                 .6             --
                                                   ---------       --------         --------           ------
       Totals included in restructuring.........          .7            (.1)              .6             --
                                                   ---------       --------         --------           ------

Totals ........................................    $     1.1       $     --         $    1.1           $   --
                                                   =========       ========         ========           ======

                                     S2PII-9

                  THE COLEMAN COMPANY, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                   (UNAUDITED)

     CLOSE AND RELOCATE CERTAIN ADMINISTRATIVE AND SALES OFFICES


                                                  Balance at         Charges                         Balance at
                                                 December 31,          to             Cash          September 30,
                                                     1998            Income        Reductions            1999
                                               ----------------    ----------      ----------       -----------
Restructuring accruals:
   Employee severance pay and fringes...........   $     3.4       $      .2        $     .5           $  3.1
                                                   ---------       ---------        --------           ------

Totals ........................................    $     3.4       $      .2        $     .5           $  3.1
                                                   =========       =========        ========           ======

     The unpaid severance costs at September 30, 1999 principally relate to claims brought by employees terminated as part of the restructuring plan. The timing of the resolution of the claims brought by the terminated employees will vary depending upon local practices. The Company continues to assess the propriety of the carrying value of the related balances and make adjustments to the recorded amounts as appropriate given current facts and circumstances.

     CLOSE FACILITIES

                                                  Balance at        (Credits)                        Balance at
                                                 December 31,          to             Cash          September 30,
                                                     1998            Income        Reductions            1999
                                               ----------------    ----------      ----------       -----------
Charges included in restructuring:
   Write-downs:
     Fixed assets held for disposal,
       not in use...............................   $      .2       $    --          $  --              $   .2
                                                   ---------       ---------        -------            ------
                                                          .2            --             --                  .2
                                                   ---------       ---------        -------            ------
   Restructuring accruals:
     Employee severance pay and fringes.........         1.3              (.1)            .7               .5
     Other exit activity costs,
       primarily lease termination costs........          .6            --                .4               .2
                                                   ---------       ---------        --------           ------
                                                         1.9              (.1)           1.1               .7
                                                   ---------       ----------       --------           ------
       Totals included in restructuring.........         2.1              (.1)           1.1               .9
                                                   ---------       ----------       --------           ------

Totals ........................................    $     2.1       $      (.1)      $    1.1           $   .9
                                                   =========       ==========       ========           ======

     During the nine months ended September 30, 1999, of those employees expected to be terminated, 13 employees left the Company and 5 employees remain to be terminated. Remaining termination costs are expected to be paid by December 31, 2000 in accordance with the long-term severance arrangements. The fixed assets held for disposal at September 30, 1999, will be disposed of during 1999. The remaining reserve balance for other exit activity costs at September 30, 1999, principally relates to leases with fixed terms running through 2001.

                                    S2PII-10

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                   (UNAUDITED)

     EMPLOYEE TERMINATION AND SEVERANCE

                                                  Balance at                       Balance at
                                                 December 31,         Cash        September 30,
                                                        1998       Reductions          1999
                                                  ----------       ----------     -----------
Charges included in restructuring:
   Restructuring accruals:
     Employee severance pay and fringes.........   $     3.4       $       2.4      $    1.0
                                                   ---------       -----------      --------

Totals ........................................    $     3.4       $       2.4      $    1.0
                                                   =========       ===========      ========

     During the nine months ended September 30, 1999, of those employees expected to be terminated, 4 employees left the Company and 4 employees remain to be terminated. The 4 remaining employees are expected to be terminated by March 31, 2000. Remaining termination costs are expected to be paid by December 31, 2000, and no additional charges are anticipated in future periods related to this issue.

6. OTHER CHARGES

     During the first nine months of 1998, the Company recorded other charges totaling $13,357 ($12,931 in the first quarter of 1998 and $426 in the second quarter of 1998) which consisted of (i) $7,242 of costs associated with the acquisition of the Company by Sunbeam including advisory fees, (ii) $3,890 of charges associated with abandoning a company-wide enterprise resource computer software system, and (iii) $2,225 of costs associated with terminating a licensing services agreement with an affiliate of Coleman (Parent) Holdings, Inc., the then indirect parent company of Coleman Worldwide. These costs were recorded in selling, general and administrative expenses.

7. COMPREHENSIVE INCOME

     The components of the Company's comprehensive income (loss) are as follows:

                                                                    Three Months                Nine Months
                                                                 Ended September 30,         Ended September 30,
                                                              ------------------------    -------------------------
                                                                  1999         1998          1999          1998
                                                              ------------   ---------    -----------  ------------
Net earnings (loss)........................................   $     22,253   $  (7,008)   $    62,189  $    (20,863)
Foreign currency translation adjustment, net of tax........          1,219      10,154        (13,268)        6,351
Minimum pension liability adjustment, net of tax...........           --          (168)          --            (505)
                                                              ------------   ---------    -----------  ------------
Comprehensive income (loss)................................   $     23,472   $   2,978    $    48,921  $    (15,017)
                                                              ============   =========    ===========  ============


8. PREFERRED STOCK

     On July 12, 1999, Coleman Worldwide acquired 3,000,000 shares of a newly created series of Coleman voting preferred stock for an aggregate purchase price of approximately $31,061. These shares, together with the shares of Coleman common stock owned by Coleman Worldwide, enable

                                    S2PII-11

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                   (UNAUDITED)

Coleman Worldwide to exercise 80.01% of the total voting power of Coleman's outstanding capital stock as of November 17, 1999. Coleman created these shares of preferred stock and Coleman Worldwide acquired them in order to enable Coleman and Sunbeam to file consolidated federal income tax returns and, in certain jurisdictions, consolidated state income tax returns prior to the consummation of the Coleman Merger. The issue price per share of the voting preferred stock was equal to 110% of the average closing price per share of common stock of Coleman over the five trading days prior to the date of issuance of the voting preferred stock. Except for as required by law, the holders of the voting preferred stock vote as a single class with the holders of the Coleman common stock on all matters submitted to a vote of the holders of Coleman common stock, with each share of voting preferred stock and each share of Coleman common stock having one vote. The voting preferred stock has an annual dividend equal to 7% of $10.35 per share, the issue price of the voting preferred stock, which accrues but will not be paid in cash unless a liquidation occurs or certain transactions are consummated as described below. At September 30, 1999, the accrued and unpaid dividends amounted to $483. In addition, the voting preferred stock will participate ratably with the Coleman common stock in all other dividends and distributions (other than liquidating distributions) made by Coleman to the holders of its common stock. The voting preferred stock will participate with the Coleman common stock in any merger, consolidation, or any other transaction (other than a merger of a wholly owned subsidiary of Sunbeam with Coleman, including the Coleman Merger) and will receive on a per share basis the same type and amount of consideration as the Coleman common stock. Upon liquidation of the Company: (1) the holders of the voting preferred stock would receive a preferential distribution equal to $10.35 per share, plus accrued and unpaid dividends, (2) next, the holders of the Coleman common stock would receive an amount equal to $10.35 per share, and (3) any assets remaining after such distributions would be shared by the holders of the voting preferred stock and the Coleman common stock on a share for share basis. In connection with the issuance of the shares of preferred stock, Coleman entered into a tax sharing agreement with Sunbeam pursuant to which Coleman will pay to Sunbeam amounts equal to the federal and state income taxes that would have been payable by Coleman had Coleman not been included in the consolidated income tax return of Sunbeam. The terms of the voting preferred stock, their issue price and the terms of the tax sharing agreement were approved on Coleman's behalf by Coleman's sole independent director. The net proceeds from the issuance of the shares by Coleman of its voting preferred stock to Coleman Worldwide were used by Coleman to make a partial repayment of loans outstanding from Sunbeam under the Intercompany Note.

9. BASIC AND DILUTED EARNINGS PER COMMON SHARE

     Basic earnings per share is computed by dividing net earnings (loss) available to common shareholders (the numerator) by the weighted average number of common shares outstanding (the denominator). The computation of diluted earnings per share is similar to the computation of basic earnings per share except the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued. The numerator in calculating both basic and diluted earnings per share is earnings (loss) less participating preferred stock dividends of $483 and participating preferred stock allocated earnings of $983 for both the three month and nine month periods ended September 30, 1999. The participating preferred stock allocated earnings amount is computed by using the "two class" method as described in Statement of Financial Accounting Standards ("SFAS") No. 128, "Earning per

                                    S2PII-12

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                   (UNAUDITED)

Share" due to the fact that the participating preferred stock is not convertible into a class of common stock. Diluted earnings per share for the three month and nine month periods ended September 30, 1999 is based only on the weighted average number of common shares outstanding during the three month and nine month periods ended September 30, 1999 because there were no dilutive common share equivalents. Stock options to purchase 923,670 shares of common stock were outstanding at September 30, 1999 but were not included in the computation of common share equivalents because the option exercise price was greater than the average market price of Coleman's common stock during each of the respective periods. Diluted earnings per share for the three month period ended September 30, 1998 is based only on the weighted average number of common shares outstanding during the three month period ended September 30, 1998 because there were no dilutive common share equivalents. Diluted earnings per share for the nine month period ended September 30, 1998 is based only on the weighted average number of common shares outstanding during the nine month period ended September 30, 1998 as the inclusion of 769,601 common share equivalents would have been antidilutive.

10. RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133". The provisions of SFAS No. 133 will now be effective for the Company's fiscal year beginning January 1, 2001. Earlier application of the provisions of SFAS No. 133 is encouraged; however, the Company has not determined if it will apply the provisions of SFAS No. 133 prior to January 1, 2001, nor has the Company estimated the impact of applying the provisions of SFAS No. 133 on the Company's statement of financial position or on the statement of operations.

                                    S2PII-13

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                   (UNAUDITED)

11. SEGMENT INFORMATION

     For detailed information regarding the Company's reportable segments, see
Note 19 to the consolidated financial statements included in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998.

INFORMATION ABOUT SEGMENT REVENUES, PROFITS AND ASSETS

                                            Outdoor                                              All
                                          Recreation   Powermate     Eastpak    International    Other      Total
                                          ----------  ----------   ----------   ------------   --------   ---------
Three Months Ended September 30, 1999:
   Revenues from external customers....   $  113,308  $    80,747  $   16,492   $    121,423   $  3,931   $ 335,901
   Intersegment revenues................      10,278       15,333      14,978            101       --        40,690
   Segment profit (loss)................      18,834       13,221      (2,165)        13,431      1,122      44,443

Three Months Ended September 30, 1998:
   Revenues from external customers.....      76,528       55,703      14,554         87,713     10,826     245,324
   Intersegment revenues................      15,920        1,839       7,572             12       --        25,343
   Segment profit (loss)................         676        2,024      (1,829)         2,996       (169)      3,698

Nine Months Ended September 30, 1999:
   Revenues from external customers.....     370,856      218,741      35,377        384,723      7,819   1,017,516
   Intersegment revenues................      52,888       29,297      38,669            163       --       121,017
   Segment profit (loss)................      61,667       36,654      (5,194)        38,164       (283)    131,008

Nine Months Ended September 30, 1998:
   Revenues from external customers.....     282,663      152,755      40,919        293,323     46,570     816,230
   Intersegment revenues................      68,421        3,404      26,756            124       --        98,705
   Segment profit (loss)................      14,351        8,070      (3,149)        23,174      3,658      46,104

Segment Assets:
   September 30, 1999...................     236,318      149,288     100,417        371,484      4,641     862,148
   September 30, 1998...................     229,593      139,679      98,960        335,058     17,046     820,336


                                    S2PII-14

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                        (IN THOUSANDS, EXCEPT SHARE DATA)
                                   (UNAUDITED)

RECONCILIATION OF SELECTED SEGMENT INFORMATION TO THE COMPANY'S CONSOLIDATED TOTALS

                                                                   Three Months                Nine Months
                                                                Ended September 30,         Ended September 30,
                                                            -------------------------  ----------------------------
                                                                1999          1998          1999           1998
                                                            ------------  -----------  --------------  ------------
REVENUES:
    Total revenues for reportable segments................  $    372,660  $   259,841  $    1,130,714  $    868,365
    Other revenues........................................         3,931       10,826           7,819        46,570
    Elimination of intersegment revenues..................       (40,690)     (25,343)       (121,017)      (98,705)
                                                            ------------  -----------  --------------  ------------
       Total consolidated revenues........................  $    335,901  $   245,324  $    1,017,516  $    816,230
                                                            ============  ===========  ==============  ============

PROFIT OR LOSS:
    Total segment profit..................................  $     44,443  $     3,698  $      131,008  $     46,104
    Unallocated items:
       Corporate expenses.................................        (3,497)      (4,341)         (6,731)      (22,550)
       Corporate restructuring credit (charge)............          --             59            --          (3,581)
       Interest expense, net..............................        (3,961)      (8,480)        (16,406)      (26,403)
       Amortization of goodwill
          and deferred charges............................        (2,250)      (2,646)         (7,189)       (8,313)
       Gain on sale of business...........................          --            408            --          25,098
       Other income (expense), net........................         2,793        1,511           2,721           (33)
                                                            ------------  -----------  --------------  ------------
          Earnings before income taxes, minority
            interest and extraordinary item...............  $     37,528  $    (9,791) $      103,403  $     10,322
                                                            ============  ===========  ==============  ============

                                    S2PII-15

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the condensed consolidated financial statements and the related footnotes included elsewhere in this quarterly report on Form 10-Q, as well as the consolidated financial statements and related notes, and management's discussion and analysis of financial condition and results of operations in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998.

RESULTS OF OPERATIONS

RESTRUCTURING CHARGES

     The Company reviews the adequacy of its restructuring reserves and adjusts the reserves as the various activities are completed or additional information becomes available which allows the Company to refine its estimates. The Company decreased the restructuring reserves by $0.1 million during the nine months ended September 30, 1999 and increased the restructuring reserves by $6.7 million during the nine months ended September 30, 1999 as a result of these reviews. In addition, during the nine months ended September 30, 1998, the Company recorded additional restructuring charges totaling $10.4 million which included, (i) $9.0 million of severance benefits related to approximately 104 employees whose employment with the Company was terminated following the Sunbeam Acquisition, (ii) $1.1 million of severance benefits for approximately 110 employees at the Company's manufacturing facility in Cedar City, Utah which was closed during June 1998, (iii) recognition of a net gain of $0.1 million related to the disposition of the Company's manufacturing facility in Cedar City, Utah, and (iv) $0.4 million of exit costs related to closing an operation in Europe.

     The following tables (dollars in millions) provide an analysis of the changes in the Company's restructuring reserves since December 31, 1998. For a detailed description of the Company's restructuring activities see Note 3 to the consolidated financial statements included in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998.

     INTEGRATION OF CAMPING GAZ AND COLEMAN


                                             Balance at      (Credits)                                 Balance at
                                            December 31,        to          Cash         Non-Cash     September 30,
                                                 1998         Income     Reductions     Reductions         1999
                                            ------------     --------    ----------     ----------    ------------
Charges included in cost of sales:
   Write-down of inventory................     $    .4         $ --       $   --         $     .4        $  --
                                               -------         ------     --------       --------        -------
       Total included in cost of sales....          .4           --           --               .4           --
                                               -------         ------     --------       --------        -------

Charges included in restructuring:
   Write-downs:
     Fixed assets held for disposal,
       not in use.........................         7.5           --           --               .7            6.8
     Other assets.........................          .2           --           --               .2           --
       ...................................     -------         ------     --------       --------        -------
                                                   7.7           --           --               .9            6.8
                                               -------         ------     --------       --------        -------

                                    S2PII-16

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES


   Restructuring accruals:
     Employee severance pay and
        fringes...........................          .1           --           --             --               .1
     Other exit activity costs, primarily
       sales agent termination costs
       and claims brought by
       terminated employees...............          .7           (.2)           .1             .3             .1
                                               -------         -----      --------       --------        -------
                                                    .8           (.2)           .1             .3             .2
                                               -------         -----      --------       --------        -------
       Totals included in restructuring...         8.5           (.2)           .1            1.2            7.0
                                               -------         -----      --------       --------        -------
Totals ...................................     $   8.9         $ (.2)     $     .1       $    1.6        $   7.0
                                               =======         =====      ========       ========        =======

     The reserves remaining at September 30, 1999 principally relate to the write down of a vacated warehouse and an accrual for claims brought by foreign employees terminated as part of the restructuring plan. The timing of the resolution of the claims brought by foreign employees will vary depending upon local practices. The Company continues to assess the propriety of the carrying value of the related balances and make adjustments to the recorded amounts as appropriate given current facts and circumstances.

     EXIT LOW-MARGIN PRODUCT LINES

                                                                   Charges
                                                  Balance at      (Credits)                          Balance at
                                                 December 31,        to             Non-Cash        September 30,
                                                     1998          Income          Reductions           1999
                                                 ------------     --------         ----------       -------------
Charges included in cost of sales:
   Write-down of inventory......................   $      .4       $     .1         $     .5           $ --
                                                   ---------       --------         --------           ------
     Total included in cost of sales............          .4             .1               .5             --
                                                   ---------       --------         --------           ------

Charges included in restructuring:
   Write-downs:
     Fixed assets held for disposal,
       not in use...............................          .1            (.1)           --                --
                                                   ---------       --------         -------            ------
                                                          .1            (.1)           --                --
                                                   ---------       --------         -------            ------
   Restructuring accruals:
     Other exit activity costs, primarily
       product buyback costs....................          .6           --                 .6             --
                                                   ---------       --------         --------           ------
                                                          .6           --                 .6             --
                                                   ---------       --------         --------           ------
       Totals included in restructuring.........          .7            (.1)              .6             --
                                                   ---------       --------         --------           ------
Totals .........................................   $     1.1       $     --         $    1.1           $ --
                                                   =========       ========         ========           ======

                                    S2PII-17

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES

         CLOSE AND RELOCATE CERTAIN ADMINISTRATIVE AND SALES OFFICES


                                                  Balance at       Charges                         Balance at
                                                 December 31,        to             Cash          September 30,
                                                     1998          Income        Reductions            1999
                                                 ------------     --------       ----------       ------------
Restructuring accruals:
   Employee severance pay and fringes..........     $   3.4        $  .2          $  .5              $  3.1
                                                    -------        -----          -----              ------

Totals ........................................     $   3.4        $  .2          $  .5              $  3.1
                                                    =======        =====          =====              ======

     The unpaid severance costs at September 30, 1999 principally relate to claims brought by employees terminated as part of the restructuring plan. The timing of the resolution of the claims brought by the terminated employees will vary depending upon local practices. The Company continues to assess the propriety of the carrying value of the related balances and make adjustments to the recorded amounts as appropriate given current facts and circumstances.

         CLOSE FACILITIES


                                                  Balance at      (Credits)                        Balance at
                                                 December 31,        to             Cash          September 30,
                                                     1998          Income        Reductions            1999
                                                 ------------     ---------      ----------       ------------
Charges included in restructuring:
   Write-downs:
     Fixed assets held for disposal,
       not in use...............................    $    .2        $  --          $  --              $   .2
                                                    -------        -----          -----              ------
                                                         .2          --              --                  .2
                                                    -------        -----          -----              ------
   Restructuring accruals:
     Employee severance pay and fringes.........        1.3          (.1)            .7                  .5
     Other exit activity costs,
       primarily lease termination costs........         .6           --             .4                  .2
                                                    -------        -----          -----              ------
                                                        1.9          (.1)           1.1                  .7
                                                    -------        -----          -----              ------
       Totals included in restructuring.........        2.1          (.1)           1.1                  .9
                                                    -------        -----          -----              ------

Totals .........................................    $   2.1        $ (.1)         $ 1.1              $   .9
                                                    =======        =====          =====              ======

                                    S2PII-18

     During the nine months ended September 30, 1999, of those employees expected to be terminated, 13 employees left the Company and 5 employees remain to be terminated. Remaining termination costs are expected to be paid by December 31, 2000 in accordance with the long-term severance arrangements. The fixed assets held for disposal at September 30, 1999, will be disposed of during 1999. The remaining reserve balance for other exit activity costs at September 30, 1999, principally relates to leases with fixed terms running through 2001.

     EMPLOYEE TERMINATION AND SEVERANCE


                                                  Balance at                         Balance at
                                                 December 31,         Cash          September 30,
                                                     1998           Reductions          1999
                                                 ------------       ----------      -------------
Charges included in restructuring:
   Restructuring accruals:
     Employee severance pay and fringes.........    $   3.4          $   2.4         $  1.0
                                                    -------          -------         ------

Totals .........................................    $   3.4          $   2.4         $  1.0
                                                    =======          =======         ======

                                    S2PII-19

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES

     During the nine months ended September 30, 1999, of those employees expected to be terminated, 4 employees left the Company and 4 employees remain to be terminated. The 4 remaining employees are expected to be terminated by March 31, 2000. Remaining termination costs are expected to be paid by December 31, 2000, and no additional charges are anticipated in future periods related to this issue.

OTHER CHARGES

     During the first nine months of 1998, the Company recorded other charges totaling $13.4 million ($12.9 million in the first quarter and $0.5 million in the second quarter) which consisted of (i) $7.3 million of costs associated with the Sunbeam Acquisition, (ii) $3.9 million of charges associated with abandoning a company-wide enterprise resource computer software system, and (iii) $2.2 million of costs associated with terminating a licensing services agreement with an affiliate of Coleman (Parent) Holdings, Inc., the then indirect parent company of Coleman Worldwide. These costs were recorded in selling, general and administrative ("SG&A") expenses.

THREE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 1998

     Net revenues of $335.9 million for the three months ended September 30, 1999 were $90.6 million, or 36.9%, greater than for the three months ended September 30, 1998. The outdoor recreation products revenues, reflecting both United States and foreign non-hardware products, increased $52.8 million. Revenues for the 1999 period include $12.1 million of revenues from sales of Sunbeam grills and other Sunbeam appliances which Coleman began selling primarily in Europe and Canada in late 1998 and early 1999, respectively. In addition, revenues for the 1998 period include $8.5 million of revenues from sales of the Company's spa related products, a business which was sold during 1998. Adjusting revenues for the 1999 period to exclude the Sunbeam product revenues and adjusting the 1998 period to exclude the spa related product revenues results in comparable outdoor recreation 1999 period products revenues increasing $49.2 million, or 28.2%, over 1998 period revenues. This increase occurred in nearly all product categories, primarily reflecting strong retail replenishment demand and what the Company believes is heightened consumer sensitivity to the need for emergency preparedness, including Year 2000 considerations. The hardware products revenues increase of $37.8 million includes $6.7 million of revenues from sales of Sunbeam's First Alert products which Coleman began selling internationally, primarily in Europe, in late 1998. Excluding the revenues from these First Alert products, the hardware products revenues reflected an increase of $31.1 million, or 49.9%, over comparable 1998 revenues primarily reflecting an increase in generator sales attributable to what the Company believes is heightened consumer sensitivity to the need for emergency preparedness, including power shortages arising from poor weather conditions and Year 2000 considerations. Geographically, United States revenues increased $59.6 million, or 38.5%, and foreign revenues increased $31.0 million, or 34.3%, over the 1998 period revenues. The United States revenues for the 1998 period include revenues from the Company's spa business which was sold during 1998. Excluding these revenues from the 1998 period, United States revenues in 1999 reflected an increase of $68.1 million, or 46.6%, over the 1998 period revenues. Excluding the Sunbeam product revenues from the foreign revenues in the 1999 period, foreign revenues in 1999 reflected an increase of $12.2 million, or 13.5%, over the 1998 period revenues.


                                    S2PII-20

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES

     Gross profit for the three months ended September 30, 1999 was $112.8 million as compared to $65.5 million for the three months ended September 30, 1998. Higher sales volume and favorable manufacturing efficiencies resulting from higher production levels associated with the higher sales volume in the 1999 period accounted for primarily all of the increase in gross profit. Although the Company has experienced improved gross margins in 1999, the Company continues to rationalize its international production capabilities. The Company is evaluating the elimination of at least one international manufacturing facility and expects to complete that evaluation by December 31, 1999.

     SG&A expenses were $72.0 million for the three months ended September 30, 1999 compared to $59.5 million for the 1998 period. The overall dollar increase in SG&A expenses is primarily due to increased selling costs associated with the increase in 1999 sales partially offset by the reduction in SG&A expenses associated with the Company's spa business which was sold during 1998 and whose total SG&A expenses during the third quarter of 1998 were $1.3 million. SG&A expenses as a percent of net revenues decreased to 21.4% in 1999 from 24.2% in 1998 as revenues grew faster than SG&A expenses.

     Interest expense was $4.0 million for the three months ended September 30, 1999 compared with $8.5 million in the 1998 period, a decrease of $4.5 million. Approximately 34% of this decrease is attributable to lower borrowings with the balance of the decrease primarily attributable to a reduction in the interest rate on amounts borrowed from Sunbeam as a result of the amendment to the intercompany note between Sunbeam and Coleman (See "--Liquidity and Capital Resources").

     Minority interest represents the interest of minority shareholders in the Company's subsidiary operations in the Philippines, Indonesia, and Canada.

     The Company recorded a provision for income tax expense of $14.4 million or 38.5% of pre-tax earnings in 1999 compared to a provision for income tax benefit of $2.9 million or 29.4% of pretax earnings in 1998. The 1998 income tax benefit was negatively impacted by nondeductible items.

NINE MONTHS ENDED SEPTEMBER 30, 1999 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1998

     Net revenues of $1,017.5 million for the nine months ended September 30, 1999 were $201.3 million, or 24.7%, greater than for the nine months ended September 30, 1998. The outdoor recreation products revenues, reflecting both United States and foreign non-hardware products, increased $114.6 million. Revenues for the 1999 period include $31.3 million of revenues from sales of Sunbeam grills and other Sunbeam appliances which Coleman began selling primarily in Europe and Canada in late 1998 and early 1999, respectively. In addition, revenues for the 1998 period include $22.0 million of revenues from sales of the Company's spa related products, a business which was sold during 1998. Adjusting revenues for the 1999 period to exclude the Sunbeam product revenues and adjusting the 1998 period to exclude the spa related product revenues results in comparable outdoor recreation products 1999 period revenues increasing $105.3 million, or 17.2%, over 1998 period revenues. This increase occurred in nearly all product categories, primarily reflecting strong retail replenishment demand and what the Company believes is heightened consumer sensitivity to emergency preparedness, including Year 2000 considerations. The Company experienced unusually weak retail replenishment demand in the first half of 1998. The hardware products revenues increase of $86.7 million includes $19.8 million of revenues from sales of

                                    S2PII-21

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES

Sunbeam's First Alert products which Coleman began selling internationally, primarily in Europe, in late 1998. In addition, revenues for the 1998 period include $16.3 million of revenues from the Company's safety and security business which was sold in March 1998. Excluding the revenues from these First Alert products and the safety and security business products, the hardware products revenues reflected an increase of $83.2 million, or 50.6%, over comparable 1998 revenues primarily reflecting an increase in generator sales attributable to what the Company believes is heightened consumer sensitivity to the need for emergency preparedness, including power shortages arising from poor weather conditions and Year 2000 considerations. Geographically, United States revenues increased $122.0 million, or 23.9%, and foreign revenues increased $79.3 million, or 25.9%, over the 1998 period revenues. The United States revenues for the 1998 period includes revenues from the Company's safety and security business and spa business, both of which were sold during 1998. Excluding these revenues from the 1998 period, United States revenues in 1999 reflected an increase of $160.3 million or 34.0%, over the 1998 period revenues. Excluding the Sunbeam product revenues from the foreign revenues in the 1999 period, foreign revenues in 1999 reflected an increase of $28.2 million, or 9.2%, over the 1998 period revenues.

     Gross profit for the nine months ended September 30, 1999 was $325.8 million as compared to $229.0 million for the nine months ended September 30, 1998. Higher sales volume and favorable manufacturing efficiencies resulting from higher production levels associated with the higher sales volume in the 1999 period accounted for primarily all of the increase in gross profit.

     SG&A expenses, excluding the impact of $13.4 million of other charges in the nine months ended September 30, 1998 as described above, were $201.7 million for the nine months ended September 30, 1999 compared to $178.8 million in the 1998 period. The overall dollar increase in SG&A expenses is primarily due to increased selling costs associated with the increase in 1999 sales partially offset by the reduction in SG&A expenses associated with the Company's safety and security business and spa business, both of which were sold during 1998, and whose total SG&A expenses during the 1998 period were $8.2 million. SG&A expenses as a percent of net revenues decreased to 19.8% in 1999 from 21.9% in 1998 as revenues grew faster than SG&A expenses.

     Interest expense was $16.4 million for the nine months ended September 30, 1999 compared with $26.4 million in the 1998 period, a decrease of $10.0 million. Approximately 48% of this decrease is attributable to lower borrowings with the balance of the decrease primarily attributable to a reduction in the interest rate on amounts borrowed from Sunbeam as a result of the amendment to the intercompany note between Sunbeam and Coleman (See "--Liquidity and Capital Resources").

     Minority interest represents the interest of minority shareholders in the Company's subsidiary operations in the Philippines, Indonesia, and Canada.

     The Company recorded a provision for income tax expense of $39.8 million or 38.5% of pre-tax earnings in 1999 compared to a provision for income tax expense of $13.3 million in 1998. The 1999 income tax provision reflects $1.2 million of tax expense due to the impact of decreased foreign tax rates on deferred tax assets. Excluding this item, the 1999 effective income tax rate would have been approximately 37.3%. The 1998 income tax provision reflects, among other things,
(i) the write-off of approximately $5.5 million deferred tax assets that became unrealizable as a result of the Sunbeam Acquisition, (ii) $0.4 million of tax expense due to the impact of decreased foreign tax rates on deferred tax assets, and (iii) the impact of $7.2 million non-deductible costs associated

                                    S2PII-22

                  THE COLEMAN COMPANY, INC. AND SUBSIDIARIES

with the Sunbeam Acquisition. Excluding these items, the 1998 effective income tax rate would have been approximately 42.0% which is higher than the statutory Federal income tax rate primarily because of state income taxes, nondeductible amortization and foreign operations.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's operating activities provided $57.9 million and $10.9 million of cash during the nine months ended September 30, 1999 and 1998, respectively. Cash provided by operating activities increased in the 1999 period over the 1998 period due to higher earnings after giving effect to non-cash items offset in part by higher working capital needs during the 1999 period. Receivables, inventories and accounts payables increased $89.6 million, $16.3 million and $19.7 million, respectively, in the nine months ended September 30, 1999 as compared to a $13.0 million increase in receivables and a $16.1 million and $18.5 million decrease in inventories and account payables, respectively, in the nine months ended September 30, 1998. The overall net increase in receivables, inventories and accounts payables in 1999 as compared to 1998 is largely due to a higher level of business activity in 1999. The Company may also increase inventory during the fourth quarter of 1999 as a contingency against supply disruption from suppliers for Year 2000 issues. The Company's capital expenditures were $19.6 million and $16.6 million in the nine months ended September 30, 1999 and 1998, respectively. Capital expenditures for the nine months ended September 30, 1999 includes approximately $4.6 million of capitalized costs incurred to address Year 2000 issues.

     On July 12, 1999, Coleman Worldwide acquired 3,000,000 shares of a newly created series of Coleman voting preferred stock for an aggregate purchase price of approximately $31.1 million. These shares, together with the shares of Coleman common stock owned by Coleman Worldwide, enable Coleman Worldwide to exercise 80.01% of the total voting power of Coleman's outstanding capital stock as of November 17, 1999. Coleman created these shares of preferred stock and Coleman Worldwide acquired them in order to enable Coleman and Sunbeam to file consolidated federal income tax returns and, in certain jurisdictions, consolidated state income tax returns prior to the consummation of the Coleman Merger. In connection with the issuance of the shares of preferred stock, Coleman entered into a tax sharing agreement with Sunbeam pursuant to which Coleman will pay to Sunbeam amounts equal to the federal and state income taxes that would have been payable by Coleman had Coleman not been included in the consolidated income tax return of Sunbeam. The net proceeds from the issuance of the shares by Coleman of its voting preferred stock to Coleman Worldwide and a portion of the cash provided by operations were used by Coleman to repay a portion of the loans outstanding from Sunbeam under the Intercompany Note. During the nine months ended September 30, 1998, the $45.5 million of proceeds from stock option exercises along with $381.0 million of net borrowings from Sunbeam and the proceeds from the sale of the Company's safety and security business and sales of fixed assets of $98.8 million were used to, among other things, (i) repay the $116.0 million outstanding indebtedness under the Company's then existing credit agreement (ii) redeem the Company's various senior notes at a cost of $383.4 million, and (iii) fund the Company's operating activities and capital expenditures.

     On November 9, 1999, Sunbeam announced a plan to divest Coleman's Eastpak business and certain other non-essential Sunbeam and Coleman assets. Sunbeam said net proceeds from these sales, estimated at $200 million, will be used to primarily pay down Sunbeam debt.

     The Company's uses of cash for 1999 are expected to be primarily for working capital and capital expenditure requirements. The Company's ability to meet its cash operating requirements,

                                    S2PII-23

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES

including capital expenditures and other obligations, is dependent upon a combination of cash flows from operations and loans to the Company from Sunbeam. Sunbeam has informed the Company it has the positive intent and ability to fund the Company's requirements for borrowed funds through April 10, 2000. Prior to April 15, 1999, amounts loaned by Sunbeam to Coleman were represented by a promissory note (the "Old Intercompany Note"), were due on demand and bore interest at a floating rate equivalent to the weighted average interest rate incurred by Sunbeam on its outstanding convertible debt and borrowings under its bank credit facility.

     On April 15, 1999, Coleman, Sunbeam and, as to certain agreements, the lenders under the Sunbeam Credit Facility, amended and restated the Old Intercompany Note (the "Intercompany Note"), entered into intercompany security and pledge agreements, and entered into an amendment to the Sunbeam Credit Facility and certain other agreements (collectively, the "Agreements"). The Intercompany Note is due April 15, 2000. The Intercompany Note bears interest at an annual rate equal to (i) 4% if the three month London Interbank Offering Rate ("LIBOR") quoted on the Telerate system is less than 6%, or (ii) 5% if the three month LIBOR quoted on the Telerate system is 6% or higher, subject to increases during an event of default, and interest will be payable by adding the amount of such interest to the principal balance of the Intercompany Note. In addition, the Intercompany Note provides that an event of default under the Sunbeam Credit Facility will constitute an event of default under the Intercompany Note and that in certain circumstances the payment on the Intercompany Note will be subordinate to Coleman's obligations under the Sunbeam Credit Facility. Pursuant to the Agreements, Coleman has pledged to Sunbeam substantially all of its domestic assets, other than its real property, including 66% of its ownership interest in its direct foreign subsidiaries and domestic holding companies for its foreign subsidiaries and all of its ownership interest in its other direct domestic subsidiaries (but Coleman's subsidiaries have not pledged their assets or stock of their subsidiaries), as security for the Intercompany Note. Sunbeam has pledged the Intercompany Note as security for the Sunbeam Credit Facility and assigned to such lenders the security pledged by Coleman for the Intercompany Note. Coleman also gave the lending banks a direct pledge of the assets securing the Intercompany Note to secure the obligations under the Sunbeam Credit Facility, subject to a cap equal to the balance due from time to time on the Intercompany Note.

     As of September 30, 1999 the amount borrowed by the Company under the Intercompany Note amounted to $303.2 million and the applicable interest rate was 4%. The weighted average interest rate charged by Sunbeam for amounts borrowed under the Old Intercompany Note and the Intercompany Note during the nine months ended September 30, 1999 was 5.3% and the total interest charged by Sunbeam to Coleman was $15.3 million. Sunbeam also charged to Coleman a pro-rata share of amortized debt issuance costs and unused bank credit facility commitment fees totaling $0.3 million. Net amounts advanced from Sunbeam along with the related unpaid interest and other costs are reflected as debt payable to affiliate in the Company's consolidated balance sheet. Coleman is also a borrower under the Sunbeam Credit Facility for purposes of letters of credit issued for its account.

     The Sunbeam Credit Facility provides for aggregate borrowings of up to $1,700.0 million pursuant to (i) a revolving credit facility in an aggregate principal amount of up to $400.0 million (subject to certain reductions) maturing on March 30, 2005, of which $52.5 million may only be used to complete the Coleman Merger, (ii) up to $800.0 million in term loans maturing on March 30, 2005, of which $35.0 million may only be used to complete the Coleman Merger, and (iii) a $500.0 million term loan maturing on September 30, 2006, of which $5.0 million has already been

                                    S2PII-24

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES

repaid through September 30, 1999. At September 30, 1999, Sunbeam had $1,467.5 million of outstanding debt under the Sunbeam Credit Facility and approximately $165.0 million available for borrowing. As a result of Sunbeam's operating losses during 1998, among other things, Sunbeam was not in compliance with the financial covenants and other terms contained in the Sunbeam Credit Facility. In April 1999, Sunbeam and its lenders entered into an amendment to the Sunbeam Credit Facility which amended and added certain financial covenants and other terms and waived compliance with certain other financial covenants and other terms through April 10, 2000. At the end of September 1999, approximately $185.0 million was available to the Company under the Sunbeam Credit Facility either through letters of credit borrowings or loans from Sunbeam. In addition, at the same time, Sunbeam's cash balance available for debt repayment was approximately $24.1 million.

     Borrowings under the Sunbeam Credit Facility are secured by a pledge of the stock of Sunbeam's material subsidiaries, including Coleman, and by a security interest in substantially all of the assets of Sunbeam and its material subsidiaries, other than Coleman and its subsidiaries except as otherwise described herein. Currently, Coleman's inventory and related assets are pledged to secure its obligations for letters of credit issued for its account under the Sunbeam Credit Facility.

     The Sunbeam Credit Facility contains covenants customary for credit facilities of a similar nature, and events of default customary for transactions of this type. The Sunbeam Credit Facility requires the Registration Statement be declared effective by January 10, 2000, and that the Coleman Merger be consummated no more than 25 business days after the Registration Statement is declared effective. Sunbeam has filed the Registration Statement, but is uncertain when the Registration Statement will become effective. However, it is anticipated the Coleman Merger will be completed in the fourth quarter of 1999 or early in the first quarter of 2000. Sunbeam is also required to maximize its subsidiaries' utilization of available foreign credit facilities and Sunbeam's accounts receivable facility and to comply with specified financial covenants and ratios. If an event of default occurs under the Sunbeam Credit Facility or Sunbeam is unable to obtain a waiver or amendment of certain financial covenants after April 10, 2000, the Company may be required to reduce, delay or cancel capital or other expenditures and/or seek loans or capital contributions from, or sell assets or capital stock to, lending institutions and/or other third parties or affiliates. There can be no assurance that any of such transactions could be consummated or if consummated, would be on favorable terms or in amounts sufficient to permit the Company to meets its cash requirements, or that any of such transactions would be permitted under Sunbeam's debt instruments then in effect. See Note 14 to the consolidated financial statements in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998.

     In April 1999, the New York Stock Exchange ("NYSE") advised Coleman that it did not meet the NYSE's continuing listing standards because Coleman did not have tangible net assets of at least $12.0 million at September 30, 1998 and average annual net income of at least $0.6 million for fiscal years 1997, 1996 and 1995. At that time, Coleman requested the NYSE to continue to list the Coleman common stock until completion of the Coleman Merger. The NYSE subsequently advised Coleman that Coleman also failed to satisfy certain non-financial continuing listing standards. On August 5, 1999, the NYSE advised Coleman that the NYSE had revised its continuing listing standards, and that Coleman is in compliance with the revised financial standards. Coleman and the NYSE have agreed upon a program whereby Coleman will correct the deficiencies in its non-financial continuing listing standards by the end of 1999. Coleman is currently complying with such program. If Coleman were to be delisted from the NYSE, it could adversely affect the market price

                                    S2PII-25

                  THE COLEMAN COMPANY, INC. AND SUBSIDIARIES

of Coleman's common stock and Coleman's ability to sell its capital stock to third parties. However, Sunbeam's bank credit facility currently restricts Coleman from taking such actions.

SEASONALITY

     The Company's sales generally are highest in the second quarter of the year and lowest in the fourth quarter. As a result of this seasonality, the Company has generally incurred a loss in the fourth quarter. The Company's sales may be affected by weather conditions, especially during the second and third quarters of the year.

YEAR 2000 READINESS DISCLOSURE

     The Company is preparing for the impact of the Year 2000 on its operations. The Company is being assisted in its review and remediation work by Sunbeam's Year 2000 Program Management Office and consulting firms employed by Sunbeam. The Company has completed an inventory of its hardware and software systems, manufacturing equipment, electronic data interchange, telecommunications and other technical assets potentially subject to Year 2000 problems, such as security systems and controls for lighting, air-conditioning, heating, ventilation and facility access. Additionally, the Company is assessing the effects of noncompliance by its vendors, service providers, customers and financial institutions.

     The Company relies on its information technology functions to perform many tasks that are critical to its operations. Significant transactions that could be impacted by not being ready for any Year 2000 issues include, among others, purchases of materials, production management, order entry and fulfillment, payroll processing, and billing and collections. Systems and applications that were identified by the Company as not currently Year 2000 ready and which are critical to the Company's operations include certain of its financial software systems which process order entry, purchasing, production management, general ledger, accounts receivable, and accounts payable functions, payroll applications, and critical applications in the Company's manufacturing and distribution facilities.

     The Company's corrective work to achieve Year 2000 readiness has included the following: (i) installation of Year 2000 ready JD Edwards software which has been completed in one location; (ii) installation of Year 2000 ready JBA software in another location which has recently been completed; (iii) remediation of software codes for existing programs in another location which has been completed and tested to be Year 2000 ready; and (iv) installation of Year 2000 ready JD Edwards software which is substantially complete in another location.

     The Company has contacted its major vendors and suppliers of products and services to determine their Year 2000 readiness, and is continuing to monitor their status with respect to such plans. This review includes third party providers to whom the Company has outsourced the processing of its cash receipt transactions and its payroll. The Company is currently assessing the vendor responses and will conduct additional reviews, including on-site meetings, if deemed necessary, with any major suppliers who have not indicated their readiness for the Year 2000. The Company has verified that all of the Company's major customers have planned programs to deal with Year 2000 issues and is currently completing the process of contacting its major customers to confirm they are implementing their planned programs to address Year 2000 issues.

     The Company has substantially completed all its Year 2000 corrective work. Coleman's Year 2000 readiness program is ongoing and its ultimate scope, as well as the consideration of

                                    S2PII-26

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES

contingency plans, will continue to be evaluated as new information becomes available. The Company has designed its Year 2000 contingency plan and is in the process of implementing it. The development of the contingency plan included a process whereby the Company's critical information technology and other systems were evaluated for Year 2000 readiness. As a result of this evaluation, the Company does not expect to require additional operational equipment or significant process contingency measures. Although the Company does not currently believe there is significant risk associated with its third party suppliers, the contingency plan includes the continuing evaluation of the readiness of the Company's suppliers and consideration of the Company's inventory requirements to protect against supply disruption. This evaluation process may result in an increase in inventory during the fourth quarter of 1999.

     The Company's Year 2000 program was developed and is monitored with the help of independent consultants. Therefore, with the exception of certain aspects of the Company's Year 2000 readiness program, the Company did not engage another independent third party to verify the program's overall approach or total cost. However, the Company believes that through its use of various external consulting firms which perform significant roles within the Year 2000 program, the Company's exposure in this regard is mitigated. In addition, through the use of external third party diagnostic software packages that are designed to analyze the Year 2000 readiness in the software code of business software programs which the Company has remediated, the Company believes that it has also mitigated its risk by validating and verifying key program components.

     Management believes Coleman's information systems environment will be made Year 2000 ready prior to January 1, 2000. Coleman's failure to timely complete such corrective work could have a material adverse impact on Coleman. With respect to customers and suppliers, the failure of some of these third parties to become Year 2000 ready could also have a material adverse impact on Coleman. For example, the failure of some of Coleman's principal suppliers to have Year 2000 ready internal systems could impact Coleman's ability to manufacture and/or ship its products or to maintain adequate inventory levels for production.

     At this time, Coleman believes that the most likely "worst-case" scenario relating to Year 2000 involves potential disruptions in areas in which the Company's operations must rely on third parties, such as suppliers, whose systems may not work properly after January 1, 2000. While such system failures could either directly or indirectly affect important operations of the Company and its subsidiaries in a significant manner, the Company cannot at present estimate either the likelihood or the potential cost of such failures. Subject to the nature of the goods or services provided to the Company by third parties whose operations are not made ready for Year 2000 issues, the impact on the Company's operations could be material if appropriate contingency plans cannot be developed prior to January 1, 2000.

     As of September 30, 1999, including costs incurred in 1998, the Company had expended approximately $11.3 million to address Year 2000 issues of which approximately $5.7 million was recorded as SG&A expenses and the remainder as capital expenditures. The Company's current assessment of the total costs to address and remedy Year 2000 issues is approximately $14.0 million. This estimate includes the costs of software and hardware modifications and replacements, and fees to third party consultants, but excludes the costs associated with Company employees. There can be no assurance that these current estimates will not change as the Company completes its assessment of the Year 2000 issues. The Company expects these expenditures to be financed through operating cash flows or borrowings, as applicable.

                                    S2PII-27

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES

     Because Year 2000 readiness is critical to the business, the Company has redeployed some resources from non-critical system enhancements to address Year 2000 issues. In addition, due to the importance of information technology systems to the Company's business, management has deferred non-critical systems enhancements as much as possible. The Company does not expect these redeployments and deferrals to have a material impact on the Company's financial condition or results of operations.

CAUTIONARY STATEMENTS

     Certain statements in this Quarterly Report on Form 10-Q may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995, as the same may be amended from time to time (the "Act") and in releases made by the Securities and Exchange Commission ("SEC") from time to time. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the word "believe," "expect," "estimate", "project", "may," "will," "should," "seek," "plan," "scheduled to," "anticipate" or "intend" or the negative of those terms, or other variations of those terms or comparable language, or by discussions of strategy or intentions. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update them. These forward-looking statements were based on various factors and were derived utilizing numerous important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements. These cautionary statements are being made pursuant to the Act, with the intention of obtaining the benefits of the "safe harbor" provisions of the Act. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements with respect to the Company include, but are not limited to risks associated with:

         -   high leverage,

         - Sunbeam having sufficient borrowing capacity or other funds to lend to the Company to satisfy the Company's cash needs,

         - unavailability of sufficient cash flows from operations and borrowings from Sunbeam, and the inability of the Company to secure loans or capital contributions from, or sell assets or capital stock to, lending institutions and/or other third parties or affiliates,

         - Sunbeam's ability to comply with the terms of the Sunbeam Credit Facility, and to continue to have access to its revolving credit facility,

         - the Company's ability to repay the Intercompany Note when due on April 15, 2000 or the Company's ability to refinance the Intercompany Note at acceptable rates with acceptable terms,

         - Coleman's ability to maintain and increase market share for its products at acceptable margins,


                                    S2PII-28

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES

         - Coleman's ability to successfully introduce new products and to provide on-time delivery and a satisfactory level of customer service,

         - changes in domestic and/or foreign laws and regulations, including changes in tax laws, accounting standards, environmental laws, occupational, health and safety laws,

         - access to foreign markets together with foreign economic and political conditions, including currency fluctuations, and trade, monetary, fiscal and/or tax policies,

         - uncertainty as to the effect of competition in existing and potential future lines of business,

         - fluctuations in the cost and/or availability of raw materials and/or products,

         -   changes in the availability and/or costs of labor,

         -   effectiveness of advertising and marketing programs,

         - product quality, including excess warranty costs, product liability expenses and costs of product recalls,

         - weather conditions which can have an unfavorable impact upon sales of certain of Coleman's products,

         - the possibility of a recession in the United States or other countries resulting in a decrease in consumer demands for Coleman's products,

         - changes in consumer preferences or a decrease in the public's interest in camping and related activities,

         - combinations or other actions by retail customers that adversely affect sales or profitability,

         - actions by competitors including business combinations, new product offerings and marketing and promotional activities,

         - failure of Coleman and/or its customers and suppliers of goods or services to timely complete the remediation of computer systems to effectively process Year 2000 information, and

         - Coleman's sourcing of products from international vendors, including the ability to select reliable vendors and avoid delays in shipments.

     Other factors and assumptions not included in the foregoing may cause the Company's actual results to materially differ from those projected. The Company assumes no obligation to update any forward-looking statements or these cautionary statements to reflect actual results or changes in other factors affecting such forward-looking statements.

        QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

QUALITATIVE INFORMATION

     Coleman uses a variety of derivative financial instruments to manage its foreign currency and interest rate exposures. Coleman does not speculate on interest rates or foreign currency rates. Instead, it uses derivatives when implementing its risk management strategies to reduce the possible effects of these exposures. See also Note 12 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K/A for the year ended December 31, 1998.

     The Company's international operations are located primarily in Europe, Japan and Canada, which are not considered to be highly inflationary environments. With respect to foreign currency

                                    S2PII-29

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES

exposures, the Company principally uses forward and option contracts to reduce risks arising from firm commitments, anticipated intercompany sales transactions and intercompany receivable and payable balances. Coleman is most vulnerable to changes in United States dollar/Japanese yen (JPY), United States dollar/Canadian dollar (CAD), United States dollar/German Deutschemark (DM), and United States dollar/British Pound (GBP) exchange rates.

     The Company's interest income and expense are most sensitive to changes in the general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on the Company's cash equivalents and short-term investments as well as interest paid on its debt. To mitigate the impact of fluctuations in U.S. interest rates, the Company maintains a portion of its debt as fixed rate in nature by entering into interest rate swap transactions.

     Coleman manages credit risk related to its derivative instruments through credit approvals, exposure limits, threshold amounts and other monitoring procedures.

QUANTITATIVE INFORMATION

     Set forth below are tabular presentations of certain information related to Coleman's investments in market risk sensitive instruments. All of the instruments set forth in the following tables have been entered into by Coleman for purposes other than trading.

     INTEREST RATE SENSITIVITY. The table below provides information about Coleman's derivative financial instruments and other financial instruments that are sensitive to changes in interest rates, including interest rate swaps and debt obligations.

     For debt obligations, the table presents principal cash flows by expected maturity date and related September 30, 1999 weighted average interest rates. For interest rate swaps, the table presents notional amounts and weighted average interest rates for the contracts at September 30, 1999. Notional amounts are used to calculate the contractual payments to be exchanged under the contracts.


                                                                Expected Maturity Date
                                  Balance     ------------------------------------------------------------
                                    at                                                    There-               Fair
                                  9/30/99     1999    2000     2001      2002     2003    after     Total      Value
                                  -------     ----    ----     ----      ----     ----    -------   ------     -----
                                                                (US$ Equivalent in Millions)
Long-Term Debt:
  Fixed Rate..................    $  0.6     $ 0.1   $ 0.2    $ 0.2    $ 0.1     $ --      $ --     $  0.6     $  0.6
  Average Interest Rate.......       5.10%
Interest Rate Derivatives:
  Interest Rate Swaps:
     Variable to Fixed (US$)..    $ 25.0     $ --    $ --     $ --     $ --      $ 25.0    $ --     $ 25.0     $  0.0
     Average Pay Rate.........       6.12%
     Average Receive Rate.....       5.37%


     EXCHANGE RATE SENSITIVITY. The table below provides information about Coleman's foreign currency derivative financial instruments and other financial instruments, including forward exchange agreements, by functional currency and presents such information in U.S. dollar equivalents. The table summarizes information on instruments and transactions that are sensitive to foreign currency exchange rates, including foreign currency variable rate credit lines, foreign

                                    S2PII-30

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES

currency forward exchange agreements and foreign currency purchased put option contracts. For debt obligations, the table represents principal cash flows and related weighted average interest rates by expected maturity dates. For foreign currency forward exchange agreements and foreign currency put option contracts, the table presents the notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These notional amounts generally are used to calculate the contractual payments to be exchanged under the contract.


                                                                Balance
                                                                   at            Fair
                                                               9/30/99 (1)       Value
                                                               -----------     ---------
                                                               (US$ Equivalent in Millions)
Foreign Currency Short-Term Debt:
  Variable Rate Credit Lines (Europe, Japan and Asia)......    $   36.7        $  36.7
  Weighted Average Interest Rate...........................         2.2%

Forward Exchange Agreements:
  (Receive US$/Pay DM)
     Contract Amount.......................................    $    3.0        $   3.3
     Average Contractual Exchange Rate.....................        1.61
  (Receive US$/Pay JPY)
     Contract Amount.......................................    $    3.0        $   2.7
     Average Contractual Exchange Rate.....................       113.6
  (Receive US$/Pay GBP)
     Contract Amount.......................................    $    1.0        $   1.0
     Average Contractual Exchange Rate.....................         .60
  (Receive US$/Pay CAD)
     Contract Amount.......................................    $    3.4        $   3.4
     Average Contractual Exchange Rate.....................        1.46

Purchased Put Option Agreements:
  (Receive US$/Pay DM)
     Contract Amount.......................................    $    4.3        $   0.1
     Average Strike Price..................................        1.80
  (Receive US$/Pay JPY)
     Contract Amount.......................................    $    1.0        $   0.0
     Average Strike Price..................................      125.00
  (Receive US$/Pay GBP)
     Contract Amount.......................................    $    0.3        $   0.0
     Average Strike Price..................................         .62
  (Receive US$/Pay CAD)
     Contract Amount.......................................    $    6.1        $   0.0
     Average Strike Price..................................        1.53


-------------------

(1) None of the instruments listed in the table have maturity dates beyond 1999.

                                    S2PII-31

                   THE COLEMAN COMPANY, INC. AND SUBSIDIARIES

     LEGAL PROCEEDINGS

     Eastpak Corporation is a defendant in a case entitled HENRY BELKIN V. EASTPAK, INC., AND EASTPAK CORPORATION (collectively the "Eastpak Defendants") in the Superior Court for Middlesex County, Massachusetts. Mr. Belkin alleges in the lawsuit that he and one or both of the Eastpak Defendants had entered into a Sales Management Agreement ("SMA") which had a term expiring in the year 2003. Mr. Belkin alleges, among other things, that one or both of the Eastpak Defendants terminated the SMA without cause and claims substantial damages from lost commissions. The trial is expected to commence in January 2000. The Eastpak Defendants intend to vigorously defend the foregoing lawsuit, but cannot predict the outcome.

                                    S2PII-32

                       ADDITIONAL SELLING SECURITYHOLDERS

     The following represents an addendum to the table of selling securityholders appearing in the November 11, 1999 prospectus on pages 131-32.

                                         PRINCIPAL AMOUNT AT                       COMMON STOCK         COMMON
                                       MATURITY OF DEBENTURES  PERCENT OF TOTAL   OWNED PRIOR TO      STOCK TO BE
                                       BENEFICIALLY OWNED AND    OUTSTANDING    ORIGINAL DEBENTURES   REGISTERED
       SELLING SECURITYHOLDERS             OFFERED HEREBY        DEBENTURES          OFFERING           HEREBY
-------------------------------------- ----------------------- ---------------  ------------------- ---------------
Angelo, Gordon & Co., L.P.                    $      1,500,000        -                  -                 -

Ari Storch                                             100,000        -                  -                 -

Glenbrook Partners, L.P.                             1,000,000        -                  -                 -

John M. Angelo, Michael L. Gordon &
Fred Berger TTEES of the AG Savings &
Investment Plan DTD 1/1/89 FBO David
Kamin                                                   20,000        -                  -                 -

John M. Angelo, Michael L. Gordon &
Fred Berger TTEES of the AG Savings &
Investment Plan DTD 1/1/89 FBO
Charles E. Perilman                                    125,000        -                  -                 -

John M. Angelo, Michael L. Gordon &
Fred Berger TTEES of the AG Savings &
Investment Plan DTD 1/1/89 FBO Gary
Wolf                                                   200,000        -                  -                 -

MichaelAngelo, L.P.                                 12,000,000        -                  -                 -

Ramius, L.P.                                         3,500,000        -                  -                 -

Ramius Securities, LLC                               1,500,000        -                  -                 -

RCG Baldwin, L.P.                                    2,000,000        -                  -                 -

RCG Multi Strategy Account, L.P.                    20,500,000       1.0                 -                 -

Triarc Companies Inc.                                2,000,000        -                  -                 -
